UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

30 June 2024 Pillar 3 Report

of UBS Group and significant

regulated subsidiaries and
sub-groups, which appears immediately following this page.

Pillar 3 Report

30 June 2024

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS Group excluding the Credit Suisse AG

sub-group”

All UBS Group entities, excluding the Credit Suisse

AG sub-group
before the merger with UBS AG
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone”
Credit Suisse AG before the merger with

UBS AG on a standalone
basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group

Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Overview of risk-weighted assets
8
Section 4
Credit risk
19
Section 5
Counterparty credit risk
25
Section 6
Securitizations
29
Section 7
Market risk
33
Section 8
Going and gone concern requirements
and eligible capital
39
Section 9
Total

loss-absorbing capacity
41
Section 10
Leverage ratio
43
Section 11
Liquidity and funding
46
Section 12
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
47
Section 1
Introduction
48
Section 2
UBS AG consolidated
52
Section 3
UBS AG standalone
56
Section 4
UBS Switzerland AG standalone
62
Section 5
UBS Europe SE consolidated
63
Section 6
UBS Americas Holding LLC consolidated
65
Section 7
Credit Suisse (Schweiz) AG consolidated
69
Section 8
Credit Suisse (Schweiz) AG standalone
73
Section 9
Credit Suisse International standalone
Appendix
75
Abbreviations frequently used in our financial reports
77
Cautionary statement
Contacts
Switchboards
For all general inquiries.
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
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manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
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ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
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sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

30 June 2024 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

2
UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar

3 disclosures

for the

UBS Group,

including the

acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS AG

consolidated

and

standalone,

UBS

Switzerland AG

standalone,
UBS Europe

SE

consolidated,

and

UBS

Americas

Holding

LLC

consolidated,

as

well

as

Credit

Suisse

(Schweiz) AG
consolidated

and

standalone,

and

Credit

Suisse

International

standalone

in

the

respective

sections

under

“Significant
regulated subsidiaries and sub-groups.”
This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3 disclosure

requirements” issued

in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law,

UBS Group AG, UBS AG and Credit
Suisse (Schweiz) AG are required to comply with regulations based on the Basel III framework as applicable to Swiss

SRBs
on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Acquisition of the Credit Suisse Group
Impact of our acquisition of the Credit Suisse Group on

Basel III Pillar 3 disclosures
We

completed

the

merger

of

UBS AG

and

Credit

Suisse AG

on

31 May

2024

and

the

transition

to

a

single

US
intermediate

holding

company

on

7 June

2024.

These

changes

have

been

reflected

in

the

significant

regulated
subsidiaries and sub-groups section of this report.
›
Refer to the “UBS AG consolidated,” “UBS

AG standalone” and “UBS Americas Holding

LLC consolidated” sections

of this report
for more information about the newly merged entities
›
Refer to “Integration of Credit Suisse” in the “Recent

developments” section of the UBS Group second

quarter 2024 report,
available under “Quarterly reporting” at ubs.com/investors , for more information about the integration of Credit Suisse
›
Refer to “Note 2 Accounting for the merger of

UBS AG and Credit Suisse AG” in the “Consolidated

financial statements” section of
the UBS AG second quarter 2024 report, available under

“Quarterly reporting” at
ubs.com/investors , for more information about
the merger of UBS AG and Credit Suisse AG
Finalization of IFRS 3 measurement period adjustments for

the acquisition of the Credit Suisse Group
In the second quarter of 2024, in

light of the additional information about circumstances existing on the acquisition date
that

became

available

to management,

IFRS 3

measurement

period adjustments

totaling

USD 0.5bn

were

made.

The
adjustments reflect our final conclusions

on critical assumptions and judgments,

which are within a range

of reasonably
possible outcomes, relating

to significant uncertainties that

existed on the

acquisition date. With

the measurement period
adjustments effected

in the

second

quarter

of 2024,

the

accounting

for the

acquisition

of the

Credit

Suisse

Group

is
complete.

Comparative periods

for common

equity tier

1 capital

information

have been

revised

accordingly.

We

have
applied the

amended

measurement

for leverage

ratio

denominator,

risk-weighted

assets and

net stable

funding

ratio
calculation purposes prospectively from

the second quarter of 2024.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
the UBS Group second quarter 2024 report,

available under “Quarterly reporting” at
ubs.com/investors , for more information
about the IFRS 3 measurement period adjustments

30 June 2024 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

3
Significant regulatory developments, disclosure requirements and other changes
Developments related to the final Basel III implementation
In June

2024, the

Swiss Federal

Council confirmed

that the

amendments to

the Capital

Adequacy Ordinance

that will
incorporate the

final Basel III

standards into

Swiss law

will enter

into force

on 1 January

2025. Also

in June

2024, the
European Commission confirmed its intention to implement

the final Basel III requirements as of 1 January 2025,

except
for the market risk capital requirements

,

the implementation of which will

be delayed until at least 1 January

2026. The
implementation timeline to incorporate

the final Basel III standards in the

US is expected to be

delayed beyond July 2025,
as banking

agencies continue

to discuss

amendments to

their proposals.

The UK

has previously

stated its

intention to
implement the final

Basel III standards

by 1 July 2025;

however,

it has delayed

the publication of

its final rules

until the
autumn of 2024.
We expect that the adoption of the final Basel III standards in January 2025 will lead to an increase of around 5% in UBS
Group risk-weighted assets, driven mainly by the Fundamental Review of the

Trading Book. This estimate is based on our
current understanding of

the relevant

standards. We are

in an active

dialogue with FINMA

regarding various aspects

of
the final rules.

Our estimate

does not take

into account mitigating

actions,

nor does it

reflect the impact

of the output
floor, which is to be phased in over time.
Frequency and comparability of Pillar 3 disclosures

FINMA

has

specified

the

reporting

frequency

for

each

disclosure,

as

outlined

in

the

“Introduction

and

basis

for
preparation” section of

the 31 December 2023

Pillar 3 Report, available under

“Pillar 3 disclosures” at
ubs.com/investors
.
In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative

comparative information as

of 31 March 2024

for disclosures required

on a quarterly

basis and
as of 31 December

2023 for disclosures

required on a

semi-annual basis. Where

specifically required by

FINMA and / or
the BCBS, we disclose comparative information for additional reporting dates.

Where required, movement commentary

is aligned with the corresponding

disclosure frequency required by FINMA

and
always

refers

to

the

latest

comparative

period.

Throughout

this

report,

signposts

are

displayed

at

the

beginning

of

a
section, table

or chart

–
Semi-annual | Quarterly |

– indicating

whether the

disclosure is

provided semi-annually

or quarterly.

A
triangle symbol –
▲ ▲

– indicates the end of the signpost.
›
Refer to the 31 March 2024 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published quarterly movement commentary

›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published semi-annual movement commentary

30 June 2024 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the second quarter of 2024
Quarterly |
The KM1 and KM2

tables below are based

on Basel Committee

on Banking Supervision

Basel III rules. The

KM2
table includes a

reference to the

total loss-absorbing capacity

(TLAC) term sheet,

published by the

Financial Stability Board
(the

FSB).

The

FSB

provides

this

term

sheet

at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-
sheet
.
Our capital ratios increased

,

reflecting a decrease

in risk-weighted assets (RWA),

partly offset by a

decrease in our tier

1
capital.

Our leverage

ratio increased,

reflecting a

decrease in

the leverage

ratio denominator

(the LRD),

partly offset

by
the decrease in our tier 1 capital.
Our common equity tier

1 (CET1) capital decreased

by USD 1.6bn to

USD 76.1bn, mainly as the

operating profit before
tax of USD 1.5bn and an increase in eligible deferred tax assets recognized for temporary differences of USD 0.1bn were more than offset by

a net share

repurchase effect of

USD 1.0bn, a negative

effect from compensation-

and own-share-
related

capital

components

of

USD 1.0bn,

dividend

accruals

of

USD 0.6bn,

current

tax

expenses

of

USD 0.3bn,

and
amortization

of transitional

CET1

capital

purchase

price

allocation

(PPA)

adjustments

(interest

rate

and own

credit)

of
USD 0.3bn (net

of tax).

The net

share repurchase

effect of

USD 1.0bn reflects

actual share

repurchases of

USD 0.15bn
under our new, 2024 share repurchase program and the establishing of a

USD 0.85bn capital reserve for potential share
repurchases.
As agreed with the

Swiss Financial Market Supervisory

Authority (FINMA), as

part of the acquisition

of the Credit Suisse
Group in

2023, a

transitional CET1

capital treatment

has been

applied for

certain

PPA fair

value adjustments

required
under IFRS 3,
Business Combinations
, due to the

substantially temporary nature of these

IFRS-3-accounting-driven effects
related to interest rate

and own credit. As

such, equity reductions under

IFRS Accounting Standards of

USD 5.9bn (before
tax) and USD 5.0bn (net of tax) as of

the acquisition date have been neutralized for CET1 capital calculation purposes, of which USD 1.0bn

(net of

tax) related

to own-credit-related

fair value

adjustments. The

transitional treatment

is subject
to

linear

amortization

and

will

be

reduced

to

nil

by

30 June

2027.

The

amortization

of

transitional

CET1

capital

PPA
adjustments since the acquisition date totaled USD 1.3bn (net of tax) as of 30 June 2024,

an increase of USD 0.3bn (net
of tax) in the second quarter of 2024.
Our tier 1 capital decreased by USD 1.2bn to USD 91.8bn, reflecting the aforementioned decrease in CET1 capital,

partly
offset by

an increase

in additional

tier 1 (AT1)

capital of

USD 0.4bn.

The AT1

capital increase

was mainly

driven by

the
issuance of one AT1 capital instrument equivalent to USD 0.4bn.
The TLAC available as of 30

June 2024 included CET1 capital, AT1

capital and non-regulatory capital elements

of TLAC.
Under the Swiss

systemically relevant

bank framework, including

transitional arrangements,

TLAC excludes 45%

of the
gross unrealized gains on

debt instruments measured

at fair value through

other comprehensive income for

accounting
purposes, which

for regulatory

capital purposes

are measured

at the

lower of

cost or

market

value. This

amount

was
negligible as of 30 June 2024 but is included as available

TLAC in the KM2 table in this section.
Our

available

TLAC

increased

by

USD 0.7bn

to

USD 197.7bn,

driven

by

a

USD 1.9bn

increase

in

TLAC-eligible

senior
unsecured

debt,

partly

offset

by

the

aforementioned

decrease

in

tier 1

capital.

The

increase

in

TLAC-eligible

senior
unsecured debt was mainly due

to new issuances totaling USD 2.3bn

equivalent of TLAC-eligible senior unsecured

debt
instruments, partly

offset by

a USD 0.1bn

equivalent TLAC-eligible

senior unsecured

debt instrument

that ceased to

be
eligible as gone concern

capital as it

entered the final

year before maturity,

and negative impacts

from interest rate

risk
hedge, foreign currency translation and other effects.

During

the

second

quarter

of

2024,

RWA

decreased

by

USD 15.1bn

to

USD 511.4bn,

mainly

driven

by

decreases

of
USD 11.1bn in credit risk RWA and

USD 1.9bn in market risk RWA.

The remaining variance was spread

across other risk
types.
The LRD decreased by USD 35.4bn to USD 1,564.2bn,

driven by asset size and other movements of USD 33.4bn,

as well
as currency effects of USD 2.1bn.

30 June 2024 Pillar 3 Report |
UBS Group | Key metrics

The quarterly average

liquidity coverage ratio

(the LCR) of

the UBS Group

decreased 8.2 percentage

points to 212.0%,
remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average

LCR was
primarily driven by a decrease in high-quality liquid assets of USD 44.4bn to USD 378.2bn, mainly due to the repayment
of the remaining funding drawn under the Swiss National Bank

Emergency Liquidity Assistance facility and an increase in
trading assets.

The average net cash outflows decreased by USD 13.7bn to USD 178.5bn, reflecting lower outflows from deposits and loan commitments and higher net inflows from securities financing transactions.
As of

30 June 2024, the

net stable funding

ratio of the

UBS Group increased

1.6 percentage points to

128.0%, remaining
above

the

prudential

requirement

communicated

by

FINMA.

Available

stable

funding

decreased

by

USD 4.8bn

to
USD 882.3bn, mainly driven by lower customer deposits, partly offset by higher debt issued measured at amortized cost.
Required stable

funding decreased

by USD 12.5bn

to USD 689.0bn,

predominantly reflecting

lower lending

assets and
derivative balances, partly offset by higher trading assets

and securities financing transactions.
KM1: Key metrics
USD m, except where indicated
30.6.24 31.3.24
1
31.12.23
1
30.9.23
1
30.6.23
1
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 76,104 77,663 78,002 76,926 78,597
2 Tier 1 91,804 92,983 91,894 89,885 91,626
3 Total capital 91,804 92,984 91,895 89,886 91,626
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 511,376 526,437 546,505 546,491 556,603
4a Minimum capital requirement
2
40,910 42,115 43,720 43,719 44,528
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%) 14.88 14.75 14.27 14.08 14.12
6 Tier 1 ratio (%) 17.95 17.66 16.81 16.45 16.46
7 Total capital ratio (%) 17.95 17.66 16.81 16.45 16.46
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.16 0.15 0.14 0.15 0.11
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.33 0.32 0.33 0.31 0.30
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
3
3.66 3.65 3.64 3.65 3.61
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4
9.95 9.66 8.81 8.45 8.46
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,564,201 1,599,646 1,695,403 1,615,817 1,677,877
14 Basel III leverage ratio (%)
5.87 5.81 5.42 5.56 5.46
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

378,235 422,617 415,594 367,518 257,107
16 Total net cash outflow 178,452 192,106 192,760 187,256 144,973
16a of which: cash outflows 342,383 348,693 342,096 344,862 275,298
16b of which: cash inflows 163,931 156,588 149,336 157,606 130,325
17 LCR (%)
211.99 220.21 215.66 196.53 175.24
Net stable funding ratio (NSFR)
18 Total available stable funding 882,282 887,037 926,424

872,742

873,061
19 Total required stable funding 689,025 701,560 743,159

722,927

742,130
20 NSFR (%) 128.05 126.44 124.66

120.72

117.64
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated

financial statements” section of the UBS Group second

quarter
2024 report, available under "Quarterly reporting" at ubs.com/investors, for more information.

2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio

minus the BCBS CET1 capital requirement and, where

applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

5 Calculated after the application of
haircuts, inflow and outflow rates,

as well as, where

applicable, caps on Level 2

assets and cash inflows.

Calculated based on an average

of 61 data points in the

second quarter of 2024 and

61 data points in the
first quarter of 2024. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.6.24 31.3.24
2
31.12.23
2
30.9.23
2
30.6.23
2
1 Total loss-absorbing capacity (TLAC) available

197,690

196,970

199,001

193,239

194,379
2 Total RWA at the level of the resolution group

511,376

526,437

546,505

546,491

556,603
3 TLAC as a percentage of RWA (%)

38.66

37.42

36.41

35.36

34.92
4 Leverage ratio exposure measure at the level of the resolution group

1,564,201

1,599,646

1,695,403

1,615,817

1,677,877
5 TLAC as a percentage of leverage ratio exposure measure (%)

12.64

12.31

11.74

11.96

11.58
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS

Group AG consolidated level.

2 Comparative-period information has been revised. Refer to

“Note 2 Accounting for the acquisition of the Credit

Suisse Group” in the
“Consolidated financial statements” section of the UBS Group second quarter 2024 report, available under "Quarterly reporting"

at ubs.com/investors, for more information.

▲

30 June 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

6
Overview of risk-weighted assets
Overview of RWA and capital requirements
Quarterly |
The OV1

table below

provides an

overview of

our risk-weighted

assets (RWA)

and the

related minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During

the

second

quarter

of

2024,

RWA

decreased

by

USD 15.1bn

to

USD 511.4bn,

mainly

driven

by

decreases

of
USD 11.1bn in credit risk RWA and

USD 1.9bn in market risk RWA.

The remaining variance was spread

across other risk
types.
Credit

risk

RWA

decreased

by

USD 11.1bn,

mainly

driven

by

decreases

of

USD 8.2bn

related

to

asset

size

and

other
movements

and

USD 3.0bn

related

to

model

updates

and

methodology

changes.

Asset

size

and

other

movements
decreased by USD 8.2bn,

mainly driven by

a reduction of

RWA in

the Non-core and

Legacy portfolio, driven

by our actions
to actively

unwind the

portfolio,

in addition

to the

natural

roll-off. The

decrease

was also

driven

by decreases

in loan
balances in Personal

& Corporate Banking

and Global Wealth

Management. Model updates

and methodology changes
resulted in

a decrease

of USD 3.0bn,

mainly reflecting

a decrease

in RWA

of USD 1.6bn

related to

the recalibration

of
certain multipliers as a

result of model improvements

and a decrease in

RWA of USD 0.8bn from

methodology changes
related to commercial real estate and large corporate

loans.
Market risk RWA

decreased by USD

1.9bn, mainly driven

by a decrease

related to asset

size and other

movements that
reflected updates from the monthly risks-not-in-VaR assessments.
The flow

tables for credit

risk, counterparty credit

risk and market

risk RWA

in the

respective sections of

this report provide
further details regarding the movements in RWA in the second quarter of 2024.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management”

section of the UBS Group second quarter 2024 report, available under

“
Quarterly reporting”
at ubs.com/investors
, for more information about capital management and RWA, including details regarding movements in RWA
during the second quarter of 2024

30 June 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

7
OV1: Overview of RWA
Section or table
reference
Minimum
capital
requirements
1
USD m 30.6.24 31.3.24 31.12.23 30.6.24
1 Credit risk (excluding counterparty credit risk)

251,271

262,330

279,723

4

20,102
2 of which: standardized approach (SA)

59,701

63,902

69,725
CR4

4,776
2a of which: non-counterparty-related risk

16,574

16,744

17,979
CR4

1,326
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

1,611

2,351

3,103
CR10

129
5 of which: advanced internal ratings-based (A-IRB) approach

189,959

196,078

206,896
CR6

15,197
6 Counterparty credit risk
2

40,238

39,989

42,862
5, CCR1, CCR8

3,219
7 of which: SA for counterparty credit risk (SA-CCR)

8,908

8,979

9,233

713
8 of which: internal model method (IMM)

16,482

15,968

17,273
CCR7

1,319
8a of which: value-at-risk (VaR)

9,712

9,708

10,996
CCR7

777
9 of which: other CCR

5,137

5,333

5,360

411
10 Credit valuation adjustment (CVA)

7,356

8,737

8,807
5, CCR2

589
11 Equity positions under the simple risk-weight approach

5,785

6,201

5,454
4, CR10

463
12 Equity investments in funds – look-through approach

2,551

2,775

2,776

204
13 Equity investments in funds – mandate-based approach

870

1,057

823

70
14 Equity investments in funds – fallback approach

675

738

662

54
15 Settlement risk

354

338

523

28
16 Securitization exposures in banking book

8,574

9,671

12,831

6

686
17 of which: securitization internal ratings-based approach (SEC-IRBA)

5,203

5,753

7,000

6

416
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment
approach (IAA)

961

939

924

6

77
19 of which: securitization standardized approach (SEC-SA)

2,409

2,978

4,907

6

193
20 Market Risk

22,540

24,416

21,398
6,7

1,803
21 of which: standardized approach (SA)

468

512

509
MR1

37
22 of which: internal models approach (IMA)

22,072

23,904

20,889
MR2

1,766
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

145,426

145,426

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

25,736

24,759

25,219

2,059
25a

of which: deferred tax assets

16,610

16,384

16,392

1,329
26 Floor adjustment
27 Total

511,376

526,437

546,505

40,910
1 Calculated based

on 8%

of RWA.

2 Excludes

settlement risk,

which is

separately reported

in line

15 “Settlement

risk.” Includes

RWA with

central counterparties.

The split

between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review
of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities), deferred tax assets arising from temporary differences, and mortgage servicing rights.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk
Introduction
Semi-annual |
The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use

for internal credit risk quantification, except where certain treatments are
specified

by

regulatory

requirements.

These

include,

for

example,

the

application

of

regulatory

prescribed

floors

and
multipliers, and

differences with

respect to

eligibility criteria and

exposure definitions. The

exposure information presented
in

this

section

may

thus

differ

from

our

internal

management

view

disclosed

in

the

“Risk

management

and

control”
sections of

the quarterly

and annual reports.

Similarly, the

regulatory capital

prescribed measure

of credit

risk exposure
also differs from how it is defined under IFRS Accounting

Standards.
▲
Credit quality of assets
Semi-annual |
The

CR1

table

below

provides

a

breakdown

of

defaulted

and

non-defaulted

loans,

debt

securities

and

off-
balance sheet exposures.

The table includes

a split

of expected credit

loss accounting

provisions based on

the standardized
approach and the internal ratings-based approach.
Compared with 31 December

2023, the net

carrying values of

loans, including balances

at central banks,

decreased by
USD 111.5bn

to

USD 875.5bn,

mainly

due to

the

repayment

of funding

from

the

Swiss

National

Bank,

including

the
repayment

of the

remaining funding

drawn

under the

Emergency

Liquidity

Assistance

(ELA) facility,

active unwinds

in
Non-core

and

Legacy,

and

currency

effects.

The

net

carrying

value

of

off-balance

sheet

exposures

decreased

by
USD 18.4bn to USD 99.3bn, primarily driven by decreases in

loan commitments and guarantees across businesses.
›
Refer to the “CR3: Credit risk mitigation techniques

– overview” table in this section for more information

about the net value
movements related to Loans and Debt securities shown

in the table below
›
Refer to “Credit risk” in the “Risk management and

control” section of the UBS Group Annual Report 2023, available under
”Annual reporting” at ubs.com/investors
, for more information about the definitions of default

and credit impairment and to
“Credit risk exposure categories” in the “Credit risk” section of the 31 December

2023 Pillar 3 Report,

available under “Pillar 3
disclosures” at ubs.com/investors
, for more information about the classification of

loans and debt securities
CR1: Credit quality of assets
Gross carrying amounts of:

Allowances /
impairments
2
Of which: ECL accounting provisions
for credit losses on SA exposures
Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
3
Allocated in
regulatory
category of
General
3
30.6.24
1 Loans
4

5,749

871,545

(1,837)

(112)

(53)

(1,672)

875,457
2 Debt securities

63

87,120

(5)

0

(5)

0

87,179
3 Off-balance sheet exposures
5

386

99,098

(209)

(1)

(8)

(200)

99,276
4 Total

6,199

1,057,763

(2,051)

(113)

(65)

(1,872)

1,061,911
31.12.23
1 Loans
4

5,836

982,846

(1,758)

(76)

(69)

(1,613)

986,924
2 Debt securities

56

87,789

(4)

(4)

87,841
3 Off-balance sheet exposures
5

565

117,410

(253)

(1)

(3)

(249)

117,722
4 Total

6,457

1,188,045

(2,015)

(78)

(76)

(1,862)

1,192,487
1 Defaulted exposures include stage 3 and

defaulted purchased credit-impaired (PCI) assets

under IFRS 9. Refer to “Note

9 Expected credit loss measurement”

in the “Consolidated financial statements”

section of
the UBS Group second quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information about IFRS 9.

2 Expected credit loss (ECL) allowances and provisions amounted to USD
2,258m as of 30 June 2024, as disclosed in “Note 9

Expected credit loss measurement” in the “Consolidated financial statements” section of the UBS Group second quarter 2024

report, available under “Quarterly
reporting” at ubs.com/investors. This Pillar 3 table excludes ECL on securitization on- and off- balance sheet exposures (30 June 2024: USD 122m; 31 December 2023: USD 143m), ECL on revocable off-balance sheet exposures (30 June 2024:

USD 80m; 31 December

2023: USD 95m), ECL

on exposures subject to

counterparty credit risk (30

June 2024: USD 5m;

31 December 2023: USD 5m)

and ECL on irrevocable

committed
prolongation of loans that do not give rise to additional credit exposures (30 June 2024: USD 2m; 31 December 2023: USD 3m).

3 Specific provisions include stage 3 ECL allowances and additional ECL allowances on defaulted PCI assets. General

provisions include stage 1 and 2 ECL allowances

and additional ECL allowances on non-defaulted PCI assets.

4 Loan exposure is reported in line with the Pillar

3 definition. Refer
to “Credit risk exposure categories” in the “Credit

risk“ section of the 31 December 2023

Pillar 3 Report, available under “Pillar 3

disclosures” at ubs.com/investors,

for more information about the classification

of
loans and debt securities.

5 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the
initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities,

even if they attract RWA.

▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual

|

The

CR2

table

below

presents

changes

in

stock

of

defaulted

loans,

debt

securities

and

off-balance

sheet
exposures for the first

half of 2024.

The total amount of

defaulted loans and debt

securities was USD 6.2bn as

of 30 June
2024, a decrease of USD 0.3bn compared with 31 December

2023.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 30.6.24
1
For the half year
ended 31.12.23
1
1
Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year

6,457

5,958
2
Loans and debt securities that have defaulted since the

last reporting period

1,418

2,305
3 Returned to non-defaulted status

(304)

(152)
4 Amounts written off

(182)

(55)
5 Other changes
2

(1,190)

(1,601)
6
Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year

6,199

6,457
1 Off-balance sheet

exposures include unutilized

credit facilities,

guarantees provided

and forward starting

loan commitments,

but exclude prolongations

of loans that

do not increase

the initially committed

loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract

RWA.

2 Includes primarily partial or full repayments, as well as currency effects.
▲
Credit risk mitigation
Semi-annual |

The CR3

table below

provides a

breakdown of

loans and

debt securities

into unsecured

and partially

or fully
secured exposures, with additional information about the

security type.

Compared

with

31 December

2023,

the

carrying

amount

of

unsecured

loans,

including

balances

at

central

banks,
decreased

by

USD 72.0bn

to

USD 326.3bn,

mainly

due

to

the

repayment

of

funding

from

the

Swiss

National

Bank,
including the repayment of the remaining funding drawn

under the ELA facility and currency effects.

The carrying

amount of

partially or

fully

secured

loans decreased

by USD 39.5bn

to USD

549.2bn,

primarily

driven by
currency effects and decreases in

Non-core and Legacy, mainly

resulting from our actions

to actively unwind the

portfolio,
in addition to the natural roll-off.

CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
30.6.24
1 Loans
2

326,263

549,194

875,457

501,128

9,052

23
1a of which: cash and balances at central
banks

247,399

247,399
2 Debt securities

87,080

99

87,179

99
3 Total

413,343

549,293

962,636

501,227

9,052

23
4 of which: defaulted
3

1,238

3,402

4,640

2,119

348
31.12.23
1 Loans
2

398,277

588,647

986,924

533,136

10,766

46
1a of which: cash and balances at central
banks

312,971

312,971
2 Debt securities

87,635

206

87,841

201
3 Total

485,912

588,853

1,074,765

533,337

10,766

46
4 of which: defaulted
3

1,189

3,643

4,832

2,445

287
1 Exposures in this table represent carrying amounts in

accordance with the regulatory scope of consolidation.

2 Loan exposure is reported in line with the

Pillar 3 definition. Refer to “Credit risk exposure categories”
in the “Credit risk“ section of the 31 December 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors for more information about the classification of loans and debt securities.

3 Includes
purchased credit-impaired assets when defaulted.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the standardized approach
Introduction
The standardized approach

is generally applied where

using the A-IRB approach

is not feasible. Under

the standardized
approach

we

use,

where

possible,

credit

ratings

from

external

credit

assessment

institutions

to

determine

the

risk
weightings applied to rated counterparties.

Credit risk exposure and credit risk mitigation effects
Semi-annual

|
The

CR4

table

below

illustrates

the

credit

risk

exposure

and

effect

of

credit

risk

mitigation

(CRM)

on

the
calculation of capital requirements under

the standardized approach.
Compared

with

31 December

2023,

exposures

before

credit

conversion

factors

(CCFs)

and

CRM

in

the

Central
governments and

central banks

asset class decreased

by USD 28.0bn

to USD 60.4bn,

mainly due

to a

decrease in

cash
and central bank balances,

including the repayment of the remaining funding drawn under the Swiss National Bank ELA facility.
Exposures before CCFs

and CRM in

the Corporates asset

class decreased by

USD 10.3bn to USD 58.4bn

and exposures
after CCFs

and CRM decreased

by USD 8.4bn to

USD 43.2bn and RWA

decreased by USD 7.1bn

to USD 29.3bn, primarily
driven by decreases in Non-core and Legacy,

mainly driven by our actions to actively

unwind the portfolio, in addition to
the natural

roll-off, and

a methodology

change related

to the

establishing of

a new

model for

commercial real

estate,
which resulted in a transition of these exposures from the

standardized approach to the A-IRB approach.
CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
Exposures

before CCF and CRM
Exposures

post-CCF and post-CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
30.6.24
Asset classes
1 Central governments and central banks

60,173

272

60,445

59,854

12

59,866

806

1.3
2 Banks and securities dealers

15,239

2,332

17,571

15,027

1,127

16,154

3,815

23.6
3 Public-sector entities and multi-lateral development banks

4,123

3,193

7,317

4,123

903

5,027

1,355

27.0
4 Corporates

39,789

18,588

58,377

38,749

4,479

43,228

29,318

67.8
5 Retail

8,868

3,874

12,741

8,565

280

8,845

6,865

77.6
6 Equity

7 Other assets

19,000

194

19,194

19,000

194

19,194

17,541

91.4
7a of which: non-counterparty related assets

17,320

190

17,510

17,320

190

17,510

16,574

94.7
7b of which: others

1,680

4

1,684

1,680

4

1,684

967

57.4
8 Total

147,191

28,454

175,645

145,318

6,995

152,314

59,701

39.2
31.12.23
Asset classes
1 Central governments and central banks

88,175

306

88,481

87,539

10

87,549

686

0.8
2 Banks and securities dealers

16,061

2,461

18,522

15,968

1,199

17,167

4,062

23.7
3 Public-sector entities and multi-lateral development banks

4,297

4,168

8,465

3,613

1,194

4,807

1,382

28.7
4 Corporates

45,415

23,223

68,638

44,805

6,788

51,593

36,370

70.5
5 Retail

10,332

3,377

13,709

9,824

185

10,009

7,917

79.1
6 Equity

7 Other assets

20,923

254

21,176

20,923

254

21,176

19,309

91.2
7a of which: non-counterparty related assets

18,906

250

19,156

18,906

250

19,155

17,979

93.9
7b of which: others

2,017

4

2,021

2,017

4

2,021

1,330

65.8
8 Total

185,203

33,789

218,992

182,671

9,630

192,301

69,725

36.3
▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset classes and risk weight
Semi-annual |

The CR5

table below

shows credit

risk exposures

under the

standardized

approach

by asset

classes and

risk
weights applied.
CR5: Standardized approach – exposures by asset classes and risk weights
USD m
Risk weight 0% 10% 20% 35% 50% 75% 100% 150% Others
Total credit
exposures amount
(post-CCF and
post-CRM)
30.6.24
Asset classes
1 Central governments and central banks

58,780

135

367

560

24

59,866
2 Banks and securities dealers

14,691

1,172

289

1

16,154
3 Public-sector entities and multi-lateral development banks

359

3,650

787

229

2

5,027
4 Corporates

13,103

2,527

3,533

23

23,647

284

111
1

43,228
5 Retail

2,487

1,699

4,537

123

8,845
6 Equity

7 Other assets

1,742

17,444

8

19,194
7a of which: non-counterparty related assets

936

16,574

17,510
7b of which: others

806

870

8

1,684
8 Total

60,882

31,580

5,013

5,859

1,722

46,705

434

119

152,314
9 of which: secured by real estate

2

5,013

86

103

2,484

90

7,777
10 of which: past due

3

518

260

778
31.12.23
Asset classes
1 Central governments and central banks

86,731

139

77

563

38

87,549
2 Banks and securities dealers

15,766

1,006

390

4

17,167
3 Public-sector entities and multi-lateral development banks

396

3,087

1,121

201

2

4,807
4 Corporates

12,667

2,573

4,520

35

29,989

411

1,399
1

51,593
5 Retail

2,568

2,298

4,883

260

10,009
6 Equity

7 Other assets

1,956

19,213

8

21,176
7a of which: non-counterparty related assets

1,176

17,979

19,155
7b of which: others

779

1,234

8

2,021
8 Total

89,084

31,659

5,141

6,725

2,333

55,239

714

1,406

192,301
9 of which: secured by real estate

2

5,141

84

155

4,941

10,321
10 of which: past due

3

553

375

928
1 Includes exposures secured by credit

derivatives cleared through central counterparties risk-weighted at 2%

or 4%.

2 Includes both residential mortgages and claims

secured by other properties, such as

commercial
real estate.

3 Includes exposure to defaulted counterparties and purchased credit-impaired assets.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the advanced internal ratings-based

approach
Introduction
Under

the

A-IRB

approach,

the

required

capital

for

credit

risk

is

quantified

through

empirical

models

that

we

have
developed

to

estimate

the

probability

of

default

(PD),

loss

given

default

(LGD),

exposure

at

default

(EAD)

and

other
parameters, subject to FINMA approval.

Credit risk exposures by portfolio and probability of default range
Semi-annual |
The CR6 table

below provides

information about

credit risk

exposures under

the A-IRB

approach, including

a
breakdown of

the main

parameters used

in A-IRB

models to

calculate the

capital requirements,

presented by

portfolio
and PD range

across FINMA-defined

asset classes.

EAD in the

following comments represents

exposure at

default after
credit conversion factors and credit risk mitigation.
Compared with 31 December

2023, EAD decreased

by USD 91.9bn to

USD 965.9bn, and RWA

decreased by USD 16.9bn
to USD 190.0bn across various asset classes.
In the

Central

governments

and central

banks asset

class, EAD

decreased

by USD

37.8bn to

USD 243.6bn,

and

RWA
remained broadly

unchanged

at USD 4.7bn.

EAD decreased

mainly due

to a

decrease

in cash

and balances

at central
banks, including the repayment of the remaining funding drawn under the Swiss National Bank ELA facility and currency effects.
In

the

Banks

and

securities

dealers

asset

class

both

EAD

(at

USD 16.4bn)

and

RWA

(at

USD 7.1bn)

remained

broadly
unchanged in the first half of 2024.
In

the

Public-sector

entities

and

multi-lateral

development

banks

asset

class

both

EAD

(at

USD 7.9bn)

and

RWA

(at
USD 0.9bn)

remained broadly unchanged in the first half of 2024.
In the Corporates: specialized

lending asset class, EAD

decreased by USD 5.3bn

to USD 57.6bn, and RWA

decreased by
USD 1.5bn to USD 25.9bn. The decreases

mainly reflected currency effects and decreases

in loan balances in Personal &
Corporate Banking and Global

Wealth Management,

partly offset by a

methodology change related

to the establishing
of

a

new

model

for

commercial

real

estate,

which

resulted

in

a

transition

of

these

exposures

from

the

standardized
approach to the A-IRB approach.
In the

Corporates:

other

lending asset

class, EAD

decreased

by USD 18.2bn

to USD

110.9bn,

and RWA

decreased

by
USD 10.9bn to USD 65.0bn.

The decreases were primarily driven by decreases in

Non-core and Legacy, mainly due to our
actions to actively

unwind the portfolio,

in addition to the

natural roll-off, a

decrease due to

a model update

related to
small and medium-sized enterprises

in Personal & Corporate

Banking, and a decrease in loan

balances in Global Wealth
Management,

as well

as currency effects.

A further reduction

in RWA

was related to

the recalibration of

certain multipliers
as a result of improvements to models, primarily in the Investment

Bank.
In the Retail: residential

mortgages asset class,

EAD decreased by

USD 21.2bn to USD

290.4bn, and RWA

decreased by
USD 4.9bn

to

USD 59.7bn.

The

decreases

mainly

reflected

currency

effects

and

decreases

in

loan

balances

in

Global
Wealth Management and

Personal & Corporate

Banking. An additional

reduction in RWA

resulted from financial

resource
optimization,

mainly in Personal & Corporate Banking.
In the Retail:

qualifying revolving

retail exposures

(QRRE) asset

class both

EAD (at

USD 7.2bn) and

RWA (at

USD 1.3bn)
remained broadly unchanged in the first half of 2024.
In

the

Retail:

other

retail

asset

class,

EAD

decreased

by

USD 8.6bn

to

USD 231.8bn,

and

RWA

remained

broadly
unchanged at

USD 25.4bn.

The decrease

in EAD

mainly reflected

currency effects

and a

decrease in

Lombard loans

in
Global Wealth

Management

and Personal

& Corporate

Banking, partly

offset by

a model

update related

to small

and
medium-sized enterprises.
›
Refer to the “CR8: RWA flow statements of credit risk exposures under

IRB” table in this section for more information about the
movement of credit risk exposures under the A-IRB approach for the second quarter of 2024

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Central governments and central banks as of 30.6.24
0.00 to <0.15

240,879

420

241,299

60.6

242,886

0.0
<0.1

36.3

1.0

4,180

1.7

5
0.15 to <0.25

529

529

529

0.2
<0.1

51.5

1.0

171

32.2

0
0.25 to <0.50

10

12

22

100.0

51

0.4
<0.1

53.0

2.4

38

73.9

0
0.50 to <0.75

31

0

31

13.2

2

0.5
<0.1

18.5

2.7

1

32.0

0
0.75 to <2.50

109

3

112

45.0

8

1.3
<0.1

19.9

4.2

6

80.8

0
2.50 to <10.00

326

113

439

35.8

30

4.5
<0.1

45.6

2.8

48

160.7

1
10.00 to <100.00

205

69

273

35.0

53

28.4
<0.1

81.9

1.0

241

458.6

12
100.00 (default)
4

54

1

55

55.0

49

100.0
<0.1

52

106.0

5
Subtotal

242,143

617

242,760

53.9

243,607

0.0

0.1

36.4

1.0

4,736

1.9

24

32
Central governments and central banks as of 31.12.23
0.00 to <0.15

278,625

681

279,306

52.5

280,410

0.0
<0.1

30.0

1.0

3,823

1.4

6
0.15 to <0.25

462

462

462

0.2
<0.1

51.2

1.0

147

31.9

0
0.25 to <0.50

202

0

202

10.1

189

0.4
<0.1

53.0

1.0

104

54.9

0
0.50 to <0.75

44

0

44

13.1

4

0.6
<0.1

34.8

2.1

2

53.2

0
0.75 to <2.50

112

5

117

46.8

9

1.3
<0.1

24.7

3.9

8

87.2

0
2.50 to <10.00

429

174

603

37.9

70

4.5
<0.1

55.1

2.2

136

195.1

2
10.00 to <100.00

289

104

394

35.0

95

28.1
<0.1

70.5

1.0

370

390.7

19
100.00 (default)
4

134

0

134

10.1

126

100.0
<0.1

133

106.0

6
Subtotal

280,298

963

281,262

47.9

281,365

0.1

0.1

30.0

1.0

4,724

1.7

33

33
Banks and securities dealers as of 30.6.24
0.00 to <0.15

9,314

1,779

11,092

51.8

12,924

0.1

1.5

50.8

0.9

2,614

20.2

5
0.15 to <0.25

964

456

1,420

37.3

1,113

0.2

0.3

59.0

1.4

627

56.3

1
0.25 to <0.50

483

394

877

57.3

648

0.4

0.3

60.3

0.9

494

76.3

1
0.50 to <0.75

46

281

327

41.9

145

0.6
<0.1

52.6

1.6

135

93.1

0
0.75 to <2.50

625

455

1,080

45.9

787

1.3

0.2

55.4

1.4

1,049

133.2

6
2.50 to <10.00

1,047

392

1,439

40.5

752

6.0

0.2

70.3

1.1

2,083

277.2

33
10.00 to <100.00

91

5

96

46.2

12

22.5
<0.1

60.9

0.6

44

355.3

2
100.00 (default)
4

46

0

46

0.0

46

100.0
<0.1

49

106.0
Subtotal

12,616

3,762

16,378

48.0

16,428

0.7

2.6

52.8

1.0

7,095

43.2

48

1
Banks and securities dealers as of 31.12.23
0.00 to <0.15

10,118

1,723

11,841

52.2

13,111

0.1

1.8

51.3

0.9

2,572

19.6

4
0.15 to <0.25

720

527

1,247

39.6

947

0.2

0.3

59.7

1.5

549

57.9

1
0.25 to <0.50

664

354

1,018

44.9

738

0.4

0.2

65.6

0.8

613

83.1

2
0.50 to <0.75

103

198

301

44.2

191

0.6

0.1

48.0

1.3

166

86.9

1
0.75 to <2.50

593

519

1,112

45.0

745

1.6

0.2

54.6

1.1

977

131.1

6
2.50 to <10.00

977

436

1,413

42.8

645

6.3

0.2

72.8

1.0

1,861

288.6

30
10.00 to <100.00

114

6

120

32.9

28

23.8
<0.1

49.4

0.7

83

291.2

3
100.00 (default)
4

95

0

95

0.0

95

100.0
<0.1

101

106.0
Subtotal

13,384

3,764

17,148

47.2

16,500

1.0

2.9

53.4

1.0

6,921

41.9

48

3

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Public sector entities, multilateral developmental banks as of 30.6.24
0.00 to <0.15

5,960

2,161

8,121

7.5

6,407

0.0

0.2

35.9

1.2

342

5.3

1
0.15 to <0.25

352

950

1,302

20.8

558

0.2

0.2

26.6

2.3

141

25.3

0
0.25 to <0.50

738

351

1,089

23.3

794

0.3

0.2

31.0

2.1

323

40.7

1
0.50 to <0.75

28

56

84

36.1

48

0.6
<0.1

36.1

4.5

42

86.8

0
0.75 to <2.50

1

0

2

30.8

1

1.1
<0.1

15.2

1.5

1

40.2

0
2.50 to <10.00

60

102

162

45.0

107

5.2
<0.1

5.5

3.8

24

22.3

0
10.00 to <100.00
100.00 (default)
4

0

0

0

0.0
<0.1

0

106.0
Subtotal

7,140

3,620

10,760

14.0

7,916

0.1

0.6

34.3

1.4

873

11.0

2

0
Public sector entities, multilateral developmental banks as of 31.12.23
0.00 to <0.15

6,411

2,431

8,842

7.7

6,898

0.0

0.2

35.5

1.2

378

5.5

1
0.15 to <0.25

373

970

1,343

19.3

568

0.2

0.2

28.8

2.2

131

23.1

0
0.25 to <0.50

803

417

1,220

21.3

871

0.3

0.2

26.4

2.3

273

31.3

1
0.50 to <0.75

3

7

10

43.2

6

0.7
<0.1

36.9

1.4

4

57.3

0
0.75 to <2.50

14

2

16

27.0

15

1.0
<0.1

33.9

1.1

7

49.6

0
2.50 to <10.00

67

110

177

45.0

118

5.2
<0.1

5.5

3.9

26

22.2

0
10.00 to <100.00
100.00 (default)
4
Subtotal

7,672

3,937

11,608

13.1

8,476

0.1

0.6

33.7

1.4

819

9.7

2

0
Corporates: specialized lending as of 30.6.24
0.00 to <0.15

9,347

2,939

12,286

54.4

11,524

0.1

1.3

18.2

2.6

1,820

15.8

1
0.15 to <0.25

5,048

2,628

7,676

46.5

6,322

0.2

0.7

19.9

2.2

1,401

22.2

2
0.25 to <0.50

8,369

3,733

12,102

30.9

9,606

0.4

1.4

22.9

2.1

3,677

38.3

8
0.50 to <0.75

7,446

3,716

11,162

34.3

8,664

0.6

0.9

23.2

2.0

3,735

43.1

12
0.75 to <2.50

16,787

4,396

21,182

35.6

18,528

1.3

1.8

25.8

2.1

12,080

65.2

65
2.50 to <10.00

2,328

359

2,687

48.6

2,560

3.4

0.3

31.5

1.6

2,698

105.4

27
10.00 to <100.00

9

0

9

100.0

10

15.7
<0.1

26.7

1.8

15

157.6

0
100.00 (default)
4

348

35

383

59.3

417

100.0
<0.1

442

106.0

119
Subtotal

49,681

17,805

67,486

39.3

57,631

1.5

6.4

23.0

2.2

25,867

44.9

235

140
Corporates: specialized lending as of 31.12.23
0.00 to <0.15

12,041

3,444

15,485

51.7

13,898

0.1

1.3

18.9

2.5

2,165

15.6

2
0.15 to <0.25

5,813

1,951

7,764

48.1

6,584

0.2

0.7

22.5

2.5

1,820

27.6

3
0.25 to <0.50

10,479

4,727

15,206

32.8

11,852

0.4

1.5

24.8

2.1

4,700

39.7

10
0.50 to <0.75

7,470

5,392

12,862

32.0

9,117

0.6

0.9

22.1

1.7

3,597

39.5

12
0.75 to <2.50

17,064

4,644

21,708

34.7

18,664

1.3

2.0

24.6

2.1

11,856

63.5

62
2.50 to <10.00

2,381

435

2,816

51.3

2,604

3.4

0.4

30.8

1.5

2,956

113.5

26
10.00 to <100.00

20

13

33

14.3

22

14.6
<0.1

30.7

1.6

38

173.8

1
100.00 (default)
4

285

12

297

52.9

215

100.0
<0.1

228

106.0

128
Subtotal

55,554

20,618

76,172

38.0

62,956

1.1

6.9

23.1

2.1

27,362

43.5

244

140

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Corporates: other lending as of 30.6.24
0.00 to <0.15

21,459

52,274

73,733

25.1

35,621

0.1

9.7

38.6

1.9

7,430

20.9

8
0.15 to <0.25

9,418

20,956

30,374

31.2

16,328

0.2

3.1

39.1

2.1

6,582

40.3

15
0.25 to <0.50

9,884

12,094

21,979

33.2

13,763

0.4

3.7

38.1

2.3

7,763

56.4

19
0.50 to <0.75

5,833

6,173

12,006

41.0

8,422

0.6

3.0

36.4

2.2

5,562

66.0

20
0.75 to <2.50

15,783

11,709

27,493

39.0

20,189

1.4

5.5

33.1

2.2

18,303

90.7

93
2.50 to <10.00

7,660

12,695

20,355

47.3

12,882

4.9

3.3

34.6

2.7

15,230

118.2

221
10.00 to <100.00

613

1,015

1,628

46.7

1,094

16.4

0.3

24.8

2.8

1,389

126.9

44
100.00 (default)
4

2,636

497

3,134

57.6

2,602

100.0

1.5

2,757

106.0

843
Subtotal

73,287

117,414

190,701

32.0

110,902

3.5

30.0

36.8

2.2

65,014

58.6

1,263

1,408
Corporates: other lending as of 31.12.23
0.00 to <0.15

22,521

63,917

86,438

25.8

41,055

0.1

11.2

38.6

2.0

8,492

20.7

9
0.15 to <0.25

10,935

24,194

35,129

29.4

18,419

0.2

3.9

41.2

2.1

7,739

42.0

17
0.25 to <0.50

10,269

14,260

24,529

35.0

15,320

0.4

5.0

41.1

2.2

9,538

62.3

23
0.50 to <0.75

6,293

8,342

14,635

36.9

9,564

0.6

4.3

33.1

2.2

5,544

58.0

20
0.75 to <2.50

18,439

13,837

32,276

38.8

23,286

1.4

11.5

33.8

2.2

17,947

77.1

112
2.50 to <10.00

10,464

17,641

28,104

45.3

16,964

5.0

6.1

33.4

2.3

21,600

127.3

285
10.00 to <100.00

753

855

1,609

53.9

1,240

17.2

0.3

20.7

2.9

1,600

129.1

52
100.00 (default)
4

2,564

807

3,371

47.6

3,231

100.0

1.4

3,423

106.0

713
Subtotal

82,238

143,854

226,092

31.9

129,079

3.7

43.6

37.1

2.2

75,884

58.8

1,231

1,380
Retail: residential mortgages as of 30.6.24
0.00 to <0.15

115,546

2,267

117,813

47.3

118,298

0.1

186.3

18.4

6,462

5.5

19
0.15 to <0.25

48,230

1,113

49,343

50.3

50,109

0.2

54.8

19.3

5,938

11.9

18
0.25 to <0.50

59,825

1,507

61,332

52.8

62,104

0.3

69.8

20.9

12,064

19.4

44
0.50 to <0.75

19,052

548

19,599

71.3

19,511

0.6

17.2

29.3

5,990

30.7

36
0.75 to <2.50

27,533

1,608

29,141

70.0

28,753

1.4

29.6

32.7

15,989

55.6

127
2.50 to <10.00

9,085

274

9,358

68.5

9,282

4.4

9.2

33.1

9,971

107.4

135
10.00 to <100.00

1,175

20

1,195

88.5

1,198

15.3

1.0

31.1

2,055

171.5

58
100.00 (default)
4

1,121

33

1,155

72.6

1,179

100.0

1.2

1,249

106.0

27
Subtotal

281,567

7,370

288,937

56.6

290,433

0.9

369.0

21.8

59,718

20.6

464

230
Retail: residential mortgages as of 31.12.23
0.00 to <0.15

119,466

2,509

121,975

48.4

123,015

0.1

183.6

18.2

6,704

5.5

20
0.15 to <0.25

51,586

1,356

52,942

54.0

53,999

0.2

56.2

19.1

6,415

11.9

19
0.25 to <0.50

64,885

1,813

66,698

52.7

67,761

0.3

72.6

20.5

13,059

19.3

47
0.50 to <0.75

20,641

683

21,324

70.9

21,211

0.6

18.0

28.7

6,319

29.8

38
0.75 to <2.50

30,775

2,735

33,510

58.3

32,492

1.3

31.4

32.1

17,467

53.8

141
2.50 to <10.00

10,459

397

10,856

67.1

10,742

4.4

10.1

32.5

11,218

104.4

152
10.00 to <100.00

1,196

35

1,231

90.3

1,229

14.7

1.1

32.6

2,193

178.4

59
100.00 (default)
4

953

21

974

74.0

1,136

100.0

1.1

1,204

106.0

30
Subtotal

299,960

9,549

309,509

55.4

311,584

0.9

373.9

21.6

64,580

20.7

506

261

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Retail: qualifying revolving retail exposures (QRRE) as of 30.6.24
0.00 to <0.15

243

3,863

4,105

51.8

2,244

0.0

467.0

37.5

48

2.1

0
0.15 to <0.25

157

2,577

2,734

38.0

1,154

0.2

327.0

36.6

66

5.7

1
0.25 to <0.50

260

2,285

2,545

28.0

910

0.4

289.7

32.7

77

8.5

1
0.50 to <0.75

271

1,324

1,594

30.3

679

0.6

176.2

32.3

87

12.8

1
0.75 to <2.50

750

1,917

2,666

38.0

1,484

1.4

300.8

34.1

390

26.3

7
2.50 to <10.00

515

268

783

37.0

601

4.4

134.6

39.4

408

67.8

10
10.00 to <100.00

79

19

98

48.4

89

17.8

21.8

44.7

163

183.8

7
100.00 (default)
4

64

2

66

27.4

40

100.0

30.0

42

106.0

25
Subtotal

2,338

12,253

14,591

39.7

7,201

1.6

1,747.0

35.8

1,281

17.8

53

38
Retail: qualifying revolving retail exposures (QRRE) as of 31.12.23
0.00 to <0.15

265

4,116

4,381

51.8

2,395

0.0

465.8

37.5

51

2.1

0
0.15 to <0.25

147

2,700

2,847

38.6

1,188

0.2

326.3

36.7

68

5.7

1
0.25 to <0.50

241

2,431

2,672

28.0

936

0.4

290.1

33.6

82

8.7

1
0.50 to <0.75

253

1,421

1,674

30.7

697

0.6

178.0

33.2

93

13.3

1
0.75 to <2.50

654

1,831

2,485

42.9

1,487

1.4

305.0

35.2

401

27.0

7
2.50 to <10.00

550

504

1,053

21.7

607

4.4

134.2

40.8

434

71.5

11
10.00 to <100.00

99

22

121

51.1

111

18.2

24.0

46.6

216

194.5

10
100.00 (default)
4

62

2

64

27.4

38

100.0

28.6

41

106.0

24
Subtotal

2,271

13,027

15,298

39.9

7,459

1.6

1,751.9

36.4

1,385

18.6

56

39
Retail: other retail as of 30.6.24
0.00 to <0.15

125,642

421,136

546,778

15.2

189,797

0.0

498.0

34.0

10,263

5.4

26
0.15 to <0.25

6,520

12,427

18,947

17.6

8,705

0.2

26.8

29.1

1,209

13.9

5
0.25 to <0.50

9,004

14,496

23,499

18.5

11,679

0.4

29.6

32.7

2,936

25.1

14
0.50 to <0.75

5,991

11,231

17,222

19.7

8,683

0.6

38.4

28.9

2,623

30.2

16
0.75 to <2.50

6,950

8,870

15,820

23.9

8,852

1.3

96.5

38.7

4,605

52.0

44
2.50 to <10.00

3,141

1,469

4,609

26.0

3,180

4.0

46.4

50.4

2,634

82.8

61
10.00 to <100.00

538

102

640

15.1

547

23.2

18.9

52.8

718

131.4

68
100.00 (default)
4

240

52

292

54.4

366

100.0

5.9

388

106.0

67
Subtotal

158,026

469,781

627,807

15.7

231,809

0.4

760.5

34.0

25,376

10.9

300

60
Retail: other retail as of 31.12.23
0.00 to <0.15

134,559

428,417

562,976

15.5

200,541

0.0

503.5

34.9

10,876

5.4

28
0.15 to <0.25

7,335

11,897

19,233

18.1

9,481

0.2

30.7

34.5

1,456

15.4

6
0.25 to <0.50

7,531

13,790

21,322

19.0

10,146

0.4

30.8

27.4

2,058

20.3

10
0.50 to <0.75

5,241

12,075

17,317

19.8

8,106

0.6

39.9

28.1

2,309

28.5

14
0.75 to <2.50

6,593

8,245

14,838

21.4

8,362

1.2

88.5

42.2

4,711

56.3

44
2.50 to <10.00

2,680

1,213

3,893

18.5

2,757

4.3

39.2

55.6

2,601

94.3

66
10.00 to <100.00

497

109

607

16.8

514

23.7

16.9

52.9

683

133.1

65
100.00 (default)
4

542

44

586

65.0

497

100.0

5.6

527

106.0

48
Subtotal

164,981

475,791

640,772

15.9

240,403

0.4

755.1

34.8

25,220

10.5

281

32
Total 30.6.24

826,799

632,622

1,459,420

20.6

965,927

0.9

2,916.2

30.9

1.5

189,959

19.7

2,388

1,910
Total 31.12.23

906,357

671,503

1,577,860

21.2

1,057,823

0.9

2,935.1

29.5

1.5

206,895

19.6

2,400

1,889
1 Numbers of obligors represent an aggregation of the client relationships in the

UBS Group excluding Credit Suisse along with

the client relationships in Credit Suisse. RWA calculations

are based on the applicable rules and models approved by FINMA for the respective legal entities.

2 Defaulted exposures disclosed
in the table are excluded from average loss given default (LGD) and average maturity information as not relevant for risk weighting. Furthermore, Retail asset classes are excluded from the average maturity, as maturity is not relevant for risk weighting.

3 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class. Provisions reflect IFRS Accounting Standards Expected Credit Losses accounting provisions for credit losses on A-IRB exposures.

4 Includes defaulted purchased credit-impaired assets.

▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as credit risk mitigation techniques
Semi-annual |
Where credit

derivatives are

used as CRM

techniques, the

PD of the

obligor is

in general

substituted with

the
PD

of

the

hedge

provider.

In

addition,

default

correlation

between

the

obligor

and

the

hedge

provider

is

taken

into
account through the double

default approach. The impact

of credit derivatives used

as CRM techniques on A-IRB

credit
risk has been immaterial

for past reporting

periods and continued

to be immaterial for

this reporting period.

Therefore,
we have

discontinued the

disclosure of

the “CR7:

IRB –

effect

on RWA

of credit

derivatives used

as CRM

techniques”
table, in line with FINMA Circular 2016/1, General

principles of disclosure.
▲
›
Refer to the “CCR6: Credit derivatives exposures” table in the

“Counterparty credit risk” section of this report for

notional and fair
value information about credit derivatives used as

CRM techniques
Risk-weighted assets flow statements of credit risk exposures under the internal ratings-based approach
Quarterly |

The CR8 table below provides a breakdown

of the credit risk RWA movements

in the second quarter of 2024 across
movement categories defined by the Basel Committee

on Banking Supervision (the BCBS).
Credit risk

RWA under

the

internal ratings

-based (IRB)

approach

decreased

by USD

6.9bn to

USD 191.6bn

during the
second

quarter

of 2024.

This

balance

includes

credit

risk

under

the

A-IRB

approach,

as

well

as

credit

risk

under

the
supervisory slotting approach.
Movements

in

asset

size

drove

a

USD 5.6bn

decrease

in

RWA,

due

to

a

decrease

in

loan

balances

in

Global

Wealth
Management

and Personal

& Corporate

Banking, as

well as

reductions

in

Non-core

and Legacy,

mainly

driven by

our
actions to actively unwind the portfolio, in addition to the natural roll-off.
Movements in asset quality, including changes

in risk density across the overall portfolio,

decreased RWA by USD 1.0bn,
mainly resulting from financial resource optimization in Global

Wealth Management and Personal & Corporate Banking.
Such decreases were partly offset by changes in risk

density in other business divisions.
Model updates

decreased RWA

by USD 2.2bn,

primarily related

to the

recalibration of

certain multipliers

as a

result of
improvements to models, primarily in the Investment Bank

and Personal & Corporate Banking.
Methodology and policy changes resulted in an RWA increase

of USD 1.8bn, mainly related to the establishing of a new
model for

commercial real

estate, which

resulted in

a transition

of these

exposures from

the standardized

approach to
the A-IRB approach.
Currency effects, driven

by the weakening

of the US

dollar against other

major currencies, resulted

in an RWA

increase
of USD 0.2bn.
›
Refer to the “Definitions of credit risk and counterparty

credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2023 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of credit risk RWA movement table components
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.6.24
For the quarter
ended 31.3.24
1 RWA as of the beginning of the quarter

198,429

209,998
2 Asset size

(5,554)

(4,748)
3 Asset quality

(1,020)

529
4 Model updates

(2,208)

(737)
5 Methodology and policy

1,826
5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

247

(8,441)
8 Other

(150)

1,828
9 RWA as of the end of the quarter

191,570

198,429
▲

30 June 2024 Pillar 3 Report |
UBS Group | Credit risk

Specialized lending
Semi-annual |

The table below

provides information

about specialized

lending exposures,

subject to the

supervisory slotting
approach. Exposures related

to specialized lending for the

UBS Group excluding Credit

Suisse are included in

the “CR6:
IRB – Credit risk exposures by portfolio and

PD range” table in this section.
CR10: Specialized lending
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
30.6.24
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

204

11

50

270

143
Equal to or more than 2.5 years

132

70

183

136

1
Good Less than 2.5 years

1,150

91

70

1,199

890

5
Equal to or more than 2.5 years

283

81

90

332

317

3
Satisfactory

77

3

115
2

79

96

2
Weak

20

250

11

30

1
Default

51

51

26
Total

1,897

207

2,125

1,611

37
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default

1

2
Total

1

2
31.12.23
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

292

139

50

368

195
Equal to or more than 2.5 years

152

248

70

288

214

1
Good Less than 2.5 years

1,703

190

70

1,807

1,341

7
Equal to or more than 2.5 years

349

104

90

396

378

3
Satisfactory

405

34

115
2

423

516

12
Weak

139

62

250

173

459

14
Default

32

32

16
Total

3,073

776

3,488

3,103

53
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default
Total
1 Exposure amounts in connection with income-producing real estate.

2 For a portion of the exposure, a risk weight of 120% is applied.
▲
Equity exposures
Semi-annual

|
The

table

below

provides

information

about

our

equity

exposures

under

the

simple

risk-weight

method.
Compared

with

31 December

2023,

RWA

from

equity

positions

under

the

simple

risk-weight

approach

increased

by
USD 0.3bn to USD 5.8bn.

CR10: IRB (equities under the simple risk-weight method)
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in %
1
Exposure amount
2
RWA
1
30.6.24
Exchange-traded equity exposures

37

300

37

118
Other equity exposures

1,337

400

1,337

5,667
Total

1,374

1,374

5,785
31.12.23
Exchange-traded equity exposures

33

300

33

105
Other equity exposures

1,262

400

1,262

5,350
Total

1,295

1,295

5,454
1 RWA are calculated post-application of

the A-IRB multiplier of 6%, therefore the

respective risk weight is higher than 300%

and 400%.

2 The exposure amount for equities

in the banking book is based on

the
net position.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This

section

provides

information

about

the

exposures

subject

to

the

Basel III

counterparty

credit

risk

(CCR)
framework.

CCR

arises

from

over-the-counter

(OTC)

derivatives

and

exchange-traded

derivatives

(ETDs),

securities
financing

transactions

(SFTs),

and

long

settlement

transactions.

We

determine

the

regulatory

credit

exposure

on

the
majority of our

derivatives portfolio

by applying the

internal model method

(IMM). For the

remainder of

the derivatives
portfolio we

apply the standardized

approach for counterparty credit

risk (SA-CCR).

For the majority

of SFTs we determine
the regulatory

credit exposure

using the value-at-risk

(VaR)

approach. For

the remainder

of the SFTs

portfolio we

apply
the comprehensive approach for credit

risk mitigation.
▲
Counterparty credit risk exposure
Semi-annual I
The CCR1

table below

presents the

methods used

to calculate

CCR exposure.

Compared with

31 December
2023, exposures on SFTs under the VaR approach decreased by USD 5.6bn to USD 37.3bn, mainly reflecting lower levels
of client activity. Derivative exposures subject to the IMM decreased by USD 2.2bn, primarily from decreases in Non-core
and Legacy, due to our actions to actively unwind the

portfolio, in addition to the natural roll-off.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach

USD m, except where indicated
Replacement cost
Potential future
exposure EEPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
30.6.24
1 SA-CCR (for derivatives)

6,232

9,191

1.4

21,593

8,522
2 Internal model method (for derivatives)

29,211

1.6
1

46,733

16,054
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

13,819

3,497
5 VaR (for SFTs)

37,328

9,582
6 Total

119,474

37,655
31.12.23
1 SA-CCR (for derivatives)

6,441

7,475

1.4

19,482

8,525
2 Internal model method (for derivatives)

30,579

1.6
1

48,891

16,460
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

14,148

3,355
5 VaR (for SFTs)

42,916

10,884
6 Total

125,437

39,224
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with an alpha factor of 1.0.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The

CCR2

table

below

presents

the

credit

valuation

adjustment

(CVA)

capital

charge

with

a

breakdown

by
standardized and

advanced approaches.

In addition

to the

default risk

capital requirements

for CCR on

derivatives, we
add a

CVA

capital charge

to cover

the risk

of mark-to-market

losses associated

with the

deterioration of

counterparty
credit quality.

The advanced

CVA VaR

approach has

been used

to calculate

the CVA

capital charge

for the

majority of
derivatives. Where this is not feasible, the standardized

CVA approach

has been used.
Compared with

31 December 2023,

CVA risk-weighted

assets (RWA)

decreased by

USD 1.5bn to

USD 7.4bn, primarily
reflecting decreases in exposures on derivatives subject

to the advanced CVA capital

change within Non-core and Legacy.
During the

first half

of 2024,

USD 1.5bn of

RWA was

reclassified from

advanced CVA

to standardized

CVA, better aligning
the CVA capital treatment across the Group.
CCR2: Credit valuation adjustment (CVA) capital charge
30.6.24 31.12.23
USD m EAD post-CRM RWA EAD post-CRM RWA
Total portfolios subject to the advanced CVA capital charge

46,495

2,000

49,216

4,904
1 (i) VaR component (including the 3× multiplier)

307

630
2 (ii) Stressed VaR component (including the 3× multiplier)

1,693

4,274
3 All portfolios subject to the standardized CVA capital charge

19,832

5,357

17,700

3,904
4 Total subject to the CVA capital charge

66,327

7,356

66,916

8,808
▲
Semi-annual |
We

have

discontinued

the

disclosure

of

the

“CCR3:

Standardized

approach

–

CCR

exposures

by

regulatory
portfolio and risk weights” table, starting with the 31 December 2022 Pillar 3 Report, on the grounds of materiality. The majority of our CCR exposures are subject to advanced internal ratings-based (A-IRB) risk weights or disclosed separately when related to central counterparties.
▲
›
Refer to the “CCR4: IRB – CCR exposures by portfolio

and PD scale” and the “CCR8: Exposures to

central counterparties” tables in
this section for more information about CCR exposures subject to A-IRB risk weights and central counterparties,

respectively

30 June 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual

|
The

CCR4

table

below

provides

a

breakdown

of

the

key

parameters

used

for

the

calculation

of

capital
requirements

under

the

A-IRB

approach

across

Swiss

Financial

Market

Supervisory

Authority

(FINMA)-defined

asset
classes. EAD in this section represents exposure at default

after credit risk mitigation.
Compared with 31 December 2023, EAD

decreased by USD 6.3bn to USD 111.1bn

across the various asset classes, and
RWA decreased by USD 1.8bn to USD 34.3bn.

In the Central governments and central banks asset class, EAD decreased by USD 4.9bn to USD 7.8bn, mainly as a result of decreased activity in SFTs in Group Treasury.

RWA decreased by USD 0.2bn to USD 0.6bn.
In

the

Banks

and

securities

dealers

asset

class,

EAD

decreased

by

USD 5.3bn

to

USD 25.9bn,

and

RWA

decreased

by
USD 1.5bn to USD 7.2bn, primarily driven by lower derivative exposures in the Investment Bank and Group Treasury.

In the Public-sector entities and multi-lateral development banks asset class,

EAD decreased by USD 0.2bn to USD 0.9bn.
RWA remained unchanged at USD 0.1bn.
In the Corporates asset class, EAD increased by USD 1.2bn to USD 65.3bn,

primarily due to exposure increases in SFTs in
the Investment Bank, partly offset by lower derivative exposures in Non-core and Legacy, driven by our actions to actively
unwind the portfolio,

in addition to

the natural roll-off.

RWA decreased by

USD 0.5bn to USD 25.2bn,

primarily due to
the aforementioned exposure decrease in Non-core and

Legacy.

In the Retail:

other retail asset

class, EAD increased

by USD 3.0bn to

USD 11.1bn, and RWA

increased by USD 0.4bn

to
USD 1.3bn, mainly due to an increase in derivative exposures in Global Wealth Management.

›
Refer to the “CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk

(VaR)” table
in this section for more information about RWA, including details of movements in CCR RWA
CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Central governments and central banks as of 30.6.24
0.00 to <0.15

7,441

0.0

0.1

40.4

0.6

365

4.9
0.15 to <0.25

240

0.2
< 0.1

52.5

0.6

67

27.8
0.25 to <0.50

164

0.3
< 0.1

85.0

0.7

131

79.9
0.50 to <0.75

1

0.7
< 0.1

60.0

2.5

1

113.1
0.75 to <2.50

0

1.0
< 0.1

44.2

0.0

0

63.3
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

7,846

0.0

0.2

41.7

0.6

564

7.2
Central governments and central banks as of 31.12.23
0.00 to <0.15

12,373

0.0

0.1

47.3

0.5

514

4.2
0.15 to <0.25

207

0.2
< 0.1

54.1

0.6

58

27.8
0.25 to <0.50

210

0.4
< 0.1

75.4

1.0

157

74.9
0.50 to <0.75

1

0.7
< 0.1

60.0

2.5

1

113.1
0.75 to <2.50

3

1.6
< 0.1

55.0

1.0

3

115.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

12,793

0.0

0.2

47.9

0.5

733

5.7
Banks and securities dealers as of 30.6.24
0.00 to <0.15

20,444

0.1

0.5

51.7

0.9

4,223

20.7
0.15 to <0.25

2,925

0.2

0.2

48.1

1.1

1,192

40.8
0.25 to <0.50

1,376

0.4

0.1

52.4

0.5

590

42.9
0.50 to <0.75

288

0.7
< 0.1

54.3

0.8

220

76.4
0.75 to <2.50

741

1.3

0.1

52.9

0.7

820

110.7
2.50 to <10.00

155

3.1
< 0.1

23.1

1.0

129

83.2
10.00 to <100.00

0

13.0
< 0.1

50.0

0.0

0

250.5
100.00 (default)
Subtotal

25,928

0.2

1.0

51.2

0.9

7,175

27.7
Banks and securities dealers as of 31.12.23
0.00 to <0.15

25,342

0.1

0.5

52.5

0.8

5,036

19.9
0.15 to <0.25

2,874

0.2

0.2

49.4

0.8

1,160

40.4
0.25 to <0.50

1,640

0.4

0.1

53.7

1.2

1,067

65.1
0.50 to <0.75

330

0.7
< 0.1

52.8

1.3

287

86.9
0.75 to <2.50

897

1.4

0.1

52.3

0.7

988

110.1
2.50 to <10.00

156

3.1
< 0.1

21.8

1.1

131

84.1
10.00 to <100.00

0

13.0
< 0.1

50.0

0.0

0

250.5
100.00 (default)
Subtotal

31,239

0.1

1.1

52.0

0.8

8,670

27.8

30 June 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Public-sector entities and multi-lateral development banks as of 30.6.24
0.00 to <0.15

805

0.0
< 0.1

41.6

2.4

64

7.9
0.15 to <0.25

46

0.2
< 0.1

32.6

1.1

10

21.9
0.25 to <0.50

1

0.4
< 0.1

92.6

1.3

1

100.0
0.50 to <0.75
0.75 to <2.50

0

1.2
< 0.1

5.0

1.0

0

9.3
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

852

0.0
< 0.1

41.1

2.4

75

8.8
Public-sector entities and multi-lateral development banks as of 31.12.23
0.00 to <0.15

930

0.0
< 0.1

51.2

2.2

113

12.1
0.15 to <0.25

109

0.2
< 0.1

40.9

1.2

24

21.5
0.25 to <0.50

2

0.4
< 0.1

97.2

1.3

2

84.6
0.50 to <0.75
0.75 to <2.50

0

1.0
< 0.1

27.6

1.0

0

47.4
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

1,042

0.0
< 0.1

50.2

2.1

138

13.3
Corporates as of 30.6.24
3
0.00 to <0.15

40,352

0.0

12.0

35.2

0.6

3,924

9.7
0.15 to <0.25

7,948

0.2

2.6

45.7

0.6

2,602

32.7
0.25 to <0.50

4,152

0.4

0.7

74.8

0.7

4,449

107.2
0.50 to <0.75

4,137

0.6

0.8

72.0

0.5

6,679

161.4
0.75 to <2.50

5,167

1.2

1.4

30.6

0.5

4,619

89.4
2.50 to <10.00

3,554

4.1

0.3

18.1

0.8

2,864

80.6
10.00 to <100.00

0

16.6
< 0.1

59.1

1.0

0

268.0
100.00 (default)

36

100.0
< 0.1

38

106.0
Subtotal

65,347

0.5

17.8

40.0

0.6

25,175

38.5
Corporates as of 31.12.23
3
0.00 to <0.15

41,868

0.0

12.6

34.8

0.6

4,086

9.8
0.15 to <0.25

6,415

0.2

2.5

49.5

0.7

2,355

36.7
0.25 to <0.50

4,500

0.4

0.8

72.0

0.8

4,537

100.8
0.50 to <0.75

4,875

0.6

0.9

72.2

0.5

7,744

158.8
0.75 to <2.50

3,629

1.3

1.4

46.2

0.6

4,422

121.9
2.50 to <10.00

2,827

4.7

0.4

19.7

0.8

2,515

89.0
10.00 to <100.00

1

18.8
< 0.1

23.1

1.0

1

128.5
100.00 (default)

38

100.0
< 0.1

40

106.0
Subtotal

64,152

0.5

18.5

41.7

0.6

25,699

40.1
Retail: other retail as of 30.6.24
0.00 to <0.15

8,556

0.0

17.6

36.7

476

5.6
0.15 to <0.25

477

0.2

0.5

29.0

67

14.0
0.25 to <0.50

461

0.3

0.6

27.7

95

20.7
0.50 to <0.75

373

0.6

0.3

29.1

115

30.8
0.75 to <2.50

960

1.1

1.2

34.3

432

45.0
2.50 to <10.00

253

4.2

0.2

36.8

158

62.3
10.00 to <100.00

2

19.7
< 0.1

44.5

3

127.4
100.00 (default)

0

100.0
< 0.1

0

106.0
Subtotal

11,082

0.3

20.5

35.5

1,346

12.1
Retail: other retail as of 31.12.23
0.00 to <0.15

6,338

0.0

16.4

40.6

349

5.5
0.15 to <0.25

237

0.2

0.5

33.2

34

14.4
0.25 to <0.50

349

0.4

0.5

27.8

68

19.5
0.50 to <0.75

331

0.6

0.3

26.8

92

27.9
0.75 to <2.50

657

1.1

1.2

35.7

295

44.9
2.50 to <10.00

175

3.3

0.2

28.8

82

46.7
10.00 to <100.00

9

20.3
< 0.1

53.3

14

154.8
100.00 (default)

1

100.0
< 0.1

1

106.0
Subtotal

8,096

0.3

19.1

38.6

934

11.5
Total 30.6.24

111,054

0.4

39.6

42.3

0.7

34,334

30.9
Total 31.12.23

117,322

0.3

39.0

45.0

0.7

36,174

30.8
1 Numbers of obligors represent an aggregation of

the client relationships in the UBS Group excluding

Credit Suisse along with the client relationships

in Credit Suisse. RWA calculations

are based on the applicable
rules and models approved by FINMA for

the respective legal entities.

2 Defaulted exposures disclosed in the table are

excluded from average loss given default (LGD) and

average maturity information as not relevant
for risk weighting. Furthermore, Retail asset classes are excluded from the average maturity,

as they are not subject to maturity treatment.

3 Includes exposures to managed funds.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR5 table

below presents

a breakdown

of collateral

posted or received

relating to

CCR exposures

from
derivative transactions and SFTs

.
Compared

with

31 December

2023,

the

fair

value

of

collateral

received

for

SFTs

decreased

by

USD 14.5bn

to
USD 686.3bn, and the

fair value of

collateral posted for

SFTs decreased by USD

29.6bn to USD 535.1bn,

mainly related
to decreases

in sovereign

and other

debt securities,

primarily from

Non-core and

Legacy, due

to our

actions to

actively
unwind the

portfolio, in

addition to

the natural

roll-off. The

decrease in

the fair

value of

collateral received

was partly
offset by an increase in equity securities received.
The fair

value of

collateral received for

derivatives decreased by

USD 6.8bn to USD 119.6bn,

and the fair

value of

collateral
posted for

derivatives decreased

by USD 10.7bn

to USD 85.8bn,

primarily from

decreases in

Non-core and

Legacy, due
to our actions to actively unwind the portfolio, in addition to the natural roll-off.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m
Segregated Unsegregated Total Segregated Unsegregated Total
30.6.24
Cash – domestic currency

1,227

26,913

28,140

2,974

17,849

20,823

33,396

87,925
Cash – other currencies

31

21,161

21,192

5,829

17,016

22,844

17,460

70,084
Sovereign debt

12,296

15,093

27,389

9,226

15,432

24,658

279,109

139,419
Other debt securities

4,125

12,383

16,508

1,388

3,034

4,421

67,734

50,435
Equity securities

8,061

12,386

20,447

2,021

10,973

12,994

259,564

176,798
Other collateral
2

782

5,166

5,948

1

27

28

29,083

10,396
Total

26,522

93,102

119,623

21,439

64,330

85,769

686,346

535,058
31.12.23
Cash – domestic currency

1,610

30,376

31,987

1,512

20,019

21,531

33,309

85,716
Cash – other currencies

0

25,300

25,300

2,707

25,564

28,270

19,032

72,818
Sovereign debt

14,285

14,837

29,122

16,185

13,898

30,083

307,453

160,086
Other debt securities

2,801

13,554

16,354

1,281

2,412

3,692

75,580

53,096
Equity securities

6,237

11,457

17,695

2,961

9,797

12,758

239,839

182,784
Other collateral
2

948

5,047

5,995

0

132

132

25,622

10,119
Total

25,882

100,572

126,454

24,646

71,821

96,467

700,835

564,619
1 This

table includes collateral

received and posted

with and without

the right of

rehypothecation but excludes

securities placed

with central

banks related to

undrawn credit

lines and for

payment, clearing and
settlement purposes for which there were no associated liabilities or contingent liabilities.

2 Includes fund investments, asset-backed securities,

and mortgage-backed securities.
▲
Semi-annual |
The CCR6 table below presents an overview of credit

risk protection bought or sold through

credit derivatives.

Compared

with

31 December

2023,

notionals

for

credit

derivatives

decreased

by

USD 35.6bn

to

USD 115.1bn

for
protection bought and by USD 44.6bn to

USD 88.2bn for protection sold, primarily

driven by index credit default swaps
and

single-name

credit

default

swaps

in

Non-core

and

Legacy,

mainly

driven

by

our

actions

to

actively

unwind

the
portfolio, in addition to the natural roll-off.
CCR6: Credit derivatives exposures
30.6.24 31.12.23
USD m
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Notionals
1
Single-name credit default swaps

44,140

46,922

60,366

57,615
Index credit default swaps

67,625

40,316

86,207

74,168
Total return swaps

1,088

983

2,609

1,053
Credit options

2,275

0

1,573

0
Total notionals

115,128

88,220

150,756

132,836
Fair values
Positive fair value (asset)

1,454

1,577

2,038

1,931
Negative fair value (liability)

2,529

1,298

3,251

1,488
1 Includes notional amounts for client-cleared transactions.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk risk-weighted assets
Quarterly |
The CCR7 table below presents a flow statement explaining changes in CCR RWA determined under the internal model method (the IMM) for derivatives and the VaR

approach for SFTs.
CCR RWA

on

derivatives under

the IMM

increased

by USD

0.5bn to

USD 16.5bn

during the

second

quarter

of 2024.
Asset quality movements

contributed to a

USD 1.5bn increase

in RWA, primarily

due to changes

in average risk

density
in the

Investment

Bank.

These

increases were

partly

offset

by asset

size movements

that

contributed

to a

USD 0.7bn
decrease in RWA. That

decrease was mainly due

to a decrease in

Non-core and Legacy, driven

by our actions to

actively
unwind the portfolio, in addition

to the natural roll-off, and

a decrease in the Investment

Bank. Model updates resulted
in a

decrease

of USD 0.3bn,

primarily related

to the

recalibration of

certain multipliers

as a

result of

improvements

to
models.
CCR RWA

on

SFTs

under

the

VaR approach

remained

stable

at

USD 9.7bn

during the

second

quarter

of 2024.

Asset
quality movements contributed to a USD 1.0bn increase in RWA, primarily due to an increase in the risk profile in Group
Treasury.

These increases

were largely

offset by

a decrease

of USD 0.9bn

due to

asset size

movements, primarily

in the
Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2023 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 30.6.24 For the quarter ended 31.3.24
USD m Derivatives SFTs Total Derivatives SFTs Total
Subject to IMM Subject to VaR Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

15,968

9,708

25,676

17,273

10,996

28,270
2 Asset size

(717)

(879)

(1,596)

(3,180)

192

(2,988)
3 Credit quality of counterparties

1,541

994

2,535

2,157

(1,456)

701
4 Model updates

(250)

(81)

(331)

69

86

155
5
Methodology and policy

5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

(60)

(30)

(90)

(352)

(110)

(462)
8 Other
9 RWA as of the end of the quarter

16,482

9,712

26,194

15,968

9,708

25,676
▲
Semi-annual

|
The

CCR8

table

below

presents

a

breakdown

of

exposures

to

central

counterparties

and

related

RWA.
Compared

with

31 December

2023,

exposures

to

qualifying

central

counterparties

decreased

by

USD 28.3bn

to
USD 64.5bn, and related RWA decreased by USD 0.7bn to USD 2.3bn. This was primarily due to a reduction in Non-core
and

Legacy,

mainly

driven

by

our

actions

to

actively

unwind

the

portfolio,

in

addition

to

the

natural

roll-off,

as

well
decreases in the Investment Bank.
CCR8: Exposures to central counterparties
30.6.24 31.12.23
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1

64,498

2,263

92,813

2,960
2
Exposures for trades at QCCPs (excluding initial margin and

default fund contributions); of which

35,650

611

56,241

1,016
3 (i) OTC derivatives

3,784

68

6,104

117
4 (ii) Exchange-traded derivatives

24,876

403

43,803

773
5 (iii) Securities financing transactions

6,990

140

6,335

127
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2

25,506

131

32,831

189
9 Pre-funded default fund contributions

3,342

1,521

3,741

1,754
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)

244

320

479

678
12
Exposures for trades at non-QCCPs (excluding initial margin

and default fund contributions); of which

214

214

436

436
13 (i) OTC derivatives
14 (ii) Exchange-traded derivatives

204

204

433

433
15 (iii) Securities financing transactions

10

10

2

2
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2

7

7

9

9
19 Pre-funded default fund contributions

19

48

20

49
20 Unfunded default fund contributions
3

4

51

15

184
1 Qualifying central counterparties (QCCPs) are entities licensed by regulators to operate as CCPs and meet the requirements outlined in FINMA Circular 2017/7

“Credit risks – banks”.

2 Exposures associated with
initial margin, where the exposures

are measured under the IMM

or the VaR

approach, have been included within

the exposures for trades

(refer to line 2 for

QCCPs and line 12 for

non-QCCPs). The exposures for
non-segregated initial margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e.,

not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by
an alpha factor of 1.4. The

RWA reflect the exposure multiplied by the applied

risk weight of derivatives.

Under SA-CCR, collateral posted to a segregated,

bankruptcy-remote account does not increase the value

of
replacement costs.

3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with regulatory guidance.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Securitizations

Securitizations
Introduction

Semi-annual |

This section

provides

details of

traditional and

synthetic

securitization

exposures

in the

banking and

trading
books based on the Basel III securitization framework.

In a traditional securitization

a pool of loans (or

other debt obligations) is

typically transferred to structured

entities that
have been established

to own

the pool and

to issue

tranched securities

to third-party

investors referencing

this pool

of
loans. In a synthetic securitization legal ownership of securitized pools of assets is typically retained, but associated credit
risk is

transferred

to structured

entities,

typically

through

guarantees,

credit derivatives

or credit-linked

notes.

In

both
traditional and synthetic securitizations risk is dependent on the seniority of the retained interest and the performance of
the underlying asset pool.
Regulatory capital treatment of securitization structures
For

banking

book

securitizations,

the

regulatory

capital

requirements

are

calculated

using

the

following

hierarchy

of
approaches: the securitization internal ratings-based approach, the securitization external ratings-based approach or the
securitization standardized

approach. Otherwise,

a 1,250% risk

weight is applied

as a fallback.

External ratings used

in
regulatory capital

calculations

for securitization

risk exposures

in the

banking book

are obtained

from Fitch,

Moody’s,
S&P or DBRS.
For trading book

securitizations, the

regulatory capital

requirements are

calculated using a

ratings-based approach,

the
supervisory formula approach or the weighted-average

risk-weight approach.
▲
Securitization exposures in the banking and trading books
Semi-annual |
The SEC1

and SEC2

tables show

the balance

sheet carrying

values of

securitization exposures

in the

banking
and trading

books as

of 30 June

2024 and

31 December 2023,

respectively. For

synthetic securitizations,

the amounts
disclosed reflect the

net exposure at

default on

retained positions.

The securitization

activity is further

broken down by
role (originator, sponsor

or investor) and

by securitization type

(traditional or synthetic).

The SEC3 and

SEC4 tables provide
the regulatory capital requirements

associated with the banking

book securitization exposures differentiated

by our role
in the securitization.
Development of securitization exposures in the first half

of 2024
Compared

with

31 December

2023,

securitization

exposures

in

the

banking

book

decreased

by

USD 19.5bn

to
USD 37.2bn,

mainly

due

to

the

unwinding

of

securitized

products

in

Non-core

and

Legacy

and

the

reduction

of
securitization hedges.

30 June 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC1: Securitization exposures in the banking book
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
30.6.24
Asset classes
1 Retail (total)

185

801

986

1,296

1,296

2,282
2 of which: residential mortgage

543

543

450

450

993
3 of which: credit card receivables

67

67

67
4 of which: other retail exposures
1

185

258

443

779

779

1,222
5 Wholesale (total)

150

27,369

27,519

326

326

7,070

7,070

34,915
6 of which: loans to corporates or SME

16,756

16,756

682

682

17,438
7 of which: commercial mortgage

10,549

10,549

573

573

11,123
8 of which: lease and receivables

828

828

828
9 of which: other wholesale

150

64

214

326

326

4,986

4,986

5,526
10 Re-securitization

12

12

3

3

15
11
Total securitization / re-securitization
(including retail and wholesale)

347

28,170

28,517

326

326

8,369

8,369

37,212
31.12.23
Asset classes
1 Retail (total)

306

549

855

29

29

7,558

7,558

8,442
2 of which: residential mortgage

501

501

1,887

1,887

2,388
3 of which: credit card receivables

29

29

808

808

837
4 of which: other retail exposures
1

306

48

354

4,863

4,863

5,217
5 Wholesale (total)

667

37,215

37,882

361

361

9,837

9,837

48,080
6 of which: loans to corporates or SME

25,492

25,492

1,736

1,736

27,228
7 of which: commercial mortgage

11,565

11,565

1,056

1,056

12,621
8 of which: lease and receivables

2,921

2,921

2,921
9 of which: other wholesale

667

158

825

361

361

4,124

4,124

5,310
10 Re-securitization

11

11

146

146

157
11
Total securitization / re-securitization
(including retail and wholesale)

984

37,764

38,748

390

390

17,541

17,541

56,679
1 Includes unsecured consumer loans, solar leases and automobile loans.

SEC2: Securitization exposures in the trading book

Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
30.6.24
Asset classes
1 Retail (total)

47

13

60

60
2 of which: residential mortgage

44

13

57

57
4 of which: other retail exposures

3

3

3
5 Wholesale (total)

14

14

21

36

57

71
6
of which: loans to corporates or SME
7
of which: commercial mortgage

14

14

17

36

53

67
9 of which: other wholesale

3

4

4
10 Re-securitization

7

8

15

15
11
Total securitization / re-securitization
(including retail and wholesale)

14

14

75

57

132

146
31.12.23
Asset classes
1 Retail (total)

6

6

27

16

43

50
2 of which: residential mortgage

6

6

23

16

39

46
4 of which: other retail exposures

4

4

4
5 Wholesale (total)

27

4

31

54

85

139

170
6 of which: loans to corporates or SME

1

0

1

1
7 of which: commercial mortgage

27

27

53

85

138

165
9 of which: other wholesale

4

4

4
10 Re-securitization

9

9

6

6

16
11
Total securitization / re-securitization
(including retail and wholesale)

27

13

41

6

6

88

101

188

235

30 June 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.24 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

29,394

28,737

394

37

196

30

28,870

360

134

30

6,400

5,203

691

129

377

503

416

50

7

30
2 Traditional securitization

673

279

176

37

152

30

150

360

134

30

1,264

67

691

129

377

92

5

50

7

30
3 of which: securitization

661

279

176

26

151

30

150

360

122

30

1,248

67

691

113

377

91

5

50

5

30
4 of which: retail underlying

185

75

28

3

48

30

33

122

30

567

77

113

377

37

1

5

30
5 of which: wholesale

476

203

147

23

103

150

326

681

67

615

55

5

49
6 of which: re-securitization

12

11

1

12

16

16

1

1
7 of which: senior

9

9

9

9

9

1

1
8 of which: non-senior

3

2

1

3

6

6

1

1
9 Synthetic securitization

28,720

28,458

218

44

28,720

5,136

5,136

411

411
10 of which: securitization

28,720

28,458

218

44

28,720

5,136

5,136

411

411
11 of which: retail underlying

801

799

1

801

146

146

12

12
12 of which: wholesale

27,920

27,659

218

42

27,920

4,990

4,990

399

399
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.23
Asset classes
1 Total exposures

39,138

37,849

775

247

219

49

38,464

411

214

49

8,565

6,980

806

151

628

667

558

52

8

49
2 Traditional securitization

1,374

378

698

88

161

49

700

411

214

49

1,822

237

806

151

628

128

19

52

8

49
3 of which: securitization

1,363

378

698

78

160

49

700

411

203

49

1,807

237

806

136

628

126

19

52

6

49
4 of which: retail underlying

335

141

66

45

33

49

83

203

49

954

190

136

628

58

3

6

49
5 of which: wholesale

1,028

237

632

33

127

700

328

853

237

616

0

68

19

49
6 of which: re-securitization

11

10

1

11

15

15

2

2
7 of which: senior

8

8

8

8

8

1

1
8 of which: non-senior

3

2

1

3

7

7

1

1
9 Synthetic securitization

37,764

37,471

77

159

58

37,764

6,743

6,743

539

539
10 of which: securitization

37,764

37,471

77

159

58

37,764

6,743

6,743

539

539
11 of which: retail underlying

549

548

1

549

103

103

8

8
12 of which: wholesale

37,215

36,923

77

159

57

37,215

6,640

6,640

531

531
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

30 June 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor

USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.24
≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

8,499

6,440

1,504

183

354

18

1,052

7,429

18

3,729

333

3,175

221

183

27

138

18
2 Traditional securitization

8,499

6,440

1,504

183

354

18

1,052

7,429

18

3,729

333

3,175

221

183

27

138

18
3 of which: securitization

8,496

6,440

1,504

183

354

15

1,052

7,429

15

3,690

333

3,175

182

179

27

138

15
4 of which: retail underlying

1,397

414

949

25

8

43

1,353

428

24

404

1

26

2

24
5 of which: wholesale

7,099

6,027

555

158

345

14

1,008

6,076

14

3,262

309

2,772

181

153

25

114

14
6 of which: re-securitization

3

3

3

40

40

3

3
7 of which: senior

3

3

3

40

40

3

3
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.23
Asset classes
1 Total exposures

17,541

13,571

2,610

840

498

21

126

725

16,669

21

5,994

19

275

5,438

263

359

2

21

314

21
2 Traditional securitization

17,541

13,571

2,610

840

498

21

126

725

16,669

21

5,994

19

275

5,438

263

359

2

21

314

21
3 of which: securitization

17,395

13,571

2,610

698

498

17

126

725

16,527

17

5,803

19

275

5,296

214

344

2

21

303

17
4 of which: retail underlying

7,557

5,483

1,734

269

71

82

7,475

1,808

52

1,756

133

4

129
5 of which: wholesale

9,838

8,088

876

429

427

17

126

643

9,052

17

3,995

19

223

3,540

213

211

2

17

174

17
6 of which: re-securitization

146

142

4

142

4

191

142

49

15

11

4
7 of which: senior

146

142

4

142

4

191

142

49

15

11

4
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
▲

30 June 2024 Pillar 3 Report |
UBS Group | Market risk

Market risk
Overview
Semi-annual |
The amount

of capital

required

to

underpin

market

risk in

the

regulatory

trading book

is calculated

using a
variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market

risk risk-weighted

assets (RWA)

are value-at-risk

(VaR), stressed

value-at-risk (SVaR),

an add-on

for risks

that
are

potentially

not

fully

modeled

in

VaR

(risks

not

in

VaR,

or

RniV),

the

incremental

risk

charge

(the

IRC)

and

the
securitization framework for securitization positions in the trading book.
▲
Securitization positions in the trading book
Semi-annual |
The MR1 table below shows the components of RWA

under the standardized approach

for market risk. In line
with regulatory

requirements,

the

standardized

approach

for

market

risk is

used for

the

specific risk

on securitization
exposures.
Securitization

exposures

in

the

trading

book

is

the

only

relevant

disclosure

component

of

market

risk

under

the
standardized approach.

Compared with

31 December 2023,

securitization exposures

subject to

market risk

RWA were
broadly unchanged.

›
Refer to the “Securitizations” section of this

report for more information about the securitization exposures in the trading book
MR1: Market risk under standardized approach
RWA
USD m 30.6.24 31.12.23
Outright products
1 Interest rate risk (general and specific)
2 Equity risk (general and specific)
3 Foreign exchange risk
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization

468

509
9 Total

468

509
▲

30 June 2024 Pillar 3 Report |
UBS Group | Market risk

Market risk risk-weighted assets
Market risk risk-weighted assets development in the second

quarter of 2024
Quarterly |
The three main components

that contribute to market

risk RWA are

regulatory VaR,

SVaR and

the IRC. The VaR
and SVaR components include

the RWA charge for RniV.

The MR2 table below provides

a breakdown of the movement

in market risk RWA in

the second quarter of 2024

under
an

internal

model

approach

across

those

components,

pursuant

to

the

movement

categories

defined

by

the

Basel
Committee on Banking Supervision.
Market risk

RWA decreased

by USD 1.8bn

to USD 22.1bn

in the second

quarter of

2024, driven

by a

decrease in

asset
size and other movements that reflected updates from the

monthly RniV assessments.
The FINMA VaR multiplier derived

from backtesting exceptions for market

risk RWA was unchanged compared

with the
prior quarter, at 3.0, for both the

UBS Group excluding certain legacy Credit Suisse components and the aforementioned
legacy Credit Suisse components.
›
Refer to “Definitions of market risk RWA movement table components for

MR2” in the “Market risk” section of

the 31 December
2023 Pillar 3 Report, available under “Pillar 3 disclosures”

at
ubs.com/investors , for definitions of market risk RWA movement table components

MR2: RWA flow statements of market risk exposures under an IMA
1,2
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 31.12.23

6,537

10,563

3,789

20,889
1a Regulatory adjustment

(4,026)

(5,850)

(198)

(10,074)
1b RWA at previous quarter-end (end of day)

2,510

4,714

3,591

10,814
2 Movement in risk levels

(1,175)

(1,937)

(740)

(3,852)
3 Model updates / changes

473

678

19

1,170
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(119)

(309)

0

(428)
8a RWA at the end of the reporting period (end of day)

1,689

3,146

2,870

7,704
8b Regulatory adjustment

6,755

8,750

695

16,199
8c RWA as of 31.3.24

8,444

11,895

3,564

23,904
1 RWA as of 31.3.24

8,444

11,896

3,564

23,904
1a Regulatory adjustment

(6,755)

(8,750)

(695)

(16,199)
1b RWA at previous quarter-end (end of day)

1,689

3,146

2,870

7,704
2 Movement in risk levels

1,088

1,370

37

2,495
3 Model updates / changes

(96)

(166)

86

(176)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(79)

(48)

0

(127)
8a RWA at the end of the reporting period (end of day)

2,601

4,302

2,993

9,897
8b Regulatory adjustment

4,568

7,312

295

12,175
8c RWA as of 30.6.24

7,169

11,614

3,289

22,072
1 Components that describe

movements in RWA

are presented in

italics.

2 The changes

in RWA amounts

over the reporting

period for each of

the key drivers

are based on reasonable

estimates of the

relevant
figures and the approach used might differ for UBS Group excluding certain legacy Credit Suisse components and legacy Credit Suisse components.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Market risk

Regulatory calculation of market risk
Semi-annual |
The MR3 table below

shows the minimum,

maximum, average and

period-end regulatory VaR,

SVaR and IRC.
The comprehensive risk charge has not been applicable

since 2019, which was the last time UBS

had eligible correlation
trading positions.
During the first half of

2024, for the UBS Group

excluding certain legacy Credit Suisse components,

regulatory VaR, SVaR
and IRC were on average broadly unchanged.
For the

legacy Credit

Suisse components

,

regulatory VaR

and SVaR

decreased on

average,

mainly driven

by continued
strategic migration of positions to UBS and reductions within

Non-core and Legacy.
MR3: IMA values for trading portfolios
UBS Group excluding certain legacy Credit Suisse
components
Legacy Credit Suisse components
For the six-month period
ended 30.6.24
For the six-month period
ended 31.12.23
For the six-month period
ended 30.6.24
For the six-month period
ended 31.12.23
USD m
VaR (10-day 99%)
1 Maximum value

123

126

28

44
2 Average value

83

88

19

34
3 Minimum value

25

0

11

23
4 Period end

83

30

13

24
Stressed VaR (10-day 99%)
5 Maximum value

157

162

49

64
6 Average value

122

118

26

48
7 Minimum value

80

62

14

35
8 Period end

132

72

17

48
Incremental risk charge (99.9%)
9 Maximum value

334

265

98

110
10 Average value

199

212

70

99
11 Minimum value

134

173

56

87
12 Period end

182

191

58

96
▲
MR4: Comparison of VaR estimates with gains / losses

Semi-annual |
VaR backtesting is

a performance measurement

process in which a 1-day VaR

prediction is compared with

the
realized 1-day profit or loss. We compute backtesting VaR using a 99% confidence level and 1-day holding period. Since
99%

VaR

at

UBS

is

defined

as

a

risk

measure

that

operates

on

the

lower

tail

of

the

profit-or-loss

distribution,

99%
backtesting VaR

is a

negative number.

Backtesting revenues

exclude non-trading

revenues,

such as

valuation reserves,
fees

and

commissions,

and

revenues

from

intraday

trading,

to

provide

for

a

like-for-like

comparison.

A

backtesting
exception occurs when backtesting revenues are

lower than the previous day’s backtesting VaR.
Statistically, given the 99% confidence level,

two or three backtesting exceptions a

year can be expected. More than

four
exceptions could

indicate that

the VaR

model is not

performing appropriately,

as could too

few exceptions

over a

long
period. However,

as noted

under “VaR

limitations”

in the

“Risk management

and control”

section of

the

UBS Group
Annual Report 2023, available under

“Annual reporting” at
ubs.com/investors
, a sudden increase (or

decrease) in market
volatility relative to the lookback window could lead to a higher (or lower) number of exceptions. Therefore,

backtesting
exceptions are investigated,

as are

exceptionally positive backtesting

revenues, with the

results reported to

senior business
management, the Group

Chief Risk Officer and

the Group Chief

Market Risk Officer. Internal

and external auditors

and
relevant regulators are also informed of backtesting exceptions.
The “Development of

regulatory backtesting revenues

and actual trading

revenues against backtesting

VaR” charts below
show the development of backtesting VaR against the backtesting revenues and actual trading revenues for the first half of 2024.

30 June 2024 Pillar 3 Report |
UBS Group | Market risk

The actual trading revenues include backtesting and intraday revenues.
For

the

UBS

Group

excluding

certain

legacy

Credit

Suisse

components,

there

were

no

new

VaR

negative

backtesting
exceptions in the first half of

2024, and the total number of

negative backtesting exceptions within the most recent 250-
business-day window remained at

zero. As these backtesting exceptions remained

below five, the FINMA VaR multiplier
used to compute regulatory and stressed VaR RWA was

unchanged at 3.0 throughout the first half of 2024.
For the

legacy Credit

Suisse components,

there were

no new

negative backtesting

exceptions

in the

first half

of 2024,
and the total number of negative backtesting exceptions within the most recent 250-business-day window decreased to one from three by the end

of the first half of

2024. As these backtesting exceptions remained below five, the

FINMA VaR
multiplier used to compute regulatory and stressed VaR RWA

was unchanged at 3.0 throughout the first half

of 2024.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

33
Going and gone concern requirements and eligible
capital
Quarterly |
The table

below provides

details of

the Swiss

systemically relevant

bank (SRB)

going and

gone concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group second quarter 2024 report,

available under ”Quarterly reporting”
at ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.78
1

75,587

5.00
1

78,210
Common equity tier 1 capital

10.48

53,598

3.50
2

54,747
of which: minimum capital

4.50

23,012

1.50

23,463
of which: buffer capital

5.50

28,126

2.00

31,284
of which: countercyclical buffer

0.48

2,461
Maximum additional tier 1 capital

4.30

21,989

1.50

23,463
of which: additional tier 1 capital

3.50

17,898

1.50

23,463
of which: additional tier 1 buffer capital

0.80

4,091
Eligible going concern capital
Total going concern capital

17.95

91,804

5.87

91,804
Common equity tier 1 capital

14.88

76,104

4.87

76,104
Total loss-absorbing additional tier 1 capital
3

3.07

15,700

1.00

15,700
of which: high-trigger loss-absorbing additional tier 1 capital

2.83

14,475

0.93

14,475
of which: low-trigger loss-absorbing additional tier 1 capital

0.24

1,225

0.08

1,225
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,845

3.75
7

58,658
of which: base requirement including add-ons for market share and LRD

10.73

54,845

3.75

58,658
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.71

105,886

6.77

105,886
Total tier 2 capital

0.10

536

0.03

536
of which: non-Basel III-compliant tier 2 capital

0.10

536

0.03

536
TLAC-eligible senior unsecured debt

20.60

105,350

6.74

105,350
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.51

130,432

8.75

136,868
Eligible total loss-absorbing capacity

38.66

197,690

12.64

197,690
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

511,376
Leverage ratio denominator

1,564,201
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD)

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement,

a 0.25% market

share add-on requirement

based on our

Swiss credit business

3 Includes outstanding

low-trigger loss-
absorbing additional tier 1

capital instruments, which

are available under the

Swiss systemically relevant

bank framework to

meet the going concern

requirements until their first

call date. As

of their first call

date,
these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs)
has been replaced

with reduced base

gone concern capital

requirements equivalent to

75% of the

total going concern

requirements (excluding countercyclical

buffer requirements).

6 As of

July 2024, the

Swiss
Financial Market Supervisory Authority

(FINMA) has the authority to

impose a surcharge of up to

25% of the total going

concern capital requirements should

obstacles to an SIB’s

resolvability be identified in

future
resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

34
Semi-annual |

The

CCyB1

table

below

provides

details

of

the

risk-weighted

assets

(RWA)

used

in

the

computation

of

the
countercyclical

capital

buffer

(the

CCyB)

requirement

applicable

to

private-sector

exposures

in

UBS Group
AG consolidated. In the first half of 2024, the CCyB for Belgium was set to 0.5%, effective from 1 April 2024, the CCyB for South Korea was set to 1.0%, effective from 1 May

2024, and the CCyB for the Netherlands was increased

to 2.0%
from 1.0%, effective from 31 May

2024. These updates

increased our bank-specific CCyB requirement to

16 basis points
as of 30 June 2024.

›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2023, available under ”Annual

reporting” at
ubs.com/investors
, for more information about the methodology

of geographical allocation used
CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 30.6.24
Geographical breakdown
Countercyclical capital
buffer rate, %
Risk-weighted assets
used in the computation
of the countercyclical
capital buffer
1
Bank-specific
countercyclical capital
buffer rate, % Countercyclical amount
Hong Kong SAR

1.00

2,203
Luxembourg

0.50

7,116
United Kingdom

2.00

13,521
Sweden

2.00

886
Australia

1.00

2,891
Germany

0.75

5,479
France

1.00

4,110
Netherlands

2.00

2,049
Belgium

0.50

713
Korea

1.00

1,393
Sum

40,360
Total

319,149

0.16

798
1 Included private-sector exposures in

the countries that are Basel Committee

on Banking Supervision (BCBS)-member jurisdictions,

under the following categories: “Credit

risk,” “Counterparty credit risk,”

“Equity
positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below

thresholds for deduction,” as well as the corresponding trading book charges included under
“Market Risk.”
▲
Explanation of the differences between the IFRS Accounting

Standards and regulatory scopes of
consolidation
Semi-annual |

As of 30 June

2024, UBS

Asset Management

Life Ltd

(total assets

on a

standalone basis

as of

30 June 2024:
USD 17,071m; total equity on a

standalone basis as of 30 June 2024:

USD 30m) represented

the most significant entity
that

was

included

in

the

IFRS

Accounting

Standards

scope

of

consolidation

but

not

in

the

regulatory

scope

of
consolidation. This

life insurance

entity accounts

for most

of the

difference

between the

“Balance sheet

in accordance
with IFRS Accounting Standards scope of consolidation”

and the “Balance sheet in accordance with regulatory

scope of
consolidation” columns

in the

CC2 table.

The difference

is mainly

related

to financial

assets at

fair value

not held

for
trading and other financial liabilities designated at

fair value. Further differences

are mainly related to

other entities that
are

not active

in the

banking industry

or the

financial sector

and therefore

are

not consolidated

under the

regulatory
scope of consolidation.

In

the

banking

book,

certain

equity

investments

are

not

consolidated

under

either

the

IFRS

Accounting

Standards

or
under the regulatory scopes. As of 30 June 2024, these investments mainly consisted of infrastructure holdings and joint operations

(e.g.,

settlement

and

clearing

institutions,

and

stock

and

financial

futures

exchanges)

and

included

our
participation in SIX Group. These investments are

risk weighted based on applicable threshold rules.
›
Refer to our legal entity structure, available under

“Holding company and significant regulated subsidiaries

and sub-groups” at
ubs.com/investors
, for more information about the legal structure

of the UBS Group and to “Note 1 Summary of

material
accounting policies” in the “Consolidated financial

statements” section of the UBS Group Annual Report 2023,

available under
“Annual reporting” at ubs.com/investors
, for more information about the IFRS Accounting Standards

scope of consolidation
›
Refer to the “Linkage between financial statements

and regulatory exposures” section of the 31 December

2023 Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors , for more information about differences between the IFRS Accounting
Standards and regulatory scopes of consolidation
▲

30 June 2024 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

35
Semi-annual |
The CC2

table below

provides a

reconciliation

of the

balance sheet

under IFRS

Accounting Standards

to the
balance

sheet

according

to

the

regulatory

scope

of

consolidation

as

defined

by

the

Basel

Committee

on

Banking
Supervision (the BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded
and referenced where

relevant to display all components

that are used in the “CC1:

Composition of regulatory capital”
table.

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.24
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Assets
Cash and balances at central banks

248,336

0

248,335
Amounts due from banks

21,959

(502)

21,457
Receivables from securities financing transactions measured at amortized cost

82,028

(21)

82,007
Cash collateral receivables on derivative instruments

43,637

(175)

43,461
Loans and advances to customers

599,105

69

599,174
Other financial assets measured at amortized cost

60,431

47

60,478
Total financial assets measured at amortized cost

1,055,494

(582)

1,054,912
Financial assets at fair value held for trading

162,025

3

162,028
of which: assets pledged as collateral that may be sold or repledged by counterparties

43,452

43,452
Derivative financial instruments

139,597

2

139,600
Brokerage receivables

25,273

25,273
Financial assets at fair value not held for trading

123,266

(17,640)

105,626
Total financial assets measured at fair value through profit or loss

450,161

(17,635)

432,526
Financial assets measured at fair value through other comprehensive income

2,167

(45)

2,122
Investments in associates

2,236

162

2,398
of which: goodwill

24

24

4
Property, equipment and software

16,440

(207)

16,233
Goodwill and intangible assets

7,313

(81)

7,232
of which: goodwill

6,021

6,021

4
of which: intangible assets

1,292

(56)

1,237

5
Deferred tax assets

10,651

(13)

10,638
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits
carried forward

2,993

(8)

2,985

6
of which: deferred tax assets on temporary differences

7,658

(5)

7,653

10
Other non-financial assets

16,514

(553)

15,961
of which: net defined benefit pension and other post-employment assets

1,065

1,065

8
Total assets

1,560,976

(18,955)

1,542,021

30 June 2024 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

36
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 30.6.24
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Liabilities
Amounts due to banks

26,750

54

26,804
Payables from securities financing transactions measured at amortized cost

14,872

14,872
Cash collateral payables on derivative instruments

32,843

32,843
Customer deposits

756,830

172

757,002
Debt issued measured at amortized cost

229,223

(820)

228,403
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital

12,400

12,400

9
of which: amount eligible for low-trigger loss-absorbing

additional tier 1 capital

1,225

1,225

9
Other financial liabilities measured at amortized cost

21,383

17

21,400
Total financial liabilities measured at amortized cost

1,081,902

(577)

1,081,325
Financial liabilities at fair value held for trading

33,493

33,493
Derivative financial instruments

149,069

164

149,233
Brokerage payables designated at fair value

46,198

46,198
Debt issued designated at fair value

113,209

(619)

112,590
Other financial liabilities designated at fair value

31,875

(17,414)

14,462
Total financial liabilities measured at fair value through profit or loss

373,844

(17,869)

355,975
Provisions and contingent liabilities

9,293

(590)

8,703
Other non-financial liabilities

11,720

(7)

11,712
of which: amount eligible for high-trigger loss-absorbing

capital (Deferred Contingent
Capital Plan (DCCP))
2

1,403

1,403

9
of which: deferred tax liabilities related to goodwill

310

310

4
of which: deferred tax liabilities related to other intangible assets

158

158

5
Total liabilities

1,476,758

(19,042)

1,457,716
Equity
Share capital

346

346

1
Share premium

11,742

(1)

11,741

1
Treasury shares

(5,498)

(5,498)

3
Retained earnings

76,176

(5)

76,172

2
Other comprehensive income recognized directly in equity, net of tax

917

11

928

3
of which: unrealized gains / (losses) from cash flow hedges

(3,373)

(3,373)

7
Equity attributable to shareholders

83,683

5

83,689
Equity attributable to non-controlling interests

535

82

617
Total equity

84,218

88

84,306
Total liabilities and equity

1,560,976

(18,955)

1,542,021
1 References link the lines

of this table to the

respective reference numbers provided in the

“References” column in the “CC1:

Composition of regulatory capital” table in this

section.

2 The IFRS Accounting Standards
carrying amount of total DCCP liabilities was USD 1,701m as of 30 June 2024. Refer to the “Compensation” section of the UBS Group Annual Report 2023, available under ”Annual reporting” at ubs.com/investors,
for more information about the DCCP.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

37
Semi-annual |
The CC1 table below provides the composition of capital

in the format prescribed by the BCBS and FINMA,

and
is based

on BCBS

Basel III

rules, unless

stated otherwise.

Reference

is made

to

items reconciling

to the

balance

sheet
under

the

regulatory

scope

of

consolidation

as

disclosed

in

the

“CC2:

Reconciliation

of

accounting

balance

sheet

to
balance sheet under the regulatory

scope of consolidation” table in this section.
›
Refer to the documents titled “Capital and total

loss-absorbing capacity instruments of UBS Group

AG consolidated,

UBS AG
consolidated and standalone – Key features” and “UBS

Group AG consolidated capital instruments and TLAC-eligible

senior
unsecured debt,” available under “Bondholder information”

at
ubs.com/investors,

for an overview of the main features of our
regulatory capital instruments, as well as the full terms

and conditions

CC1: Composition of regulatory capital
As of 30.6.24
Amounts

References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1
Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus

12,088

1
2 Retained earnings

76,172

2
3 Accumulated other comprehensive income (and other reserves)

(4,571)

3
5
Common share capital issued by subsidiaries and held by

third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments

83,689
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments

(231)
8 Goodwill (net of related tax liability)

(5,730)

4
9
Other intangibles other than mortgage servicing rights (net of related tax liability)

(776)

5
10
Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2

(2,997)

6
11 Cash flow hedge reserve

3,373

7
12 Shortfall of provisions to expected losses

(638)
13 Securitization gain on sale
14
Gains and losses due to changes in own credit risk on fair

valued liabilities

983
15 Defined benefit pension fund net assets

(951)

8
16
Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)

(2,117)
3

9
17 Reciprocal cross-holdings in common equity
17a
Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b Immaterial investments (CET1 items)
18
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued share capital (amount above 10% threshold)
19
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21
Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

10
22 Amount exceeding the 15% threshold
23 Of which: significant investments in the common stock of financials
24 Of which: mortgage servicing rights
25 Of which: deferred tax assets arising from temporary differences
26
Expected losses on equity investment under the PD / LGD

approach
26a
Further adjustments to financial statements in accordance

with a recognized international accounting standard
26b Other adjustments

1,499
4,5
27
Regulatory adjustments applied to Common Equity

Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1

(7,585)
29 Common Equity Tier 1 capital (CET1)

76,104

30 June 2024 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

38
CC1: Composition of regulatory capital (continued)
As of 30.6.24
Amounts

References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus

15,700
31
Of which: classified as equity under applicable accounting

standards
32
Of which: classified as liabilities under applicable accounting standards

15,700
34
Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed

in
group AT1)
36 Additional Tier 1 capital before regulatory adjustments

15,700
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
6
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a
Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 Other adjustments
42
Regulatory adjustments applied to additional Tier 1 due to insufficient

Tier 2 to cover deductions
42a
Regulatory adjustments applied to CET1 capital due

to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)

15,700

9
45 Tier 1 capital (T1 = CET1 + AT1)

91,804
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus

0
7
48
Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount
allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments

0
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a

Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b
Immaterial investments (T2 instruments and other TLAC

instruments)
54
Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10%

of the issued common share capital of the entity (amount

above 10% threshold)
55
Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of
regulatory consolidation (net of eligible short positions)
56 Other adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)

0
59 Total regulatory capital (TC = T1 + T2)

91,804
60 Total risk-weighted assets

511,376
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)

14.88
62 Tier 1 (as a percentage of risk-weighted assets)

17.95
63
Total capital (as a percentage of risk-weighted assets)

17.95
64
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)
8

3.66
65 Of which: capital conservation buffer requirement

2.50
66 Of which: bank-specific countercyclical buffer requirement

0.16
67
Of which: higher loss absorbency requirement

1.00
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements

9.95
Amounts below the thresholds for deduction (before risk weighting)
72
Non-significant investments in the capital and other TLAC liabilities of other financial entities

3,524
73 Significant investments in the common stock of financial entities

3,182
74 Mortgage servicing rights (net of related tax liability)

274
75
Deferred tax assets arising from temporary differences (net of related tax liability)

6,662
Applicable caps on the inclusion of provisions in Tier 2
76
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope
of consolidation” table in this section.

2 IFRS Accounting Standards netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.

3 Includes USD 850m capital reserves for potential
share repurchases.

4 Includes USD 917m in a compensation-related charge for regulatory capital purposes.

5 Includes USD 3,664m related to transitional CET1 capital purchase price allocation adjustments. Refer to the “Key metrics” section of this report for more

information.

6 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.

7 Consists of 45% of the gross unrealized
gains on debt instruments measured at fair value through other comprehensive income,

which are measured at the lower of cost or market value for

regulatory capital purposes.

8 BCBS requirements are exceeded
by our Swiss

SRB requirements. Refer

to the “Capital, liquidity

and funding, and

balance sheet“ section of

the UBS Group

Annual Report 2023,

available under ”Annual

reporting” at ubs.com/investors,

for more
information about the Swiss SRB requirements.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing

capacity
Semi-annual

|
The

TLAC1

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

rules

and

only

applicable

to
UBS Group AG

as

the

ultimate

parent

entity

of

the

defined

UBS

resolution

group,

to

which,

in

case

of

resolution,
resolution tools (e.g., a bail-in) are expected to be applied.
In the first

half of 2024,

our eligible additional

tier 1 (AT1) instruments

increased by

USD 1.8bn,

mainly driven

by three
issuances of AT1

capital instruments

equivalent to a

total of

USD 1.9bn, partly

offset by negative

impacts from interest
rate risk hedge, foreign currency translation and other effects.
Non-regulatory capital instruments decreased by USD 1.2bn, mainly reflecting the call of USD 4.0bn equivalent of TLAC-
eligible

senior

unsecured

debt

instruments,

USD 2.5bn

equivalent

of TLAC

-eligible

senior

unsecured

debt

instruments
that

ceased

to

be eligible

as

gone

concern

capital

as

they

entered

the

final

year

before

maturity,

as

well

as

negative
impacts from interest

rate risk hedge,

foreign currency translation

and other effects

.

These decreases were

partly offset
by new issuances of USD 7.8bn equivalent of TLAC-eligible

senior unsecured debt instruments.
TLAC1: TLAC composition for G-SIBs (at resolution group level)
30.6.24 31.12.23
1
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)

76,104

78,002
2
Additional Tier 1 capital (AT1) before TLAC adjustments

15,700

13,892
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments

5
Total AT1 instruments eligible under the TLAC framework

15,700

13,892
6
Tier 2 capital (T2) before TLAC adjustments

0

1
7
Amortized portion of T2 instruments where remaining maturity

> 1 year

8
T2 capital ineligible as TLAC as issued out of subsidiaries

to third parties
9
Other adjustments

10
Total T2 instruments eligible under the TLAC framework

0

1
11
TLAC arising from regulatory capital

91,804

91,895
Non-regulatory capital elements of TLAC

12
External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13
External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other

TLAC term sheet
requirements

105,350

106,567
14 of which: amount eligible as TLAC after application of the caps
15
External TLAC instruments issued by funding vehicles prior

to 1 January 2022

536

538
16
Eligible ex ante commitments to recapitalize a G-SIB in

resolution
17 TLAC arising from non-regulatory capital instruments before adjustments

105,886

107,106
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions

197,690

199,001
19
Deductions of exposures between multiple-point-of-entry

(MPE) resolution groups that correspond to items

eligible for TLAC (not applicable to
SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
2
21
Other adjustments to TLAC

22 TLAC after deductions

197,690

199,001
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime

511,376

546,505
24 Leverage exposure measure

1,564,201

1,695,403
TLAC ratios and buffers
25
TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)

38.66

36.41
26 TLAC (as a percentage of leverage exposure)

12.64

11.74
27
CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements

9.95

8.81
28
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)

3.66

3.64
29 of which: capital conservation buffer requirement

2.50

2.50
30 of which: bank-specific countercyclical buffer requirement

0.16

0.14
31
of which: higher loss absorbency requirement

1.00

1.00
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition of

the Credit Suisse Group” in the “Consolidated financial

statements” section of the UBS Group second quarter
2024 report, available under "Quarterly reporting" at ubs.com/investors, for more information.

2 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual

|
The

TLAC3

table

below

provides

an

overview

of

the

creditor

ranking

structure

of

the

resolution

entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and

TLAC-eligible senior unsecured debt.

UBS Group AG

grants

Deferred

Contingent

Capital

Plan

(DCCP)

awards

to

UBS Group

employees,

which

qualify

as
Basel III AT1 capital on

a UBS Group consolidated basis

and totaled USD 2,076m

as of 30 June 2024

(31

December 2023:
USD 1,935m).

The

related

liabilities

of

UBS Group AG

on

a

standalone

basis

of

USD 1,392m

(31 December

2023:
USD 1,412m) are

not included

in the

table below,

as these

do not

give rise

to any

current claims

until the

awards are
legally vested.
As

of

30 June

2024,

the

TLAC

available

on

a

UBS Group AG

consolidated

basis

amounted

to

USD 197,690m
(31 December 2023: USD 199,001m).
›
Refer to “Holding company and significant regulated

subsidiaries and sub-groups” at
ubs.com/investors

for more information
about UBS Group AG standalone for the six-month period

ended 30 June 2024
›
Refer to “Bondholder information” at ubs.com/investors

for more information
›
Refer to the “TLAC1: TLAC composition for

G-SIBs (at resolution group level)” table in this section

for more information about
TLAC for UBS Group AG consolidated
TLAC3: Creditor ranking at legal entity level for the resolution entity,

UBS Group AG
As of 30.6.24 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
2
Additional Tier 1
Bail-in debt and
pari passu
liabilities
(most senior)
2 Total capital and liabilities net of credit risk mitigation
1

65,512

14,608

121,821

201,941
3
Subset of row 2 that are excluded liabilities

4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)

65,512

14,608
3,4,5

121,821
6,7

201,941
5
Subset of row 4 that are potentially eligible as TLAC

65,512

14,294

114,951
8

194,756
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years

22,257
9

22,257
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years

39,223

39,223
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years

39,758

39,758
9
Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities

13,712

13,712
10 Subset of row 5 that is perpetual securities

65,512

14,294

79,805
1 No credit risk mitigation is applied to capital and liabilities for UBS Group

AG standalone.

2 Common shares including the associated reserves are equal

to the equity of UBS Group AG standalone attributable to
shareholders.

3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.

4 An AT1 instrument in the amount of USD 2.5bn was redeemed and AT1 instruments in a total amount of USD 1.8bn were issued during the six months ended 30 June 2024.

5 Includes two AT1 instruments in the total amount of USD 1bn, the call of which was announced on 10 July 2024 (call dates 27 August 2024 and 4 September 2024).

6 Includes interest expense accrued on bail-in debt, interest-bearing liabilities that consist of loans from UBS AG

and UBS Switzerland AG, negative replacement

values, and tax and other
liabilities that are not excluded liabilities under Swiss law and that rank pari passu to bail-in debt.

7 Bail-in debt of USD 4.8bn was redeemed and bail-in debt of USD 7.7bn was issued during the six months ended
30 June 2024.

8 Bail-in debt of USD 2.6bn has a residual maturity of less than one year and is not potentially eligible as TLAC.

9 Includes bail-in debt in the amount of USD 1.6bn, the call of which was announced on 2 July 2024 (redemption date 17 July 2024) and USD 1.8bn, the call of which was announced on 16 July 2024 (redemption date 5 August

2024).
▲

30 June 2024 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
Quarterly |

The Basel Committee

on Banking Supervision

(the BCBS) leverage ratio,

as summarized in

the “KM1: Key

metrics“
table in

section 2

of this

report,

is calculated

by dividing

the period-end

tier 1 capital

by the

period-end leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
the current

exposure method add-on

for potential

future exposure

and net

notional amounts

for written

credit derivatives.
The LRD also includes an additional charge for counterparty

credit risk related to securities financing transactions (SFTs).
The table

below shows

the difference

between

IFRS Accounting

Standards total

assets

as per

the consolidation

scope
under IFRS Accounting Standards and the BCBS total on-balance sheet exposures. Those exposures are the starting point
for calculating

the BCBS

LRD, as

shown in

the LR2

table in

this section.

The difference

is due

to the

application of

the
regulatory scope

of consolidation

for the

purpose of

the BCBS

calculation. In

addition, carrying

amounts for

derivative
financial instruments and SFTs

are deducted from

IFRS Accounting Standards

total assets. They

are measured differently
under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.
Difference between the Swiss systemically relevant bank

and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between

the two

frameworks. Under BCBS

rules only

common equity tier 1

and additional tier 1

capital
are

included in

the numerator.

Under Swiss

SRB rules

UBS is

required

to meet

going and

gone concern

leverage ratio
requirements. Therefore,

depending on the requirement, the numerator includes tier

1 capital instruments, tier 2 capital
instruments and / or total loss-absorbing capacity-eligible

senior unsecured debt.
Reconciliation of IFRS Accounting Standards total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 30.6.24 31.3.24 31.12.23
On-balance sheet exposures
IFRS Accounting Standards total assets

1,560,976

1,606,798
1

1,716,924
1
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes
but outside the scope of regulatory consolidation

(19,514)

(18,932)

(19,086)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for
accounting purposes but consolidated for regulatory purposes

2,979

2,842

3,235
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from
the leverage ratio exposure measure

Less carrying amount of derivative financial instruments in IFRS

Accounting Standards total assets

(180,241)

(200,221)

(218,540)
Less carrying amount of securities financing transactions in IFRS Accounting

Standards total assets

(158,371)

(154,776)

(154,017)
Adjustments to accounting values

322
1

645
1
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,205,829

1,236,032

1,329,162
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(11,092)

(11,184)

(11,460)
Transitional CET1 capital purchase price allocation adjustments

3,574

3,872

4,211
Total on-balance sheet exposures (excluding derivatives and securities financing transactions) 1,198,311 1,228,720 1,321,913
1 Comparative-period information for IFRS Accounting Standards total assets has been revised subsequent to the publication

of the UBS Group first quarter 2024

report. Refer to “Note 2 Accounting for

the acquisition
of the Credit Suisse Group” in the “Consolidated

financial statements” section of the UBS

Group second quarter 2024 report, available

under “Quarterly reporting” at ubs.com/investors,

for more information. Due
to materiality considerations, we have kept the leverage

ratio denominator unchanged and reversed the impact in the “Adjustm ents to accounting values” line.
▲
Quarterly |
During

the

second

quarter

of

2024, the

LRD

decreased

by

USD 35.4bn

to

USD 1,564.2bn.

The

decrease

was
primarily driven by asset size and other movements of

USD 33.4bn,

as well as currency effects

of USD 2.1bn.
On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by

USD 30.4bn, mainly
due to asset size and other movements of USD 29.3bn and currency effects of USD 1.1bn. The asset size movement was mainly driven by a decrease in cash and central

bank balances driven by the repayment of the

remaining funding drawn
under the

Swiss National

Bank Emergency

Liquidity Assistance

facility and

lower lending

balances. Furthermore,

there
were

also

decreases

in

trading

portfolio

assets

in

Non-core

and

Legacy,

driven

by

our

actions

to

actively

unwind

the
portfolio, in addition to

the natural roll-off. These

decreases were partly

offset by higher trading

portfolio assets, driven
by higher inventory held to

hedge client positions in the

Investment Bank and purchases

of high-quality liquid securities
in Group Treasury.
Derivative exposures decreased by USD 3.8bn, mainly due to

asset size and other movements of

USD 3.3bn and currency
effects of USD 0.5bn. The

asset size movement

was mainly driven

by the continued reductions
i
n Non-core and

Legacy,
as well as market-driven movements.

30 June 2024 Pillar 3 Report |
UBS Group | Leverage ratio

Securities financing transactions

increased by USD 1.9bn,

mainly due to asset

size and other

movements of USD 2.5bn,
partly offset

by currency

effects of

USD 0.5bn. The

asset size

movement was

primarily driven

by higher

levels of

client
activity.
Off-balance sheet items decreased by USD 3.2bn, mainly due to asset size and other movements of USD 3.2bn, primarily
driven by lower irrevocable loan commitments.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
second quarter 2024 report, available under “Quarterly

reporting” at
ubs.com/investors , for more information
LR1: BCBS Basel III leverage ratio summary comparison
USD m 30.6.24 31.3.24 31.12.23
1 Total consolidated assets as per published financial statements

1,560,976

1,606,798
1

1,716,924
1
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting
purposes but outside the scope of regulatory consolidation
2

(30,606)

(30,116)

(30,545)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4 Adjustments for derivative financial instruments

(55,043)

(71,237)

(90,417)
5
Adjustment for securities financing transactions (i.e., repos and similar secured lending)

10,022

11,694

11,422
6
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)

72,299

75,471

79,927
7 Other adjustments

6,554

7,036
1

8,091
1
7a of which: Transitional CET1 capital purchase price allocation adjustments

3,574

3,872

4,211
7b
of which: consolidated entities under the regulatory scope

of consolidation

2,979

2,842

3,235
8 Leverage ratio exposure (leverage ratio denominator)

1,564,201

1,599,646

1,695,403
1 Comparative-period information for IFRS Accounting Standards total assets has been revised subsequent to the publication

of the UBS Group first quarter 2024

report. Refer to “Note 2 Accounting for

the acquisition
of the Credit Suisse Group” in the “Consolidated

financial statements” section of the UBS Group

second quarter 2024 report, available

under “Quarterly reporting” at ubs.com/investors,

for more information. Due
to materiality considerations, we have kept the leverage

ratio denominator unchanged and reversed the impact in the “Other adjustments” line.

2 Includes assets that are deducted from tier 1 capital.
LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 30.6.24 31.3.24 31.12.23
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,205,829

1,236,032

1,329,162
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(11,092)

(11,184)

(11,460)
2a Transitional CET1 capital purchase price allocation adjustments

3,574

3,872

4,211
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,198,311

1,228,720

1,321,913
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)

62,129

64,463

62,634
5
Add-on amounts for PFE associated with all derivatives transactions

105,893

106,572

107,548
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative
accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(25,856)

(27,724)

(31,746)
8
(Exempted QCCP leg of client-cleared trade exposures)

(19,894)

(16,874)

(13,092)
9
Adjusted effective notional amount of all written credit

derivatives
1

87,782

94,456

132,275
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2

(84,855)

(91,909)

(129,495)
11 Total derivative exposures

125,198

128,984

128,123
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

248,285

255,498

259,336
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(89,914)

(100,722)

(105,319)
14 CCR exposure for SFT assets

10,022

11,694

11,422
15 Agent transaction exposures
16 Total securities financing transaction exposures

168,393

166,470

165,439
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

283,840

290,690

311,745
18 (Adjustments for conversion to credit equivalent amounts)

(211,541)

(215,219)

(231,818)
19 Total off-balance sheet items

72,299

75,471

79,927
Total exposures (leverage ratio denominator)

1,564,201

1,599,646

1,695,403
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

91,804

92,983
3

91,894

3
21 Total exposures (leverage ratio denominator)

1,564,201

1,599,646

1,695,403
Leverage ratio
22
Basel III leverage ratio (%)

5.9

5.8
3

5.4
3
1 Includes protection sold,

including agency transactions.

2 Protection sold

can be offset

with protection bought

on the same

underlying reference entity,

provided that the

conditions according

to the Basel

III
leverage ratio framework and disclosure

requirements are met.

3 Comparative-period information for

IFRS Accounting Standards total assets has been

revised subsequent to the publication of

the UBS Group first
quarter 2024 report. Refer

to “Note 2 Accounting

for the acquisition of

the Credit Suisse

Group” in the “Consolidated

financial statements” section

of the UBS Group

second quarter 2024

report, available under
“Quarterly reporting” at

ubs.com/investors, for

more information.

Tier 1

capital information was

restated for comparative

periods. Due

to materiality considerations,

we have kept

the leverage

ratio denominator
unchanged.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity and funding
Liquidity coverage ratio
Quarterly |
We monitor

the liquidity

coverage

ratio (the

LCR) in

all significant

currencies

in order

to manage

any currency
mismatch between high-quality liquid assets (HQLA) and

the net expected cash outflows in times of stress.
▲
Pillar 3 disclosure requirement Second quarter 2024 report section Disclosure Second quarter 2024 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities, by product and currency 54
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash

at little or no loss of value, especially during a period
of stress. HQLA

are assets that

are of low

risk and

are unencumbered. Other

characteristics of HQLA

are ease and

certainty
of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in

the LCR

framework, including

cash, central

bank reserves

and government

bonds. In

the second

quarter

of
2024,

our

HQLA

decreased

by

USD 44.4bn

to

USD 378.2bn,

mainly

due

to

the

repayment

of

the

remaining

funding
drawn under the Swiss National Bank Emergency Liquidity

Assistance (ELA) facility and an increase in trading assets

.
High-quality liquid assets (HQLA)
Average 2Q24
1
Average 1Q24
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

276.6

276.6

311.7

311.7
Securities (on- and off-balance sheet)

74.0

27.6

101.7

83.9

27.0

110.9
Total HQLA
4

350.6

27.6

378.2

395.6

27.0

422.6
1 Calculated based on an average of 61 data points in the

second quarter of 2024 and 61 data points in the first

quarter of 2024.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the second

quarter of 2024

Quarterly |
The quarterly average

LCR of the UBS

Group decreased

8.2 percentage points to

212.0%, remaining

above the
prudential requirement

communicated by

the Swiss

Financial Market

Supervisory Authority

(FINMA). The

movement in
the quarterly average LCR was primarily driven

by a decrease in HQLA of USD 44.4bn to

USD 378.2bn, mainly due to the
repayment of the remaining funding drawn under

the Swiss National Bank ELA facility and an increase

in trading assets.
The average net

cash outflows decreased

by USD 13.7bn to USD

178.5bn, reflecting

lower outflows from

deposits and
loan commitments and higher net inflows from securities

financing transactions.
LIQ1: Liquidity coverage ratio (LCR)
Average 2Q24
1
Average 1Q24
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

383.7

378.2

427.7

422.6
Cash outflows
2 Retail deposits and deposits from small business customers

345.1

40.0

353.7

40.8
3 of which: stable deposits

30.0

1.1

31.7

1.1
4 of which: less stable deposits

315.1

38.9

322.0

39.7
5 Unsecured wholesale funding

277.2

137.6

288.2

143.5
6 of which: operational deposits (all counterparties)

67.3

16.7

71.2

17.7
7 of which: non-operational deposits (all counterparties)

193.8

104.8

199.8

108.7
8 of which: unsecured debt

16.1

16.1

17.2

17.2
9 Secured wholesale funding

81.2

79.6
10 Additional requirements:

191.8

47.3

213.9

49.4
11 of which: outflows related to derivatives and other transactions

93.7

25.8

102.3

25.4
12 of which: outflows related to loss of funding on debt products
3

0.2

0.2

0.3

0.3
13 of which: committed credit and liquidity facilities

97.9

21.3

111.3

23.7
14 Other contractual funding obligations

24.8

24.1

24.5

23.7
15 Other contingent funding obligations

395.2

12.2

391.1

11.7
16 Total cash outflows

342.4

348.7
Cash inflows
17 Secured lending

260.7

96.0

248.2

89.6
18 Inflows from fully performing exposures

83.8

38.4

84.6

38.3
19 Other cash inflows

29.5

29.5

28.7

28.7
20 Total cash inflows

374.1

163.9

361.6

156.6
Average 2Q24
1
Average 1Q24
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

378.2

422.6
22 Net cash outflows

178.5

192.1
23 LCR (%)

212.0

220.2
1 Calculated based on an average of 61 data points in the second quarter of 2024 and 61 data points in the first quarter of

2024.

2 Calculated after the application of haircuts, inflow and outflow rates.

3 Includes
outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.

4 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level 2 assets and cash inflows.

▲

30 June 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the second

quarter of 2024

Semi-annual |

As of 30 June 2024, the

net stable funding ratio of

the UBS Group increased 1.6 percentage points to 128.0%,
remaining above the prudential requirement

communicated by FINMA.

Available stable

funding decreased by

USD 4.8bn to USD 882.3bn,

mainly driven by

lower customer deposits,

partly offset
by higher debt issued

measured at amortized

cost. Required stable

funding decreased by

USD 12.5bn to USD 689.0bn,
predominantly reflecting lower lending assets

and derivative balances, partly offset

by higher trading assets

and securities
financing transactions.
LIQ2: Net stable funding ratio (NSFR)
30.6.24 31.3.24
Unweighted value by residual maturity Unweighted value by residual maturity
USD bn
No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available stable funding (ASF) item
1 Capital: 81.6 13.7 95.3 82.3 13.5 95.8
2 Regulatory Capital 81.6 13.2 94.8 82.3 12.9 95.2
3 Other Capital Instruments 0.5 0.5 0.5 0.5
4 Retail deposits and deposits from small business
customers: 385.5 15.6 16.2 378.8 387.3 17.6 16.7 382.7
5 Stable deposits 31.2 0.1 0.0 29.8 31.6 0.2 0.0 30.2
6 Less stable deposits 354.3 15.5 16.2 349.0 355.8 17.5 16.7 352.6
7 Wholesale Funding: 480.1 68.5 229.2 401.1 509.6 51.9 236.4 401.6
8 Operational Deposits 70.7 35.3 70.2 35.1
9 Other wholesale funding 409.4 68.5 229.2 365.8 439.4 51.9 236.4 366.5
10 Liabilities with matching interdependent assets 3.9 3.9
11 Other liabilities: 38.8 139.8 4.5 7.1 37.2 147.6 1.3 7.0
12 NSFR derivative liabilities 2.9
1
13 All other liabilities and equity not included in the
above categories 38.8 139.8 1.6
7.1 37.2 147.6 1.3 7.0
14 Total ASF 882.3 887.0
Required stable funding (RSF) item
15 Total NSFR high-quality liquid assets (HQLA) 40.4 38.2
16 Deposits held at other financial institutions for
operational purposes

14.9 7.7
14.7 7.6
17 Performing loans and securities: 45.7 294.4 58.8 454.4 517.9 43.2 291.2 55.3 472.0 526.9
18 Performing loans to financial institutions secured by
Level 1 HQLA or Level 2a HQLA

74.2 0.1 0.3 11.7 76.9 0.2 0.2 9.8
19 Performing loans to financial institutions secured by
Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions

74.3 11.3 42.0 62.1 75.5 6.7 56.1 74.0
20 Performing loans to non-financial corporate clients,
loans to retail and small business customers, and
loans to sovereigns, central banks and PSEs, of which: 1.0 121.1 25.9 150.3 188.8 1.0 114.5 25.2 147.4 185.6
21
With a risk weight of less than or equal to 35%
under Basel II standardized approach for credit risk 1.0 17.3 0.3 4.0 4.4 1.0 10.2 0.2 4.0 4.4
22 Performing residential mortgages, of which:

22.2 18.3 241.8 197.1 21.1 20.4 245.5 199.1
23
With a risk weight of less than or equal to 35%
under Basel II standardized approach for credit risk

12.9 9.8 228.0 176.1 10.9 12.5 228.1 174.9
24 Securities that are not in default and do not qualify as
HQLA, including exchange-traded equities 44.7 2.7 3.3 20.0 58.2 42.2 3.2 2.8 22.8 58.5
25 Assets with matching interdependent liabilities 3.9 3.9
26 Other assets: 44.5 58.3 0.3 132.5 117.7 45.1 64.8 0.5 135.6 123.2
27 Physical traded commodities, including gold 1.8 1.5 2.4 2.0
28 Assets posted as initial margin for derivative contracts
and contributions to default funds of CCPs 38.9
1
33.1 40.9
1
34.8
29 NSFR derivative assets 3.7
1
3.7
30 NSFR derivative liabilities before deduction of variation margin posted 73.3
1
14.7 69.6
1
13.9
31 All other assets not included in the above categories 42.7 58.3 0.3 20.3 68.5 42.7 64.8 0.5 21.3 68.8
32 Off-balance sheet items 20.9 7.9 89.0 5.4 21.3 8.7 95.2 5.7
33 Total RSF 689.0 701.6
34 Net stable funding ratio (%) 128.0 126.4
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.
▲

30 June 2024 Pillar 3 Report |
UBS Group | Requirements for global

systemically important banks and related indicators

46
Requirements for global systemically important banks
and related indicators
Semi-annual |
The Financial Stability Board (the FSB) has

determined that UBS is a global systemically important bank

(a G-SIB),
using an indicator-based

methodology adopted by

the Basel Committee

on Banking Supervision (the

BCBS). Banks that
qualify as G-SIBs are required

to disclose 13 high-level indicators annually

for assessing the systemic importance of

G-SIBs
as defined

by the

BCBS. These

indicators are

used for the

G-SIB score

calculation and

cover five

categories: size,

cross-
jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.
In November

2023, the

FSB, in

consultation with

the BCBS

and national

authorities, published

the 2023

list of

G-SIBs,
and Credit Suisse had moved below the threshold for G-SIB

designation, no longer being considered a G-SIB.

Based

on

the

published

indicators,

G-SIBs

are

subject

to

additional

common

equity

tier 1

(CET1)

capital

buffer
requirements in a

range from 1.0%

to 3.5%. In

November 2023, the

FSB confirmed that,

based on the

year-end 2022
indicators, the

additional

CET1 capital

buffer requirement

for the

UBS Group

will increase

to 1.5%,

from 1.0%,

as of
1 January 2025. This increase

follows the acquisition of the

Credit Suisse Group in June

2023. As our Swiss

systemically
relevant bank

Basel III capital

requirements remain

above the

BCBS requirements,

including the

increased G-SIB

buffer,
we are not affected by these additional G-SIB requirements.
The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in

December

2017.

The

leverage

ratio

buffer

is

set

at

50%

of

risk-weighted

higher-loss

absorbency

requirements.
Implementation of the final Basel III framework

in Switzerland is expected to enter into

force on 1 January 2025. We

do
not expect these changes to increase our additional CET1

capital buffer requirement.
Our

G-SIB

indicators

as

of

31 December

2023

were

published

in

July

2024

under

“Pillar 3

disclosures”

at
ubs.com/investors
.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

47
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in this section
The sections

below include

capital and other

regulatory information

as of

30 June 2024

for UBS AG

consolidated, UBS AG
standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC

consolidated,
Credit

Suisse

(Schweiz) AG

consolidated,

Credit

Suisse

(Schweiz)

AG standalone

and

Credit

Suisse

International
standalone. Capital information in the

following sections is based on

Pillar 1 capital requirements. Entities may be subject
to significant

additional Pillar

2 requirements,

which represent

additional amounts

of capital

considered necessary

and
are agreed with regulators based on the risk profile of the

respective entity.
UBS Americas Holding LLC consolidated
Federal Reserve Board releases stress-test results
In June 2024,

the Federal Reserve

Board released

the results

of its 2024

Dodd–Frank Act

Stress Test

(DFAST).

UBS’s US
intermediate

holding

company,

UBS Americas

Holding

LLC,

exceeded

the

minimum

capital

requirements

under

the
severely adverse scenario.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

48
UBS AG consolidated
Merger of UBS AG and Credit Suisse AG
On 31 May

2024, the

merger of

UBS AG and

Credit Suisse AG

was completed,

with UBS AG

becoming the

sole Swiss
parent entity,

succeeding by

operation of

Swiss law

to all

assets and

liabilities of

Credit Suisse

AG, and

becoming the
direct or indirect shareholder of all of the former

direct and indirect subsidiaries of Credit

Suisse AG. UBS has accounted
for the

acquisition as

a business

combination under

common control

accounting principles.

As part

of this

method of
accounting, the

assets and

liabilities of

Credit Suisse AG

have been

converted from

US generally

accepted accounting
principles to IFRS Accounting Standards. Prior periods have

not been restated.
The merger

of UBS AG

and Credit

Suisse AG

resulted in

a USD 190.0bn

increase in

risk-weighted assets

(RWA)

and a
USD 41.4bn increase

in common

equity tier

1 (CET1)

capital as

of the

date of

the merger

.

Both the

liquidity coverage
ratio (the

LCR) and

the net

stable funding

ratio (the

NSFR) of

UBS AG consolidated

increased in

the second

quarter of
2024, including the impact of the merger of UBS AG and

Credit Suisse AG.

›
Refer to “Integration of Credit Suisse” in the “Recent

developments” section of the UBS Group second

quarter 2024 report,
available under “Quarterly reporting” at ubs.com/investors , for more information about the integration of Credit Suisse
›
Refer to “Note 2 Accounting for the merger of

UBS AG and Credit Suisse AG” in the “Consolidated

financial statements” section of
the UBS AG second quarter 2024 report, available under

“Quarterly reporting” at
ubs.com/investors , for more information about
the accounting for the merger of UBS AG and

Credit Suisse AG
›
Refer to “Comparison between UBS AG consolidated

and UBS Group AG consolidated” in the “Consolidated

financial statements”
section of the UBS AG second quarter 2024

report, available under “Quarterly reporting” at
ubs.com/investors , for a comparison
of selected financial information between UBS AG

consolidated and UBS Group AG consolidated
Key metrics for the second quarter of 2024
Quarterly |

The table below is based

on Basel Committee on

Banking Supervision (BCBS) Basel

III rules and IFRS Accounting
Standards.
During the

second quarter

of 2024,

tier 1 capital

increased

by USD 40.1bn

to USD

98.1bn. CET1

capital

increased by
USD 39.1bn to USD 83.0bn, primarily due to the merger

of UBS AG and Credit Suisse AG, which resulted in an increase of USD 41.4bn

as of

the date

of the

merger,

and an

increase

in eligible

deferred

tax assets

recognized for

temporary
differences of USD 1.6bn. These increases were partly offset by dividend accruals of USD 3.1bn, a current tax expense of
USD 0.3bn and

an operating

loss before

tax of

USD 0.2bn. Additional

tier 1 (AT1)

capital issued

by the

Group and

on
lent

to

UBS AG

increased

by

USD 0.9bn

to

USD 15.1bn,

mainly

reflecting

two

AT1

instruments

totaling

USD 0.6bn
recognized by UBS AG upon

the merger of

UBS AG and Credit

Suisse AG, and the issuance

of one AT1

capital instrument
of an equivalent of USD 0.4bn.
During the second quarter of 2024, RWA increased by USD 181.2bn to USD

510.0bn,

predominantly due to the merger
of

UBS AG

and

Credit

Suisse AG,

which

resulted

in

a

USD 190.0bn

increase

in

RWA.

Excluding

that

merger,

RWA
decreased by

USD 8.8bn, reflecting

decreases of

USD 5.9bn resulting

from asset

size and

other movements,

driven by
decreases in credit and counterparty credit risk RWA and to a lesser extent by market risk RWA, and USD 2.9bn resulting from model updates and methodology changes.
During

the

second

quarter

of

2024,

the

leverage

ratio

denominator

(the

LRD)

increased

by

USD 485.4bn

to
USD 1,564.0bn, predominantly

due to

the merger

of UBS AG

and Credit

Suisse AG,

which resulted

in a

USD 516.4bn
increase in the LRD.

Excluding that merger, the LRD

decreased by USD 30.9bn, driven by

USD 29.2bn resulting from asset
size and other movements, as well as USD 1.8bn from

currency effects.

The asset size and other movements were mainly
due to a decrease in cash and central bank balances driven by the repayment of the remaining funding drawn under the
Swiss National Bank Emergency Liquidity Assistance facility, as well as lower derivatives and off-balance sheet exposures, partly offset by higher securities financing transaction exposures.

Correspondingly, the CET1 capital ratio of UBS AG consolidated increased to 16.3% from 13.3%, reflecting the increase in CET1 capital, partly offset by the increase in RWA. The Basel III leverage ratio increased to 6.3% from 5.4%, reflecting higher tier 1 capital, partly offset by the increase in the LRD

.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

49
The quarterly

average

LCR of

UBS AG

consolidated

increased

2.7 percentage

points to

194.1%, remaining

above

the
prudential requirement

communicated by

the Swiss

Financial Market

Supervisory Authority

(FINMA). The

movement in
the

quarterly

average

LCR

was

primarily

driven

by

an

increase

in

high-quality

liquid

assets

(HQLA)

of

USD 29.3bn

to
USD 280.3bn.

This

increase

was

substantially

related

to

the

contribution

of

Credit

Suisse

HQLA

after

the

merger

of
UBS AG and Credit Suisse AG. The

increase in HQLA was partly offset

by a USD 12.3bn increase in net

cash outflows to
USD 143.6bn,

predominantly

attributable

to

Credit

Suisse’s

net

cash

outflows

related

to

customer

deposits,

loan
commitments and derivatives.

These outflows were partly

offset by inflows from

loans in Credit Suisse,

as well as lower
outflows from deposits

and higher net

inflows from securities

financing transactions

of UBS AG consolidated

excluding
Credit Suisse.
As

of

30 June

2024,

the

NSFR

increased

6.1 percentage

points

to

127.7%.

Available

stable

funding

increased

by
USD 293.5bn

to

USD 882.8bn,

predominantly

driven

by

the

contribution

of

Credit

Suisse

after

the

merger,

mainly
reflecting deposit

balances, debt

securities issued

and regulatory

capital, as

well as

higher debt

securities issued

of UBS AG
excluding

the

contribution

of

Credit

Suisse.

Required

stable

funding

increased

by

USD 206.7bn

to

USD 691.5bn,
predominantly driven by the contribution of Credit Suisse

after the merger, mainly reflecting lending assets.

KM1: Key metrics
USD m, except where indicated
30.6.24 31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

83,001

43,863

44,130

43,378

43,300
2 Tier 1

98,133

58,067

56,628

55,037

55,017
3 Total capital

98,133

58,067

56,629

55,038

55,017
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

509,953

328,732

333,979

321,134

323,406
4a Minimum capital requirement
1

40,796

26,299

26,718

25,691

25,873
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

16.28

13.34

13.21

13.51

13.39
6 Tier 1 ratio (%)

19.24

17.66

16.96

17.14

17.01
7 Total capital ratio (%)

19.24

17.66

16.96

17.14

17.01
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.16

0.14

0.13

0.13

0.10
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.33

0.30

0.32

0.30

0.29
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.66

2.64

2.63

2.63

2.60
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

11.24

8.84

8.71

9.01

8.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,564,001

1,078,591

1,104,408

1,042,106

1,048,313
14 Basel III leverage ratio (%)

6.27

5.38

5.13

5.28

5.25
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

280,303

251,041

254,516

230,909

224,849
16 Total net cash outflow

143,576

131,296

134,300

130,956

131,535
16a of which: cash outflows

298,083

268,701

256,881

254,122

258,700
16b of which: cash inflows

154,507

137,405

122,582

123,166

127,165
17 LCR (%) 194.12 191.38 189.71 176.56 170.94
Net stable funding ratio (NSFR)
18 Total available stable funding 882,760

589,263

602,565

568,509

564,491
19 Total required stable funding 691,477

484,727

503,782

467,130

477,615
20 NSFR (%) 127.66

121.57

119.61

121.70

118.19
1 Calculated as 8% of total RWA, based

on total capital minimum requirements,

excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern

requirements and information for UBS AG

consolidated
are provided below in this section.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1
ratio that is available

to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1

capital requirement and, where

applicable, minus the

BCBS tier 2 capital requirement

met with CET1 capital.

5 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level

2 assets and cash inflows. Calculated based on an

average of 61 data points in the second quarter
of 2024, of which 40 data points were before the merger (i.e., from 2 April 2024 until 30 May 2024), and 21 data points were after the merger (i.e., from

31 May 2024 until 30 June 2024) and 61 data points in the
first quarter of 2024. For the prior-quarter data points, refer to the respective Pillar 3 Report, av ailable under “Pillar 3 disclosures” at ubs.com/investors, for more information.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

50
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and LRD-based

going and

gone
concern requirements

and

information

as required

by FINMA

;

details

regarding

eligible

gone

concern instruments

are
also provided below.
Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-compliant

tier 2

capital
instruments,

and

total

loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern
requirements until one year before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“Total

loss-
absorbing

capacity”

section

of

the

UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.13
1

77,152

5.11
1

79,928
Common equity tier 1 capital

10.83

55,224

3.61
2

56,468
of which: minimum capital

4.50

22,948

1.50

23,460
of which: buffer capital

5.50

28,047

2.00

31,280
of which: countercyclical buffer

0.49

2,500
Maximum additional tier 1 capital

4.30

21,928

1.50

23,460
of which: additional tier 1 capital

3.50

17,848

1.50

23,460
of which: additional tier 1 buffer capital

0.80

4,080
Eligible going concern capital
Total going concern capital

19.24

98,133

6.27

98,133
Common equity tier 1 capital

16.28

83,001

5.31

83,001
Total loss-absorbing additional tier 1 capital

2.97

15,132

0.97

15,132
of which: high-trigger loss-absorbing additional tier 1 capital

2.73

13,907

0.89

13,907
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.24

1,225

0.08

1,225
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,692

3.75
7

58,650
of which: base requirement including add-ons for market share and LRD

10.73

54,692

3.75

58,650
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.38

98,833

6.32

98,833
Total tier 2 capital

0.11

536

0.03

536
of which: non-Basel III-compliant tier 2 capital

0.11

536

0.03

536
TLAC-eligible unsecured debt

19.28

98,297

6.28

98,297
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.85

131,844

8.86

138,578
Eligible total loss-absorbing capacity

38.62

196,966

12.59

196,966
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

509,953
Leverage ratio denominator

1,564,001
1 Includes applicable add-ons of 1.78% for risk-weighted assets (RWA) and

0.61% for leverage ratio denominator (LRD), of which 34 basis points for RWA and 11 basis points for LRD reflect the FINMA

Pillar 2 capital
add-on of USD 1,728m related to the supply chain finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.61% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.11% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Existing outstanding low-trigger additional

tier 1 capital instruments qualify as

going concern capital at the UBS

AG consolidated level, as agreed

with FINMA, until their first call

date. As of their
first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between
one and two

years. Once at

least 75% of

the minimum gone

concern requirement has

been met with

instruments that have

a remaining maturity

of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain

eligible to be included in the total gone concern

capital.

5 From 1 January 2023, the resolvability

discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with

reduced base gone concern capital

requirements equivalent to 75% of the

total going concern requirements (excluding countercyclical

buffer requirements).

6 As of
July 2024, FINMA

has the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

should obstacles to

an SIB’s

resolvability be identified

in future resolvability

assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

51
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.24 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

98,133

58,067

56,628
Total tier 1 capital

98,133

58,067

56,628
Common equity tier 1 capital

83,001

43,863

44,130
Total loss-absorbing additional tier 1 capital

15,132

14,204

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

13,907

12,988

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,225

1,216

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,833

54,773

54,458
Total tier 2 capital

536

537

538
of which: non-Basel III-compliant tier 2 capital

536

537

538
TLAC-eligible unsecured debt

98,297

54,236

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

196,966

112,840

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

509,953

328,732

333,979
Leverage ratio denominator

1,564,001

1,078,591

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

19.2

17.7

17.0
of which: common equity tier 1 capital ratio

16.3

13.3

13.2
Gone concern loss-absorbing capacity ratio

19.4

16.7

16.3
Total loss-absorbing capacity ratio

38.6

34.3

33.3
Leverage ratios (%)
Going concern leverage ratio

6.3

5.4

5.1
of which: common equity tier 1 leverage ratio

5.3

4.1

4.0
Gone concern leverage ratio

6.3

5.1

4.9
Total loss-absorbing capacity leverage ratio

12.6

10.5

10.1
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

52
UBS AG standalone
Merger of UBS AG and Credit Suisse AG
On 31 May

2024, the

merger of

UBS AG and

Credit Suisse AG

was completed,

with UBS AG

becoming the

sole Swiss
parent entity,

succeeding by

operation of

Swiss law

to all

assets and

liabilities of

Credit Suisse

AG, and

becoming the
direct or indirect shareholder of all of the former

direct and indirect subsidiaries of Credit

Suisse AG. UBS has accounted
for the

acquisition as

a business

combination under

common control

accounting principles.

As part

of this

method of
accounting, the

assets and

liabilities of

Credit Suisse AG

have been

converted from

US generally

accepted accounting
principles to IFRS Accounting Standards. Prior periods have

not been restated.
In

the

second

quarter

of

2024,

UBS AG

(standalone)

common

equity

tier 1

(CET1)

capital

increased

by

USD 30.4bn,
primarily due to a

USD 29.8bn increase as

a result of

the merger of

UBS AG and Credit

Suisse AG as of

the date of the
merger. That impact of the merger included a

USD 6.9bn reduction in CET1 capital related to the removal

of a regulatory
concession that

had been

granted to

Credit Suisse AG

standalone prior

to the

merger which

allowed for

the measurement
of investments in subsidiaries under the portfolio valuation method instead of under the individual valuation method.

The merger of UBS AG and Credit Suisse

AG resulted in a USD 202.0bn increase

in phase-in risk-weighted assets (RWA)
(fully

applied:

USD 222.6bn),

including

a

USD 17.9bn

RWA

reduction

related

to

the

aforementioned

regulatory
concession on

investments in

subsidiaries (fully

applied: USD 20.6bn)

.

Intra-Group transactions

with subsidiaries

of the
former Credit Suisse AG

are subject to

higher risk weights

based on the

standardized approach as

of 30 June 2024,

which
contributed to

a USD 7.2bn

increase in

RWA. Prior

to the

merger,

UBS AG had

applied the

standardized approach

for
intra-Group transactions

with its

subsidiaries, and

Credit Suisse AG

had applied

generally lower

risk weights

using the
advanced internal ratings-based approach.
Both the liquidity coverage ratio (the LCR) and the net stable funding ratio (the NSFR) of UBS AG standalone increased in
the

second quarter

of 2024,

including the

impact

of the

merger

of UBS AG

and Credit

Suisse AG,

maintaining

these
ratios well above the regulatory requirements.
›
Refer to “Integration of Credit Suisse” in the “Recent

developments” section of the UBS Group second quarter

2024 report,
available under “Quarterly reporting” at ubs.com/investors , for more information about the integration of Credit Suisse
›
Refer to “Note 2 Accounting for the merger of

UBS AG and Credit Suisse AG” in the “Consolidated

financial statements” section of
the UBS AG second quarter 2024 report, available under

“Quarterly reporting” at
ubs.com/investors , for more information about
the accounting for the merger of UBS AG and

Credit Suisse AG
Key metrics for the second quarter of 2024
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision (BCBS)

Basel III rules and IFRS

Accounting
Standards.
During the

second quarter

of 2024,

tier 1 capital

increased

by USD 31.3bn

to USD

97.5bn. CET1

capital

increased by
USD 30.4bn to USD 82.3bn, mainly due to the merger of UBS AG and Credit Suisse AG, which resulted in an increase of
USD 29.8bn as

of the

date of

the merger,

and an

operating profit

before tax

of USD 3.4bn,

partly offset

by additional
accruals for

capital returns

to UBS Group AG

of USD 3.1bn.

Additional tier 1

(AT1) capital

issued by

the Group

and on
lent to

UBS AG increased

by USD 0.9bn

to USD 15.1bn,

mainly reflecting

two AT1

instruments in

the total

amount of
USD 0.6bn recognized

by UBS AG

as a

result of

the merger

of UBS AG

and Credit

Suisse AG, and

the issuance

of one
AT1 capital instrument of an equivalent of USD 0.4bn.
Phase-in RWA increased by USD 197.7bn to USD 554.5bn during the second quarter of 2024, predominantly due to the merger of UBS AG and Credit Suisse AG, which

resulted in a USD 202.0bn increase in RWA.

Excluding that merger, RWA
decreased by

USD 4.3bn, mainly

driven by

lower participation

RWA and

to a

lesser extent

by lower

market risk

RWA,
partly offset by higher credit and counterparty credit risk

RWA.
During the second

quarter of 2024,

the leverage ratio

denominator (the LRD)

increased by USD 280.5bn

to USD 921.8bn,
predominantly due to the merger of UBS AG

and Credit Suisse AG, which resulted in

a USD 300.5bn increase in the LRD.
Excluding the impact

of the merger,

the LRD decreased

by USD 20.0bn, driven

by USD 16.8bn resulting

from asset

size
and other movements,

as well as USD 3.3bn from currency effects. The

asset size and other movements were

mainly due
to a

decrease

in cash

and central

bank balances

driven

by the

repayment

of the

remaining

funding

drawn under

the
Swiss National

Bank Emergency Liquidity

Assistance facility,

and lower

securities financing

transaction exposures,

partly
offset by higher derivatives and off-balance sheet exposures

.
Correspondingly, the phase-in

CET1 capital ratio

of UBS AG standalone

increased to 14.8%

from 14.6%, reflecting

the
increase

in

CET1

capital, partly

offset

by the

increase

in

phase-in RWA.

The

firm’s

Basel III

leverage

ratio

increased

to
10.6% from 10.3%, reflecting the increase in tier 1 capital

,

partly offset by the aforementioned increase in the LRD.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

53
The

quarterly

average

LCR

of

UBS AG

standalone

increased

0.9 percentage

points

to

269.5%,

remaining

above

the
prudential requirement

communicated by

the Swiss

Financial Market

Supervisory Authority

(FINMA). The

movement in
the average LCR was primarily driven by an increase in high-quality liquid assets (HQLA) of USD 13.3bn to USD 137.0bn.
This increase was

substantially related

to the contribution

of Credit Suisse

AG’s HQLA after

the merger of

UBS AG and
Credit Suisse AG. This

increase in HQLA

was partly offset

by a USD 4.3bn increase

in net cash outflows

to USD 50.5bn,
predominantly due to Credit Suisse AG’s net cash outflows

related to customer deposits and loan commitments,

as well
as higher debt

issued at fair

value in UBS AG

standalone excluding

Credit Suisse AG.

These outflows were

partly offset
by inflows from loans in Credit Suisse AG, as well as lower outflows from deposits and higher net inflows from securities
financing transactions of UBS AG standalone excluding Credit Suisse

AG.
As

of

30 June

2024,

the

NSFR

increased

7.2 percentage

points

to

102.5%.

Available

stable

funding

increased

by
USD 173.4bn

to

USD 448.0bn,

predominantly

driven

by

the

contribution

of

Credit

Suisse

after

the

merger,

mainly
reflecting deposit

balances,

debt securities issued

and regulatory

capital, as

well as

higher debt

securities issued of

UBS AG
excluding

the

contribution

of

Credit

Suisse.

Required

stable

funding

increased

by

USD 149.0bn

to

USD 437.3bn,
predominantly

driven

by

the

contribution

of

Credit

Suisse

after

the

merger,

mainly

reflecting

lending

assets

and
investments in subsidiaries and associates.

KM1: Key metrics
USD m, except where indicated
30.6.24 31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

82,329

51,971

52,553

53,107

53,904
2 Tier 1

97,461

66,175

65,051

64,767

65,622
3 Total capital

97,461

66,175

65,052

64,767

65,622
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)

554,478

356,821

354,083

347,514

343,374
4a Minimum capital requirement
2

44,358

28,546

28,327

27,801

27,470
Risk-based capital ratios as a percentage of RWA
1
5 CET1 ratio (%)

14.85

14.56

14.84

15.28

15.70
6 Tier 1 ratio (%)

17.58

18.55

18.37

18.64

19.11
7 Total capital ratio (%)

17.58

18.55

18.37

18.64

19.11
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.18

0.12

0.12

0.11

0.09
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.68

2.62

2.62

2.61

2.59
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

9.58

10.06

10.34

10.64

11.11
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

921,796

641,315

643,939

608,933

606,158
14 Basel III leverage ratio (%)

10.57

10.32

10.10

10.64

10.83
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

137,003

123,742

129,961

109,248

97,726
16 Total net cash outflow

50,458

46,115

50,376

48,781

47,083
16a of which: cash outflows

197,846

174,814

163,836

160,990

160,163
16b of which: cash inflows

147,387

128,700

113,460

112,210

113,080
17 LCR (%) 269.55

268.69

260.16

225.93

207.98
Net stable funding ratio (NSFR)
7
18 Total available stable funding 448,005 274,568

279,758

263,737

253,927
19 Total required stable funding 437,275 288,322

304,938

279,160

283,937
20 NSFR (%) 102.45 95.23

91.74

94.48

89.43
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio that

is available to meet buffer requirements.
Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 Calculated after the application of haircuts, inflow
and outflow rates,

as well as, where

applicable, caps on Level

2 assets and cash inflows.

Calculated based on an average

of 61 data points

in the second quarter of

2024, of which 40 data

points were before the
merger (i.e., from 2 April 2024

until 30 May 2024), and 21

data points were after the merger (i.e.,

from 31 May 2024 until 30

June 2024) and 61 data points

in the first quarter of 2024. For

the prior-quarter data
points, refer to

the respective Pillar 3

Report, available

under “Pillar 3 disclosures”

at ubs.com/investors,

for more information.

7 In accordance

with Art. 17h

para. 3 and

4 of the

Liquidity Ordinance,

UBS AG
standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

54
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

SRB RWA-

and LRD-based

going and

gone concern

requirements
and information as required by FINMA; details regarding

eligible gone concern instruments are also provided below

.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the nominal

value of

the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement

on UBS

AG’s consolidated

exposure.

As of

1 January

2024, the

buffer requirement

has been

fully
phased in. The gone

concern capital coverage ratio reflects how

much gone concern capital is

available to meet the gone
concern requirement. Outstanding

high- and low-trigger

loss-absorbing tier 2 capital

instruments, non-Basel III-compliant
tier 2 capital instruments,

and total loss-absorbing capacity-eligible unsecured debt instruments are eligible to meet gone
concern requirements until one year before maturity.
More information about

the going and

gone concern requirements

is provided in

the “UBS AG

Standalone” section of
the 31 December 2023 Pillar 3 Report, available under “Pillar

3 disclosures” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.79
1

82,011

14.76
1

89,978

5.19
1

47,818
Common equity tier 1 capital

10.49

58,168

10.46

63,769

3.69

33,991
of which: minimum capital

4.50

24,952

4.50

27,428

1.50

13,827
of which: buffer capital

5.50

30,496

5.50

33,523

2.00

18,436
of which: countercyclical buffer

0.18

992

0.18

1,090
Maximum additional tier 1 capital

4.30

23,843

4.30

26,209

1.50

13,827
of which: additional tier 1 capital

3.50

19,407

3.50

21,333

1.50

13,827
of which: additional tier 1 buffer capital

0.80

4,436

0.80

4,876
Eligible going concern capital
Total going concern capital

17.58

97,461

15.99

97,461

10.57

97,461
Common equity tier 1 capital

14.85

82,329

13.51

82,329

8.93

82,329
Total loss-absorbing additional tier 1 capital

2.73

15,132

2.48

15,132

1.64

15,132
of which: high-trigger loss-absorbing additional tier 1 capital

2.51

13,907

2.28

13,907

1.51

13,907
of which: low-trigger loss-absorbing additional tier 1 capital

0.22

1,225

0.20

1,225

0.13

1,225
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

554,478

609,509
Leverage ratio denominator

921,796
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

77,531
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,828
Gone concern capital coverage ratio

127.47
1 Includes applicable add-ons of 1.75%

for risk-weighted assets (RWA, phase-in),

1,72% for risk-weighted assets (RWA,

fully applied) and 0.69% for leverage

ratio denominator (LRD), of which 31

basis points for
RWA phase-in, 28

basis points for

RWA fully applied

and 19 basis

points for LRD reflect

the FINMA Pillar 2

capital add-on of

USD 1,728m related to

the supply chain finance

funds matter at

Credit Suisse.

2 A
maximum of 25% of the

gone concern requirements can be

met with instruments that have

a remaining maturity of between

one and two years.

Once at least 75% of

the minimum gone concern requirement

has
been met with instruments

that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between

one and two years

remain eligible to

be included in the

total gone
concern capital.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

55
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.24 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

97,461

66,175

65,051
Total tier 1 capital

97,461

66,175

65,051
Common equity tier 1 capital

82,329

51,971

52,553
Total loss-absorbing additional tier 1 capital

15,132

14,204

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

13,907

12,988

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,225

1,216

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,828

54,768

54,452
Total tier 2 capital

531

532

533
of which: non-Basel III-compliant tier 2 capital

531

532

533
TLAC-eligible unsecured debt

98,297

54,236

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

196,288

120,943

119,504
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

554,478

356,821

354,083
of which: investments in Switzerland-domiciled subsidiaries
1

82,197

41,763

43,448
of which: investments in foreign-domiciled subsidiaries
1

191,532

129,171

121,374
Risk-weighted assets, fully applied as of 1.1.28

609,509

392,745

399,369
of which: investments in Switzerland-domiciled subsidiaries
1

89,344

45,395

48,276
of which: investments in foreign-domiciled subsidiaries
1

239,415

161,463

161,832
Leverage ratio denominator

921,796

641,315

643,939
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.6

18.5

18.4
of which: common equity tier 1 capital ratio, phase-in

14.8

14.6

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.0

16.8

16.3
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.5

13.2

13.2
Leverage ratios (%)
Going concern leverage ratio

10.6

10.3

10.1
of which: common equity tier 1 leverage ratio

8.9

8.1

8.2
Capital coverage ratio (%)
Gone concern capital coverage ratio

127.5

105.9

112.5
1 Net exposures for direct and

indirect investments including holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital
instruments in foreign-domiciled subsidiaries

are risk-weighted at 230%

and 320%, respectively,

for the current year.

Risk weights will gradually

increase by 5 percentage

points per year for

Switzerland-domiciled
investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

56
UBS Switzerland AG standalone
Key metrics for the second quarter of 2024
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision (BCBS)

Basel III rules and IFRS

Accounting
Standards.
During the second quarter

of 2024, common equity tier 1

capital was broadly unchanged

at CHF 12.6bn, mainly driven
by operating profit, offset by additional dividend accruals.

Total risk-weighted assets (RWA) decreased by CHF 1.0bn to

CHF 110.3bn, mainly due to lower credit risk RWA.

The leverage ratio denominator (the LRD) decreased

by CHF 0.5bn to CHF 337.1bn, mainly due to a

decrease in lending
balances and credit commitments.
The

quarterly

average

liquidity

coverage

ratio

of

UBS

Switzerland AG

increased

3.4 percentage

points

to

145.9%,
remaining above the

prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority (FINMA).
Average high-quality

liquid assets

increased by

CHF 0.7bn to

CHF 78.1bn, due

to proceeds

from covered

bonds issued
and securities

financing

transactions,

partly offset

by the

dividend payment

in

April 2024.

Average

net cash

outflows
decreased by CHF 0.8bn to CHF 53.6bn, mainly driven

by lower outflows from intercompany deposits.
As

of

30 June

2024,

the

net

stable

funding

ratio

increased

1.5 percentage

points

to

136.1%,

remaining

above

the
prudential

requirement

communicated

by

FINMA.

Required

stable

funding

decreased

by

CHF 1.5bn

to

CHF 165.3bn,
predominantly driven by the

lower weighting effect from

changes in the

residual tenors

of lending assets.

Available stable
funding remained largely stable at

CHF 225.0bn, with higher debt securities

issued and securities financing transactions
substantially offset by the

lower weighting effect from

changes in the

residual tenors

of customer deposits and

regulatory
capital.

KM1: Key metrics
CHF m, except where indicated
30.6.24 31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

12,601

12,630

12,515

12,449

12,354
2 Tier 1

17,601

17,630

17,515

17,838

17,735
3 Total capital

17,601

17,630

17,515

17,838

17,735
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

110,294

111,292

107,097

108,009

107,203
4a Minimum capital requirement
1

8,824

8,903

8,568

8,641

8,576
4b Total risk-weighted assets (pre-floor)

100,623

102,993

99,936

100,646

98,566
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

11.43

11.35

11.69

11.53

11.52
6 Tier 1 ratio (%)

15.96

15.84

16.35

16.52

16.54
7 Total capital ratio (%)

15.96

15.84

16.35

16.52

16.54
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.07

0.05

0.04

0.05

0.04
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.81

0.81

0.84

0.82

0.79
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.57

2.55

2.54

2.55

2.54
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

6.93

6.85

7.19

7.03

7.02
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

337,149

337,653

330,515

332,850

330,318
14 Basel III leverage ratio (%)

5.22

5.22

5.30

5.36

5.37
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

78,141

77,489

76,288

75,125

77,594
16 Total net cash outflow

53,601

54,396

53,564

52,825

54,497
16a of which: cash outflows

74,884

75,050

73,049

71,989

74,687
16b of which: cash inflows

21,283

20,654

19,485

19,164

20,190
17 LCR (%)

145.89

142.47

142.46

142.23

142.41
Net stable funding ratio (NSFR)
6
18 Total available stable funding 224,953 224,591 222,709 221,883 219,728
19 Total required stable funding 165,291 166,818 166,100 165,543 163,021
20 NSFR (%) 136.10 134.63 134.08 134.03 134.79
1 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.

3 Excludes non-BCBS

capital buffer requirements

for risk-weighted positions

that are directly

or indirectly backed

by residential properties

in Switzerland.

4 Represents the

CET1 ratio

that is
available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

5 Calculated
after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on

Level 2 assets and cash inflows. Calculated based on

an average of 61 data points in the second quarter of

2024 and
61 data points in the first quarter of

2024. For the prior-quarter data points, refer to the respective Pillar 3 Report,

available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

6 UBS Switzerland
AG is required to maintain a minimum NSFR

of at least 100% on an ongoing basis,

as set out in Art. 17h para. 1 of

the Liquidity Ordinance. A portion of the

excess funding is used to fulfill the NSFR requirement of
UBS AG standalone.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

57
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |

The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details

regarding eligible

gone concern instruments
are also provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis. As of 30 June 2024,

the going concern capital and

leverage ratio requirements for UBS Switzerland AG standalone were 15.18% (including a countercyclical buffer of 0.88%)

and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going concern requirements, excluding the countercyclical

buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.18
1

16,738

5.00
1

16,857
Common equity tier 1 capital

10.88

11,995

3.50

11,800
of which: minimum capital

4.50

4,963

1.50

5,057
of which: buffer capital

5.50

6,066

2.00

6,743
of which: countercyclical buffer

0.88

966
Maximum additional tier 1 capital

4.30

4,743

1.50

5,057
of which: additional tier 1 capital

3.50

3,860

1.50

5,057
of which: additional tier 1 buffer capital

0.80

882
Eligible going concern capital
Total going concern capital

15.96

17,601

5.22

17,601
Common equity tier 1 capital

11.43

12,601

3.74

12,601
Total loss-absorbing additional tier 1 capital

4.53

5,000

1.48

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

4.53

5,000

1.48

5,000
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87
3

9,779

3.10
3

10,452
of which: base requirement including add-ons for market share and

LRD

8.87

9,779

3.10

10,452
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.19

11,238

3.33

11,238
TLAC-eligible unsecured debt

10.19

11,238

3.33

11,238
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.04

26,516

8.10

27,309
Eligible total loss-absorbing capacity

26.15

28,840

8.55

28,840
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

110,294
Leverage ratio denominator

337,149
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

58
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.24 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

17,601

17,630

17,515
Total tier 1 capital

17,601

17,630

17,515
Common equity tier 1 capital

12,601

12,630

12,515
Total loss-absorbing additional tier 1 capital

5,000

5,000

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

5,000

5,000

5,000
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11,238

11,243

11,176
TLAC-eligible unsecured debt

11,238

11,243

11,176
Total loss-absorbing capacity
Total loss-absorbing capacity

28,840

28,872

28,691
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

110,294

111,292

107,097
Leverage ratio denominator

337,149

337,653

330,515
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.0

15.8

16.4
of which: common equity tier 1 capital ratio

11.4

11.3

11.7
Gone concern loss-absorbing capacity ratio

10.2

10.1

10.4
Total loss-absorbing capacity ratio

26.1

25.9

26.8
Leverage ratios (%)
Going concern leverage ratio

5.2

5.2

5.3
of which: common equity tier 1 leverage ratio

3.7

3.7

3.8
Gone concern leverage ratio

3.3

3.3

3.4
Total loss-absorbing capacity leverage ratio

8.6

8.6

8.7
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

59
Capital instruments
Quarterly |
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares Loan
3
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS Switzerland AG
shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

60
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
– First optional
repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
5
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any
accrued and unpaid interest thereon.
Repayable on the
first optional
repayment date or
on any of every
second interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

61
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28 If convertible, specify instrument type convertible into – –
29 If convertible, specify issuer of instrument it converts into – –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland

AG‘s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Unless otherwise stated in the articles of
association, once debts are paid back, the
assets of the liquidated company are
divided between the shareholders pro rata
based on their contributions and
considering the preferences attached to
certain categories of shares (Art. 745,
Swiss Code of Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements applicable

as of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG‘s

financial statements under Swiss GAAP.

5 The entity decided not to

trigger the call
option. There is no expected date for the repayment.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

62
UBS Europe SE consolidated
Key metrics for the second quarter of 2024
Quarterly |

The table below provides information about the regulatory

capital components, capital ratios, leverage ratio and
liquidity of UBS Europe

SE consolidated

based on Basel

Committee on Banking

Supervision Pillar 1

requirements and

in
accordance with EU regulatory rules and IFRS Accounting Standards.

During the

second quarter

of 2024,

available capital

increased by

EUR 0.1bn,

driven by

the recognition

of the

audited
financial results, which led to

an increase in retained earnings

and prudential filters,

and risk-weighted assets decreased
by

EUR 0.2bn

to

EUR 12.4bn,

mainly

driven

by

a

decrease

in

Lombard

loans.

Leverage

ratio

exposure

increased

by
EUR 1.8bn to EUR 50.6bn, mainly reflecting

the increase in securities financing

transactions in line with

the balance sheet
movement.
The average

liquidity coverage

ratio remained

stable and

well above

the regulatory

requirements of

100% at

148.3%,
with a

EUR 1.0bn

decrease

in high-quality

liquid assets

and a

EUR 0.7bn

decrease

in total

net cash

outflows. The

net
stable funding

ratio increased

7.0 percentage points

to 129.6%.

Available stable

funding increased

by EUR 1.5bn

as a
result of

an increase

in intercompany

funding.

Required

stable

funding

increased

by EUR

0.5bn, mainly

due to

client-
driven Investment Bank activities in the Asian markets.
KM1: Key metrics
1
EUR m, except where indicated
30.6.24 31.3.24
2
31.12.23 30.9.23
2
30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,740

2,619

2,625

2,651

2,438
2 Tier 1

3,340

3,219

3,225

3,251

3,038
3 Total capital

3,340

3,219

3,225

3,251

3,038
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

12,440

12,645

12,382

12,247

11,118
4a Minimum capital requirement
3

995

1,012

991

980

889
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

22.0

20.7

21.2

21.7

21.9
6 Tier 1 ratio (%)

26.8

25.5

26.1

26.6

27.3
7 Total capital ratio (%)

26.8

25.5

26.1

26.6

27.3
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.7

0.6

0.6

0.5

0.5
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.2

3.1

3.1

3.0

3.0
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

17.6

16.2

16.7

17.2

17.5
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

50,630

48,797

45,079

47,314

49,351
14 Basel III leverage ratio (%)
5

6.6

6.6

7.2

6.9

6.2
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

17,269

18,284

18,944

19,364

20,026
16 Total net cash outflow

11,658

12,406

12,794

13,120

13,210
17 LCR (%)

148.3

147.9

148.7

148.3

152.4
Net stable funding ratio (NSFR)
18 Total available stable funding

15,058

13,596

13,942

14,357

13,148
19 Total required stable funding

11,622

11,087

10,606

10,856

9,072
20 NSFR (%)

129.6

122.6

131.5

132.2

144.9
1 Based on applicable EU regulatory rules.

2 Comparative figures have been restated to align with the

regulatory reports as submitted to the European Central Bank.

3 Calculated as 8% of total RWA, based on
total capital minimum requirements, excluding CET1 buffer

requirements.

4 Represents the CET1 ratio that is

available for meeting buffer requirements. Calculated as

the CET1 ratio minus 4.5%

and after considering,
where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.

5 On the basis of tier 1 capital.

6 Figures are calculated on a 12
‑
month average.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

63
UBS Americas Holding LLC consolidated
Reparenting of Credit Suisse Holdings (USA), Inc. to

UBS Americas Holding LLC
On 7 June 2024, Credit Suisse Holdings (USA),

Inc. was reparented to UBS Americas Holding

LLC,

which became the sole
intermediate holding company of UBS in the USA, succeeding by operation of US law to all assets and liabilities of Credit
Suisse

Holdings

(USA),

Inc.,

and

becoming

the

direct

or

indirect

shareholder

of

all

of

the

former

direct

and

indirect
subsidiaries

of

Credit

Suisse

Holdings

(USA),

Inc.

Prior

periods

have

not

been

restated.

UBS

has

accounted

for

the
acquisition

as

a

business

combination

under

common

control

accounting

principles.

As

a

result

of

that

reparenting,
common equity tier 1 (CET1) capital and risk-weighted assets (RWA) increased by

USD 7.5bn and USD 7.3bn respectively
for UBS Americas Holding LLC as of 30 June 2024.

Key metrics for the second quarter of 2024
Quarterly |

The table

below is

based on

Basel Committee

on Banking

Supervision Pillar

1 requirements

and in

accordance
with US Basel III rules.
Effective 1 October 2023,

and through 30 September 2024,

UBS Americas Holding

LLC is subject

to a stress

capital buffer
(an SCB)

of 9.1%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2023 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress

Test (DFAST) results

and planned future dividends.

The SCB, which

replaces the static capital

conservation
buffer of 2.5%, is subject to change on an annual basis or

as otherwise determined by the Federal Reserve Board.
During the

second quarter

of 2024,

CET1 capital

increased by

USD 8.9bn to

USD 23.0bn, driven

by the

reparenting of
Credit

Suisse

Holdings

(USA),

Inc.

to

UBS

Americas

Holding

LLC

in

June

2024.

RWA

increased

by

USD 8.4bn

to
USD 84.3bn, driven by

the aforementioned USD 7.3bn increase

resulting from the

consolidation of Credit

Suisse Holdings
(USA), Inc. assets,

in addition to increases in

deferred tax assets and

loans. These increases were partly

offset by decreases
in

derivatives

and

market

risk.

Leverage

ratio

exposure,

calculated

on

an

average

basis,

increased

by

USD 22.0bn

to
USD 205.7bn, primarily due

to the

consolidation of assets

of Credit

Suisse Holdings

(USA), Inc.

Pursuant to

local regulatory
guidance, leverage ratio exposure was calculated as if the

merger had taken place on 1 April 2024.
The

average

liquidity

coverage

ratio

decreased

2.2 percentage

points

to

147.7%,

driven

by

an

increase

in

net

cash
outflows,

partly

offset

by an

increase

in

high-quality

liquid

assets

(HQLA)

from

the

addition of

Credit

Suisse

Holdings
(USA), Inc., following the reparenting in

June 2024. The average net stable

funding ratio increased 1.7 percentage points
to 135.4%. This was due

to a USD 0.7bn decrease

in required stable funding,

which was primarily driven

by a decrease
in non-HQLA

securities held,

and by

a USD

0.5bn increase

in available

stable

funding,

primarily

due to

an increase

in
regulatory capital from Credit Suisse Holdings (USA), Inc.

offset by a reduction in deposits.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

64
KM1: Key metrics
USD m, except where indicated
30.6.24
1
31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

23,036

14,136

14,081

10,348

10,275
2 Tier 1

25,846

16,975

16,919

15,433

15,361
3 Total capital

26,103

17,174

17,120

15,647

15,581
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

84,289

75,897

73,096

72,002

70,135
4a Minimum capital requirement
2

6,743

6,072

5,848

5,760

5,611
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

27.3

18.6

19.3

14.4

14.7
6 Tier 1 ratio (%)

30.7

22.4

23.1

21.4

21.9
7 Total capital ratio (%)

31.0

22.6

23.4

21.7

22.2
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.1

9.1

9.1

4.8

4.8
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.1

9.1

9.1

4.8

4.8
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

22.8

14.1

14.8

9.9

10.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
4

205,699

183,701

184,015

185,049

186,340
14 Basel III leverage ratio (%)
5

12.6

9.2

9.2

8.3

8.2
14a Total Basel III supplementary leverage ratio exposure measure
4

232,968

209,750

208,242

206,753

207,357
14b Basel III supplementary leverage ratio (%)
5

11.1

8.1

8.1

7.5

7.4
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

29,749

28,410

27,952

28,839

29,203
16 Total net cash outflow
7

20,135

18,947

18,931

18,512

19,464
17 LCR (%)

147.7

149.9

147.7

155.8

150.0
Net stable funding ratio (NSFR)
6
18 Total available stable funding

107,825

107,370

107,872

108,281
8

108,583
8
19 Total required stable funding
7

79,651

80,303

81,650

82,164
8

83,341
8
20 NSFR (%)

135.4

133.7

132.1

131.8
8

130.3
8
1 Regulatory information for

30 June 2024

is inclusive of

Credit Suisse Holdings

(USA), Inc. following

the reparenting of

this entity under

UBS Americas Holding

LLC on 7

June 2024. Prior

periods have not

been
restated.

2 Calculated as 8% of total RWA, based on total minimum

capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the

BCBS CET1 capital requirement and,

where applicable, minus the

BCBS additional tier 1 and tier

2 capital requirements met with

CET1 capital.

4 Leverage exposure for 30

June 2024
has been calculated as if the reparenting of Credit Suisse Holdings (USA), Inc. occurred on the first day of the calendar quarter.

5 On the basis of tier 1 capital.

6 Figures are calculated on a simple daily average of
the quarter

which included

the business

activity of

Credit Suisse

Holdings (USA),

Inc. beginning

on 7

June 2024.

7 Reflected at

85% of

the full

amount in

accordance with

the Federal

Reserve tailoring

rule.

8 Comparative information for 30 September 2023 and 30 June 2023 has been restated for revisions to available stable funding and required stable funding.

▲
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.
As of 30 June

2024, UBS Americas

Holding LLC had

a total loss-absorbing

capacity (TLAC) of

USD 33.6bn after regulatory
capital deductions and adjustments. This amount

included tier 1 capital of USD 25.8bn

and USD 7.8bn of internal long-
term debt that is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution
entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.24 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

29,578

2,900

45,333

77,811
4 Subset of row 3 that are excluded liabilities

919

919
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

29,578

2,900

44,414

76,892
6 Subset of row 5 that are eligible as TLAC

29,578

2,900

7,800

40,278
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

3,050

3,050
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

4,750

4,750
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

29,578

2,900

32,478
1 Equity attributable to shareholders, which includes share premium and reserves.

▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

65
Credit Suisse (Schweiz) AG consolidated
Key metrics for the second quarter of 2024
Quarterly |
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.

During the second quarter of 2024,

the common equity tier 1 (CET1)

capital of Credit Suisse (Schweiz)

AG consolidated
remained unchanged at CHF 11.0bn. Tier 1 capital remained

unchanged at CHF 14.1bn.
Risk-weighted assets (RWA) decreased by CHF 5.5bn to CHF 76.7bn during the second quarter of 2024, primarily driven by a decrease in credit risk RWA.
The

leverage

ratio

denominator

(the

LRD)

decreased

by

CHF 9.9bn

to

CHF 236.2bn,

mainly

driven

by

lower

lending
balances.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz) AG

consolidated

increased

to

14.4%

from

13.4%,
reflecting the decrease

in RWA.

The Basel III leverage

ratio increased to 6.0%

from 5.7%, reflecting the

decrease in the
LRD.
In the

second

quarter

of 2024,

the

quarterly

average

liquidity coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
consolidated decreased

0.5 percentage points

to 150.8%,

remaining above

the prudential

requirement communicated
by the Swiss Financial Market

Supervisory Authority (FINMA). The

movement in the quarterly

average LCR was primarily
driven by

a CHF 1.9bn decrease

in high-quality liquid

assets to

CHF 55.0bn, mainly due

to the

repayment of the

remaining
funding drawn under the Swiss

National Bank Emergency Liquidity Assistance facility and

lower customer deposits, partly
offset by more cash available from intercompany funding from UBS AG and lower loans to customers. Net cash outflows
decreased by CHF 1.2bn to CHF 36.5bn, mainly due

to lower outflows from securities financing

transactions and higher
cash inflows from loans and intercompany transactions.

As

of

30 June

2024,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

(Schweiz) AG

consolidated

increased
17.2 percentage

points

to

131.4%,

remaining

above

the

prudential

requirement

communicated

by

FINMA.

The
movement

in

the

NSFR

was

predominantly

driven

by

an

increase

of

CHF 15.4bn

in

available

stable

funding

to
CHF 148.9bn, mainly reflecting an

increase in intercompany funding.

Additionally, required stable funding

decreased by
CHF 3.6bn to CHF 113.3bn, mainly attributable to a reduction of loans to customers.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

66
KM1: Key metrics
CHF m, except where indicated
30.6.24 31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

11,025

11,016

11,051

13,015

12,958
2 Tier 1
1

14,125

14,116

14,151

16,115

16,058
3 Total capital
1

14,125

14,137

14,166

16,115

16,058
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

76,688

82,172

83,254

87,838

88,130
4a Minimum capital requirement
2

6,135

6,574

6,660

7,027

7,050
4b Total risk-weighted assets (pre-floor)

69,744

73,161

75,028

79,310

80,689
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

14.38

13.41

13.27

14.82

14.70
6 Tier 1 ratio (%)
1

18.42

17.18

17.00

18.35

18.22
7 Total capital ratio (%)
1

18.42

17.20

17.02

18.35

18.22
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.11

0.11

0.10

0.10

0.08
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.68

0.65

0.65

0.65

0.67
10 Bank G-SIB and / or D-SIB additional requirements (%)
3,4
11 Total of bank CET1 specific buffer requirements (%)
5

2.61

2.61

2.60

2.60

2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4,6

9.88

8.91

8.77

10.32

10.20
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

236,215

246,156

253,818

257,419

256,015
14 Basel III leverage ratio (%)
1

5.98

5.73

5.58

6.26

6.27
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

54,988

56,934

52,095

49,915

42,881
16 Total net cash outflow

36,462

37,638

34,425

35,846

30,582
16a of which: cash outflows

45,921

46,364

42,963

44,655

40,278
16b of which: cash inflows

9,460

8,725

8,538

8,809

9,696
17 LCR (%)

150.81

151.27

151.33

139.25

140.22
Net stable funding ratio (NSFR)
18 Total available stable funding

148,935

133,542

128,538

133,255

135,120
19 Total required stable funding

113,327

116,908

118,715

122,269

123,928
20 NSFR (%)

131.42

114.23

108.27

108.98

109.03
1 Credit Suisse had a transitional relief

of recognizing CECL allowances and provisions

in CET1 capital in accordance with

FINMA Circular 2013/1 “Eligible capital –

banks” until 30 June 2024. No transitional

relief
was applied to CET1 and tier 1 capital in the second quarter of 2024 (CHF 2m in the first quarter of 2024 and CHF 3m in the fourth quarter of 2023). No transitional relief was applied for the other periods presented.

2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for Credit Suisse (Schweiz)
AG consolidated are provided below in this section.

4 Credit Suisse (Schweiz) AG consolidated has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at the Group level only.

5 Excludes non-BCBS countercyclical capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Represents the CET1 ratio that is available
to meet buffer requirements.

Calculated as the CET1

ratio minus the BCBS

CET1 capital requirement and,

where applicable, minus

the BCBS additional tier

1 and tier 2 capital

requirements met with CET1

capital.

7 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level

2 assets and cash inflows. Calculated based on an average

of 61 data points in the second quarter
of 2024 and 62 data points in the first quarter of 2024. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

67
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details regarding

eligible gone concern instruments
are also provided below.
Credit Suisse

(Schweiz) AG consolidated is

considered an SRB

under Swiss

banking law and

is subject

to capital

regulations
on a consolidated basis. As of 30 June 2024, the going concern capital and leverage ratio requirements for Credit Suisse
(Schweiz) AG consolidated were 15.09% (including a countercyclical buffer of 0.79%) and 5.00%, respectively.
The Swiss SRB framework and going

concern requirements applicable to Credit Suisse (Schweiz) AG consolidated are the same

as those

applicable

to UBS Group

AG consolidated.

The

gone concern

requirement

corresponds

to 62%

of the
UBS Group AG consolidated going concern requirements,

excluding countercyclical buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.09
1

11,572

5.00
1

11,811
Common equity tier 1 capital

10.79

8,275

3.50

8,268
of which: minimum capital

4.50

3,451

1.50

3,543
of which: buffer capital

5.50

4,218

2.00

4,724
of which: countercyclical buffer

0.79

606
Maximum additional tier 1 capital

4.30

3,298

1.50

3,543
of which: additional tier 1 capital

3.50

2,684

1.50

3,543
of which: additional tier 1 buffer capital

0.80

614
Eligible going concern capital
Total going concern capital

18.42

14,125

5.98

14,125
Common equity tier 1 capital

14.38

11,025

4.67

11,025
Total loss-absorbing additional tier 1 capital

4.04

3,100

1.31

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

4.04

3,100

1.31

3,100
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

6,799

3.10

7,323
of which: base requirement including add-ons for market share and LRD

0.89

685

0.31

732
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11.51

8,825

3.74

8,825
TLAC-eligible unsecured debt

11.51

8,825

3.74

8,825
Total loss-absorbing capacity
Required total loss-absorbing capacity

23.96

18,372

8.10

19,133
Eligible total loss-absorbing capacity

29.93

22,950

9.72

22,950
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

76,688
Leverage ratio denominator

236,215
1 Includes applicable add-ons of 1.44% for risk-weighted

assets (RWA) and 0.5% for leverage ratio

denominator (LRD).

2 A maximum of 25% of the gone concern

requirements can be met with instruments

that
have a remaining maturity of between one and

two years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater than

two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

68
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.24 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

14,125

14,116

14,151
Total tier 1 capital

14,125

14,116

14,151
Common equity tier 1 capital

11,025

11,016

11,051
Total loss-absorbing additional tier 1 capital

3,100

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

8,825

8,846

9,040
TLAC-eligible unsecured debt

8,825

8,825

9,025
Total loss-absorbing capacity
Total loss-absorbing capacity

22,950

22,962

23,191
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

76,688

82,172

83,254
Leverage ratio denominator

236,215

246,156

253,818
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.4

17.2

17.0
of which: common equity tier 1 capital ratio

14.4

13.4

13.3
Gone concern loss-absorbing capacity ratio

11.5

10.8

10.9
Total loss-absorbing capacity ratio

29.9

27.9

27.9
Leverage ratios (%)
Going concern leverage ratio

6.0

5.7

5.6
of which: common equity tier 1 leverage ratio

4.7

4.5

4.4
Gone concern leverage ratio

3.7

3.6

3.6
Total loss-absorbing capacity leverage ratio

9.7

9.3

9.1
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

69
Credit Suisse (Schweiz) AG standalone
Key metrics for the second quarter of 2024
Quarterly |

The table below is based on Basel Committee on Banking

Supervision (BCBS) Basel III rules.
During the

second quarter

of 2024,

the common

equity tier 1

(CET1) capital

of Credit

Suisse (Schweiz) AG

standalone
remained unchanged at CHF 10.4bn. Tier 1 capital remained

unchanged at CHF 13.5bn.
Risk-weighted assets (RWA) decreased by CHF 4.1bn to CHF 77.4bn during the second quarter of 2024, primarily driven by lower credit risk RWA.
The leverage ratio denominator

(the LRD) decreased by

CHF 9.3bn to CHF 234.6bn

during the second

quarter of 2024,
mainly driven by lower lending balances.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz) AG

standalone

increased

to

13.4%

from

12.8%,
reflecting the aforementioned decrease in RWA. The Basel

III leverage ratio increased to 5.7% from 5.5%, reflecting

the
decrease in the LRD.
In the

second

quarter

of 2024,

the

quarterly

average

liquidity coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
standalone decreased 0.4 percentage points to 149.1%, remaining above the prudential requirement communicated

by
the

Swiss

Financial

Market

Supervisory

Authority

(FINMA).

The

movement

in

the

quarterly

average

LCR was

primarily
driven by

a CHF 1.9bn decrease

in high-quality liquid

assets to

CHF 54.9bn, mainly due

to the

repayment of the

remaining
funding drawn under the Swiss

National Bank Emergency Liquidity Assistance facility and

lower customer deposits, partly
offset by more cash available from intercompany funding from UBS AG and lower loans to customers. Net cash outflows
decreased by CHF 1.2bn to CHF 36.8bn, mainly due

to lower outflows from securities financing

transactions and higher
cash inflows from loans and intercompany transactions.
As

of

30 June

2024,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

(Schweiz) AG

standalone

increased
17.1 percentage

points

to

131.4%,

remaining

above

the

prudential

requirement

communicated

by

FINMA.

The
movement

in

the

NSFR

was

predominantly

driven

by

an

increase

of

CHF 16.1bn

in

available

stable

funding

to
CHF 148.0bn, mainly reflecting an

increase in intercompany funding.

Additionally, required stable funding

decreased by
CHF 2.8bn to CHF 112.7bn, mainly attributable to a reduction of loans to customers.

As

of

30 June

2024,

Credit

Suisse

(Schweiz) AG

standalone

held

assets

with

a

carrying

value

of

CHF 909m

that

are
pledged

under

the

UBS AG

legacy

international

covered

bonds

program

(previously

the

international

covered

bonds
program

of

Credit

Suisse AG)

and

for

which

the

related

liabilities

of

CHF 559m

as

of

30 June

2024

are

reported

by
UBS AG. The liabilities were fully collateralized through cash deposits from UBS AG to Credit Suisse (Schweiz) AG.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

70
KM1: Key metrics
CHF m, except where indicated
30.6.24 31.3.24 31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

10,370

10,397

10,396

11,918

11,884
2 Tier 1
1

13,470

13,497

13,496

15,018

14,984
3 Total capital
1

13,470

13,554

13,537

15,018

14,984
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

77,359

81,504

82,611

86,893

87,414
4a Minimum capital requirement
2

6,189

6,520

6,609

6,951

6,993
4b Total risk-weighted assets (pre-floor)

68,455

71,440

73,541

77,422

78,910
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

13.41

12.76

12.58

13.72

13.60
6 Tier 1 ratio (%)
1

17.41

16.56

16.34

17.28

17.14
7 Total capital ratio (%)
1

17.41

16.63

16.39

17.28

17.14
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.12

0.11

0.10

0.10

0.08
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.67

0.65

0.66

0.66

0.68
10 Bank G-SIB and / or D-SIB additional requirements (%)
3,4
11 Total of bank CET1 specific buffer requirements (%)
5

2.62

2.61

2.60

2.60

2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4,6

8.91

8.26

8.08

9.22

9.10
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

234,605

243,924

251,692

255,147

253,987
14 Basel III leverage ratio (%)
1

5.74

5.53

5.36

5.89

5.90
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

54,937

56,883

52,045

49,864

42,858
16 Total net cash outflow

36,840

38,032

34,850

36,226

31,007
16a of which: cash outflows

46,158

46,683

43,295

44,956

40,563
16b of which: cash inflows

9,318

8,652

8,444

8,730

9,556
17 LCR (%)

149.12

149.57

149.34

137.65

138.22
Net stable funding ratio (NSFR)
8
18 Total available stable funding

147,982

131,848

126,824

131,427

133,504
19 Total required stable funding

112,659

115,448

116,703

120,124

121,686
20 NSFR (%)

131.35

114.21

108.67

109.41

109.71
1 Credit Suisse had a transitional relief of

recognizing CECL allowances and provisions

in CET1 capital in accordance with

FINMA Circular 2013/1 “Eligible capital –

banks” until 30 June 2024. No transitional

relief
was applied to CET1 and tier 1 capital in the second quarter of 2024 (CHF 5m in the first quarter of 2024 and CHF 8m in the fourth quarter of 2023). No transitional relief was applied for the other periods presented.

2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for Credit Suisse (Schweiz)
AG standalone are provided below in this

section.

4 Credit Suisse (Schweiz) AG standalone has aligned

its minimum capital requirements to the UBS approach

of applying the G-SIB buffer at the Group

level only.

5 Excludes non-BCBS countercyclical capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Represents the CET1 ratio that is available
to meet buffer requirements.

Calculated as the CET1

ratio minus the BCBS

CET1 capital requirement and,

where applicable, minus the

BCBS additional tier 1

and tier 2 capital requirements

met with CET1 capital.

7 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level

2 assets and cash inflows. Calculated based on an averag

e

of 61 data points in the second quarter
of 2024 and 62 data points in the first quarter of 2024. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

8 In
accordance with Art. 17h of the Liquidity Ordinance, Credit Suisse (Schweiz) AG must always have an NSFR of at least 100% on a standalone basis.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

71
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details regarding

eligible gone concern instruments
are also provided below.
Credit Suisse (Schweiz) AG standalone is considered an SRB under Swiss banking law and is subject to capital regulations
on a standalone

basis. As of

30 June 2024, the

going concern capital

and leverage ratio

requirements for Credit

Suisse
(Schweiz) AG standalone were 15.09% (including a countercyclical buffer of 0.79%) and 5.00%, respectively.
The Swiss SRB framework

and going concern requirements

applicable to Credit

Suisse (Schweiz) AG standalone

are the
same

as those

applicable

to UBS Group

AG consolidated.

The

gone concern

requirement

corresponds

to 62%

of the
UBS Group AG consolidated going concern requirements,

excluding countercyclical buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.09
1

11,671

5.00
1

11,730
Common equity tier 1 capital

10.79

8,344

3.50

8,211
of which: minimum capital

4.50

3,481

1.50

3,519
of which: buffer capital

5.50

4,255

2.00

4,692
of which: countercyclical buffer

0.79

609
Maximum additional tier 1 capital

4.30

3,326

1.50

3,519
of which: additional tier 1 capital

3.50

2,708

1.50

3,519
of which: additional tier 1 buffer capital

0.80

619
Eligible going concern capital
Total going concern capital

17.41

13,470

5.74

13,470
Common equity tier 1 capital

13.41

10,370

4.42

10,370
Total loss-absorbing additional tier 1 capital

4.01

3,100

1.32

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

4.01

3,100

1.32

3,100
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

6,859

3.10

7,273
of which: base requirement including add-ons for market share and LRD

0.89

691

0.31

727
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11.41

8,825

3.76

8,825
TLAC-eligible unsecured debt

11.41

8,825

3.76

8,825
Total loss-absorbing capacity
Required total loss-absorbing capacity

23.95

18,530

8.10

19,003
Eligible total loss-absorbing capacity

28.82

22,295

9.50

22,295
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

77,359
Leverage ratio denominator

234,605
1 Includes applicable add-ons of 1.44% for risk-weighted

assets (RWA) and 0.5% for leverage ratio

denominator (LRD).

2 A maximum of 25% of the gone concern

requirements can be met with instruments

that
have a remaining maturity of between one and

two years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater than

two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

72
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.24 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

13,470

13,497

13,496
Total tier 1 capital

13,470

13,497

13,496
Common equity tier 1 capital

10,370

10,397

10,396
Total loss-absorbing additional tier 1 capital

3,100

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

8,825

8,882

9,066
TLAC-eligible unsecured debt

8,825

8,825

9,025
Total loss-absorbing capacity
Total loss-absorbing capacity

22,295

22,379

22,562
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

77,359

81,504

82,611
Leverage ratio denominator

234,605

243,924

251,692
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.4

16.6

16.3
of which: common equity tier 1 capital ratio

13.4

12.8

12.6
Gone concern loss-absorbing capacity ratio

11.4

10.9

11.0
Total loss-absorbing capacity ratio

28.8

27.5

27.3
Leverage ratios (%)
Going concern leverage ratio

5.7

5.5

5.4
of which: common equity tier 1 leverage ratio

4.4

4.3

4.1
Gone concern leverage ratio

3.8

3.6

3.6
Total loss-absorbing capacity leverage ratio

9.5

9.2

9.0
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

73
Credit Suisse International standalone
Key metrics for the second quarter of 2024
Quarterly

|

The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1

requirements

and

in
accordance with UK Prudential Regulatory Authority regulations and IFRS Accounting Standards.

During the second quarter of 2024, the

common equity tier 1 capital of Credit Suisse International standalone decreased by

USD 0.1bn

to

USD 12.8bn

from

USD 12.9bn,

primarily

due

to

a

coupon

payment

on

additional

tier 1

capital

that
reduced

retained

earnings,

offset

by

a

reduction

in

capital

deductions.

Total

capital

decreased

by

USD 0.1bn

to
USD 14.0bn. Risk-weighted assets decreased by USD 8.4bn to USD 19.7bn, driven by a decrease across all risk types due to a

reduction in

trading activity.

Leverage

ratio exposure

decreased by

USD 8.8bn to

USD 58.2bn,

mainly driven

by a
decrease in the trading inventory.
The average liquidity coverage ratio was 345.3%, compared

with 340.3% in the first quarter of 2024. The increase

was
driven by a small decrease of USD 0.1bn in net cash outflows.

High-quality liquid assets were stable at USD 14.6bn.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of 100%, at 150.8%, compared with

136.7%

in the first quarter of 2024. The movement

in the NSFR was
driven by a

decrease of

USD 3.5bn in required

stable funding, mainly

driven by a

decrease in the

trading inventory,

net
derivative assets and initial margin posted. This was offset by a decrease of USD 3.3bn in available stable funding, mainly
driven by a decrease in long-term funding and capital.

KM1: Key metrics
USD m, except where indicated
30.6.24 31.3.24 31.12.23
1
30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

12,814

12,896

12,689

13,244

14,589
2 Tier 1

14,014

14,096

13,889

14,444

15,789
3 Total capital

14,014

14,096

13,889

14,447

15,792
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

19,699

28,068

34,698

42,012

48,633
4a Minimum capital requirement
2

1,576

2,245

2,776

3,361

3,891
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

65.05

45.95

36.57

31.52

30.00
6 Tier 1 ratio (%)

71.14

50.22

40.03

34.38

32.47
7 Total capital ratio (%)

71.14

50.22

40.03

34.39

32.47
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.58

0.61

0.83

0.76

0.49
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.08

3.11

3.33

3.26

2.99
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

60.55

41.45

31.19

26.39

24.47
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

58,250

67,069

78,135

89,344

98,366
14 Basel III leverage ratio (%)
4

24.06

21.02

17.78

16.17

16.05
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

14,578

14,589

15,364

15,411

20,095
16 Total net cash outflow

4,423

4,485

5,990

8,091

11,471
17 LCR (%)

345.26

340.28

280.28

220.97

197.04
Net stable funding ratio (NSFR)
18 Total available stable funding

23,407

26,678

30,356

34,581

39,764
19 Total required stable funding

16,461

20,010

24,166

27,375

31,086
20 NSFR (%)

150.82

136.71

125.59

126.10

128.14
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2023 audited financial statements.

2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS

CET1 capital requirement and, where applicable, minus
the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.
▲

30 June 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

74
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |

The TLAC2 table below provides an overview of the creditor ranking structure of Credit Suisse International on
a standalone basis.
As of 30 June 2024,

Credit Suisse International had

a total loss-absorbing capacity (TLAC)

of USD 18.6bn after regulatory
capital deductions and adjustments. This amount included tier 1 capital, excluding minority interests, of

USD 14.0bn and
USD 4.6bn of internal long-term debt that was eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.24 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

13,627

1,200

73,135

87,962
4 Subset of row 3 that are excluded liabilities

3

3
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

13,627

1,200

73,132

87,959
6 Subset of row 5 that are eligible as TLAC

13,627

1,200

4,586

19,413
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

2,293

2,293
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

2,293

2,293
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

13,627

1,200

14,827
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

30 June 2024 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

30 June 2024 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

30 June 2024 Pillar 3 Report |
Appendix

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 23, 2024